
11006715

# 2010

UNITED BANKSHARES, INC.





**In 2010, United increased dividends to shareholders for the 37th consecutive year. Only one other major banking company in the USA has achieved such a record.**

The directors, officers, and employees
of United Bankshares, Inc.
would like to congratulate Richard M. Adams
for his selection by Morningstar
as one of its three nominees
for the 2010 CEO of the Year award.

*A leading provider of independent investment research in the
United States and in major international markets,
Morningstar annually bestows this title on a chief executive officer
who exhibits exemplary corporate stewardship,
demonstrates independent thinking,
creates lasting value for shareholders,
and has put his or her stamp on their industry.
The two other chief executive officers nominated were
James Sinegal of Costco Wholesale Corporation,
and Alan Mulally of Ford Motor Company.*



TO OUR SHAREHOLDERS:

**2010 was a very good year for United Bankshares.** In a difficult economy and continued challenging times for financial institutions, United increased earnings, increased the stock price by 46%, and increased the dividend to shareholders for the 37th consecutive year.

DIVIDENDS PER SHARE *1974-2010*


2010
$1.20
1974
$0.06

*Assets will grow to approximately $9 billion.*



UNITED
BANK
DRIVE-IN


**United also announced the 28th acquisition of the current administration.** In December, United signed a definitive merger agreement with Centra Financial Holdings, Inc. with assets of $1.4 billion. Centra has the #1 market share in Morgantown, West Virginia, which is the home of West Virginia University, and clearly is one of the best markets in the state. Centra also adds to the Hagerstown-Martinsburg, MD-WV MSA and provides entry into the Pittsburgh, PA MSA.

CURRENTLY, UNITED HAS 111 FULL-SERVICE OFFICES IN FOUR STATES AND THE DISTRICT OF COLUMBIA

PENNSYLVANIA
OHIO
MARYLAND
WEST VIRGINIA
VIRGINIA
Weirton
St. Clairsville
Bellaire
Wheeling
Morgantown
Clarksburg
Parkersburg
Huntington
Charleston
Beckley
Martinsburg
Shepherdstown
Charles Town
Winchester
Leesburg
McLean
Sterling
Strasburg
Woodstock
Front Royal
Reston
Chantilly
Fairfax
Manassas
Broadway
Harrisonburg
Elkton
Bridgewater
Weyers Cave
Staunton
Waynesboro
Ruckersville
Charlottesville
Dumfries
Gaithersburg
Rockville
Bethesda
Silver Spring
Washington, DC
Falls Church
Alexandria
Arlington
Annandale
Vienna


UNITED
BANK

CENTRA CURRENTLY HOLDS THE #1 DEPOSIT MARKET SHARE POSITION IN THE MORGANTOWN, WEST VIRGINIA, MSA.


WASHINGTON, D.C.

28th acquisition of the current administration



UNITED SERVES VIRGINIA WITH OFFICES THROUGHOUT NORTHERN VIRGINIA AND THE SHENANDOAH VALLEY, INCLUDING CHARLOTTESVILLE.


UNITED BANK

"WE BELIEVE UNITED BANKSHARES, INC. OFFERS INVESTORS A HIGH-QUALITY, VALUABLE FRANCHISE IN THE ATTRACTIVE BANKING MARKETS OF NORTHERN VIRGINIA, METRO DC, AND WEST VIRGINIA. UNITED'S STRONG CORE PROFITABILITY, IMPRESSIVE CREDIT TRENDS, HIGH DIVIDEND YIELD AND SUFFICIENT CAPITAL BASE AFFORD THE COMPANY AN ABOVE-PEER VALUATION."
-KEEFE, BRUYETTE & WOODS, NY, NY

**In 2010, United increased earnings per share** from $1.55 to $1.65 or 6%. Our profitability performance results compared very favorably to most regional banking companies as evidenced by a return on average assets of 0.95% compared to 0.29% for United's Federal Reserve peer group of bank holding companies with assets between $3 and $10 billion.

For the year of 2010, United's share price increased from $19.97 on December 31, 2009, to $29.20 on December 31, 2010, or 46%. This compares to the S&P 500, 15.08%; S&P Bank Index, 19.88%; NASDAQ, 18.16%; and the NASDAQ Bank Index, 14.17%. If you had invested $100,000 in 1990 when we entered the Washington, DC Metro market, your investment at year-end 2010 would have been $1.027 million including dividend appreciation, a 927.18% cumulative growth percentage.



*stock price increased*

46%



*Return on*
*Average Assets*
0.95%

**RETURN ON AVERAGE ASSETS**
*2010*

| | Return on Average Assets |
|---|---|
| United | 0.95% |
| $3-$10 Billion Peer | 0.29% |

**STOCK PERFORMANCE**
*STOCK PRICE PERCENTAGE INCREASE FROM 2009*

| | Stock Price Percentage Increase |
|---|---|
| United | 46.00% |
| S&P 500 | 15.08% |
| S&P Bank | 19.88% |
| NASDAQ | 18.16% |
| NASDAQ Bank | 14.17% |





"UBSI MAINTAINS THE TITLE AS ONE OF THE MORE VALUABLE FRANCHISES OF SIZE REMAINING IN THE MID-ATLANTIC." -SANDLER O'NEILL & PARTNERS, NY, NY

**Asset quality numbers for United continued to outperform our peer group.** At December 31, 2010, United's percentage of nonperforming loans to loans, net of unearned income, of 1.28% compared favorably to the reported percentage of 3.99% for United's Federal Reserve peer group. Nonperforming loans were $67.2 million at December 31, 2010. The allowance for loan losses was $73 million or 1.39% of loans, net of unearned income. United's coverage ratio of its allowance for loan losses to nonperforming loans also compared favorably to the peers. The coverage ratio for United was 108.6% at December 31, 2010, while the coverage ratio for United's Federal Reserve peer group was 77% for the same period. Total nonperforming assets of $112 million, including OREO of $44.8 million at December 31, 2010, represented 1.57% of total assets which also compared favorably to the reported percentage of 3.38% for United's Federal Reserve peer group.

ASSET QUALITY
NONPERFORMING ASSETS TO TOTAL ASSETS


$3-$10
Billion Peer
3.38%
United
1.57%

*53rd largest commercial banking company in the USA*

UNITED BANK



*UNITED CONTINUES TO BE THE LARGEST INDEPENDENT FRANCHISE REMAINING IN THE NATION'S CAPITAL METROPOLITAN STATISTICAL AREA.*



2010 MARKED THE 20TH ANNIVERSARY OF UNITED'S ENTRY INTO ONE OF THE BEST MARKETS IN THE NATION– OUR NATION'S CAPITAL MSA.


UNITED
BANK

MORE THAN HALF OF UNITED'S REVENUES AND DEPOSITS ARE NOW COMING FROM HIGH-GROWTH, HIGH PER-CAPITA INCOME MARKETS IN VIRGINIA AND WASHINGTON, DC.

United continues to be well-capitalized based upon regulatory guidelines. United's risk-based capital ratio was 13.7% at December 31, 2010, while its Tier I capital and leverage ratios were 12.3% and 9.9% respectively. The regulatory requirements for a well-capitalized financial institution are a risk-based capital ratio of 10%, a Tier I capital ratio of 6%, and a leverage ratio of 5%.

**One of the greatest positives about United Bankshares is our franchise value.** United continues to be the largest independent banking franchise remaining in the nation's capital metropolitan statistical area. To quote Sandler O'Neill & Partners, New York, NY, "UBSI maintains the title as one of the more valuable franchises of size remaining in the mid-Atlantic."

As a company that has been blessed in many ways, United is committed to giving back to the communities we serve. In 2010, United contributed over $1 million to many worthy organizations making a difference for the lives of thousands of people. We also paid nearly $40 million in state, local and federal taxes. We are a company that is dedicated to serving.

111

*offices in four states and the nation's capital*



*HEADQUARTERED IN WASHINGTON, DC AND CHARLESTON, WEST VIRGINIA, UNITED HAS BEEN SERVING COMMUNITIES SINCE 1839.*


United Bankshares, Inc.
Parkersburg, West Virginia
INCORPORATED UNDER THE LAWS OF WEST VIRGINIA
UNITED BANKSHARES

*WITH A VERY HIGH LEVEL OF INSIDER OWNERSHIP, THE UNITED TEAM IS CLEARLY FOCUSED ON CONTINUING TO CREATE SHAREHOLDER VALUE.*

**On a personal note, this is my 36th Annual Report to Shareholders.** We have come a long way since operating as a single-office, $100 million, community bank in Parkersburg, West Virginia to becoming the 53rd largest commercial banking company in the USA based upon market capitalization as of December 31, 2010. UBSI has successfully completed 27 acquisitions with 111 offices in four states and the nation's capital. Most importantly, we have increased dividends to you every year. With a very high level of insider ownership, the United team is clearly focused on continuing to create shareholder value.


The Greenbrier Classic

The Greenbrier Classic
JULY 26 - AUGUST 1, 2010
FedExCup
PURCHASE TICKETS @ UNITED BANK
@ your service

*UNITED IS A PROUD SPONSOR OF THE GREENBRIER CLASSIC PGA GOLF TOURNAMENT.*

On behalf of the officers, employees, and directors, let me thank you for your support. With your continued support, 2011 will be another successful year for our company.

Sincerely,

RICHARD M. ADAMS

*Chairman of the Board and Chief Executive Officer*

*37 consecutive years of dividend increases*

## UNITED BANKSHARES, INC.

### EXECUTIVE OFFICERS

Richard M. Adams
*Chairman of the Board and Chief Executive Officer*

Richard M. Adams, Jr.
*Executive Vice President*

James J. Consagra, Jr.
*Executive Vice President*

James B. Hayhurst, Jr.
*Executive Vice President*

Craige L. Smith
*Executive Vice President*

Joe L. Wilson
*Executive Vice President*

Steven E. Wilson
*Executive Vice President, Chief Financial Officer, Secretary and Treasurer*

### DIRECTORS

Richard M. Adams
*Chairman of the Board and Chief Executive Officer, United Bankshares, Inc.*

Robert G. Astorg
*Managing Principal, H&R Block Tax and Business Services*

W. Gaston Caperton III
*President, The College Board; President, Caperton Group; Former Governor, State of West Virginia*

Lawrence K. Doll
*President, The Lawrence Doll Co.; President, Lawrence Doll Homes, LLC*

Theodore J. Georgelas
*Commercial Real Estate Developer; Managing Director, Georgelas Group, LLC*

F. T. Graff, Jr.
*Attorney-at-Law, Partner, Bowles Rice McDavid Graff & Love*

John M. McMahon
*Chairman, Miller & Long Co., Inc.*

J. Paul McNamara
*Chairman, Potomac Capital Advisors*

G. Ogden Nutting
*Publisher, The Ogden Newspapers, Inc.*

William C. Pitt III
*Hotel and Resort Developer*

Donald L. Unger
*Former President and CEO, United Bank-Shenandoah Valley*

Mary K. Weddle
*Executive Vice President, Long & Foster Real Estate, Inc.*

Gary G. White
*President and CEO International Resource Partners LP*

P. Clinton Winter, Jr.
*President, Bray & Oakley Insurance Agency*

### DIRECTORS EMERITI

Thomas J. Blair III
*Consulting Engineer*

Harry L. Buch
*Attorney-at-Law, Partner, Bailey, Riley, Buch & Harman*

H. Smoot Fahlgren
*Chairman of the Board, Fahlgren, Inc.*

Carlyle D. Farnsworth
*Retired, Former President, United National Bank-North*

Leonard A. Harvey
*Former Secretary of West Virginia Department of Commerce, Labor and Environmental Resources*

Russell L. Isaacs
*Owner, Russell L. Isaacs & Co.*

Junius T. Moore, Jr.
*President, The Newhall Corporation*

I. N. Smith, Jr.
*Former President, United Bankshares, Inc.*

Warren A. Thornhill III
*Attorney-at-Law*

## UNITED BANKSHARES, INC. BOARD OF DIRECTORS



*Seated:* Mary K. Weddle, F. T. Graff, Jr., W. Gaston Caperton III, Richard M. Adams, Robert G. Astorg, William C. Pitt III

*Standing:* John M. McMahon, Theodore J. Georgelas, G. Ogden Nutting, Donald L. Unger, P. Clinton Winter, Jr., Lawrence K. Doll, Gary G. White

*Not pictured:* J. Paul McNamara



## UNITED BANK-METRO DC
## DIRECTORS AND EXECUTIVE OFFICERS



*Seated:* J. Paul McNamara, Walter H. Aikens, Roger C. Johnson, Lawrence K. Doll, James J. Consagra, Jr., Richard M. Patrick, John M. McMahon

*Standing:* Steven B. Peterson, Albert H. Small, Jr., Craige L. Smith, James A. Fernald III, Dennis Cotter, Bobbie G. Kilberg, Robert W. Graham, Jeffrey B. Dierman, Mary K. Weddle, Theodore J. Georgelas, Edward H. Kaplan, Roderic Woodson

## UNITED BANK-WEST VIRGINIA
## DIRECTORS AND EXECUTIVE OFFICERS



*Seated:* R. Terry Butcher, Virginia L. King, Harold L. Wilkes, Daniel B. Wharton, Richard M. Adams

*Standing:* Richard M. Adams, Jr., Steven E. Wilson, W. Gaston Caperton IV, Thomas T. Mendenhall, S. Austin Caperton III, James B. Hayhurst, Jr., Daniel W. Ferguson, Joe L. Wilson, J. Thomas Moore

*Not pictured:* Michael G. Campbell, James C. Hamer, Lawson W. Hamilton III, Michael A. King, Alan L. Klein, I. L. Morris, H. Talbott Tebay

*Shareholder Information*

Analysts, investors, the press and others seeking financial information about United Bankshares, Inc. should contact Steven E. Wilson, Executive Vice President, Chief Financial Officer, Secretary and Treasurer, (304) 424-8704, at the Corporate Offices located at United Square, Fifth and Avery Streets, Parkersburg, West Virginia 26101.

Shareholders seeking general information regarding participation in the United Bankshares, Inc. Dividend Reinvestment Plan or a copy of United Bankshares, Inc. Report to the Securities and Exchange Commission, Form 10-K, should contact Steven E. Wilson, Executive Vice President, Chief Financial Officer, Secretary and Treasurer, (304) 424-8704.

United Bankshares, Inc. common stock is listed on NASDAQ, National Association of Securities Dealers Quotation System, National Market System. The quotation symbol is "UBSI."

*Website Addresses*

www.ubsi-inc.com
www.bankwithunited.com

*Annual Meeting*

The 2011 United Bankshares, Inc. Annual Shareholders' meeting will be held at 4:00 p.m., Monday, May 16, 2011, at The Blennerhassett Hotel, 320 Market Street, Parkersburg, West Virginia.

*Independent Auditors*

Ernst & Young LLP
900 United Center
P.O. Box 2906
Charleston, WV 25330
www.ey.com

*Registrar & Transfer Agent*

BNY Mellon Shareowner Services
490 Washington Boulevard
Jersey City, NJ 07310-1900
Toll free: (888) 470-5886
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 680-6578
TDD Foreign Shareholders: (201) 680-6610
www.bnymellon.com/shareowner/isd

# 2010

UNITED BANKSHARES, INC.



In 2010, United increased dividends to shareholders for the 37th consecutive year. Only one other major banking company in the USA has achieved such a record.

# Financial Information to Shareholders

# FORM 10-K
## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended **December 31, 2010**

**OR**

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to _________

Commission File Number: **0-13322**

## United Bankshares, Inc.
(Exact name of registrant as specified in its charter)

| **West Virginia** | **55-0641179** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| **300 United Center**<br>**500 Virginia Street, East**<br>**Charleston, West Virginia** | **25301** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **(304) 424-8704**

Securities registered pursuant to section 12(b) of the Act:

**Common Stock, $2.50 Par Value**
(Title of Class)

Securities registered pursuant to 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes [ X ]** No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] **No [ X ]**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes [ X ]** No [ ]

**UNITED BANKSHARES, INC.**
**FORM 10-K**
(Continued)

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ **X** ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[ ]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer **[ X ]** Accelerated filer [ ]

Non-accelerated filer [ ] Smaller reporting company [ ]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] **No [ X ]**

The aggregate market value of United Bankshares, Inc. common stock, representing all of its voting stock that was held by non-affiliates on June 30, 2010, was approximately **$919,357,848**.

As of January 31, 2011, United Bankshares, Inc. had **43,624,135** shares of common stock outstanding with a par value of **$2.50**.

Documents Incorporated By Reference

Definitive Proxy Statement dated April 8, 2011 for the 2011 Annual Shareholders' Meeting to be held on May 16, 2011, portions of which are incorporated by reference in Part III of this Form 10-K.

## UNITED BANKSHARES, INC.
## FORM 10-K
(Continued)

As of the date of filing this Annual report, neither the annual shareholders' report for the year ended December 31, 2010, nor the proxy statement for the annual United shareholders' meeting has been mailed to shareholders.

**CROSS-REFERENCE INDEX**

# UNITED BANKSHARES, INC.
# FORM 10-K, PART I

## Item 1. BUSINESS

Organizational History and Subsidiaries

United Bankshares, Inc. (United) is a West Virginia corporation registered as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended. United was incorporated on March 26, 1982, organized on September 9, 1982, and began conducting business on May 1, 1984 with the acquisition of three wholly-owned subsidiaries. Since its formation in 1982, United has acquired twenty-seven banking institutions. As of December 31, 2010, United has two banking subsidiaries (the Banking Subsidiaries) doing business under the name of United Bank, one operating under the laws of West Virginia referred to as United Bank (WV) and the other operating under the laws of Virginia referred to as United Bank (VA). United's Banking Subsidiaries offer a full range of commercial and retail banking services and products. United also owns nonbank subsidiaries which engage in other community banking services such as asset management, real property title insurance, investment banking, financial planning, and brokerage services.

Employees

As of December 31, 2010, United and its subsidiaries had approximately 1,451 full-time equivalent employees and officers. None of these employees are represented by a collective bargaining unit and management considers employee relations to be excellent.

Web Site Address

United's web site address is "www.ubsi-inc.com". United makes available free of charge on its web site the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments thereto, as soon as reasonably practicable after United files such reports with the Securities and Exchange Commission (SEC). The reference to United's web site does not constitute incorporation by reference of the information contained in the web site and should not be considered part of this document. These reports are also available at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Business of United

As a bank holding company registered under the Bank Holding Company Act of 1956, as amended, United's present business is community banking. As of December 31, 2010, United's consolidated assets approximated $7.2 billion and total shareholders' equity approximated $793 million.

United is permitted to acquire other banks and bank holding companies, as well as thrift institutions. United is also permitted to engage in certain non-banking activities which are closely related to banking under the provisions of the Bank Holding Company Act and the Federal Reserve Board's Regulation Y. Management continues to consider such opportunities as they arise, and in this regard, management from time to time makes inquiries, proposals, or expressions of interest as to potential opportunities, although no agreements or understandings to acquire other banks or bank holding companies or nonbanking subsidiaries or to engage in other nonbanking activities, other than those identified herein, presently exist. See Note B - Notes to Consolidated Financial Statements for a discussion of United's Agreement and Plan of Reorganization with Centra Financial Holdings, Inc.

Business of Banking Subsidiaries

United, through its subsidiaries, engages primarily in community banking and offers most banking products and services permitted by law and regulation. Included among the banking services offered are the acceptance of deposits in checking, savings, time and money market accounts; the making and servicing of personal, commercial, floor plan and student loans; and the making of construction and real estate loans. Also offered are individual retirement accounts, safe deposit boxes, wire transfers and other standard banking products and services. As part of their lending function, the Banking Subsidiaries offer credit card services.

The Banking Subsidiaries each maintain a trust department which acts as trustee under wills, trusts and pension and profit sharing plans, as executor and administrator of estates, and as guardian for estates of minors and incompetents, and in addition performs a variety of investment and security services. Trust services are available to customers of affiliate banks. United Bank (WV) provides services to its correspondent banks such as check clearing, safekeeping and the buying and selling of federal funds.

United Brokerage Services, Inc., a wholly-owned subsidiary of United Bank (WV), is a fully-disclosed broker/dealer and a registered Investment Advisor with the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and a member of the Securities Investor Protection Corporation. United Brokerage Services, Inc. offers a wide range of investment products as well as comprehensive financial planning and asset management services to the general public.

United Bank (WV) is a member of a network of automated teller machines known as the STAR ATM network while United Bank (VA) participates in the MOST network. Through STAR and MOST, the Banking Subsidiaries are participants in a network known as Cirrus, which provides banking on a nationwide basis.

United through its Banking Subsidiaries offers an Internet banking service, Smart Touch Online Banking, which allows customers to perform various transactions using a computer from any location as long as they have access to the Internet and a secure browser. Specifically, customers can check personal account balances, receive information about transactions within their accounts, make transfers between accounts, stop payment on a check, and reorder checks. Customers may also pay bills online and can make payments to virtually any business or individual. Customers can set up recurring fixed payments, one-time future payments or a one-time immediate payment. Customers can also set up their own merchants, view and modify that merchant list, view pending transactions and view their bill payment history with approximately three (3) months of history.

United also offers an automated telephone banking system, Telebanc, which allows customers to access their personal account(s) or business account(s) information from a touch-tone telephone.

Lending Activities

United's loan portfolio, net of unearned income, decreased $476.5 million to $5.3 billion in 2010. The loan portfolio is comprised of commercial, real estate and consumer loans including credit card and home equity loans. All classifications of loans declined for 2010. Commercial real estate loans and commercial loans (not secured by real estate) decreased $95.6 million or 5.0% and $70.0 million or 6.3%, respectively. Residential real estate loans decreased $159.1 million or 8.6% and construction loans declined $88.7 million or 15.8%. Consumer loans decreased $64.1 million or 20.1%.

Commercial Loans

The commercial loan portfolio consists of loans to corporate borrowers primarily in small to mid-size industrial and commercial companies, as well as automobile dealers, service, retail and wholesale merchants. Collateral securing these loans includes equipment, machinery, inventory, receivables, vehicles and commercial real estate. Commercial loans are considered to contain a higher level of risk than other loan types although care is taken to minimize these risks. Numerous risk factors impact this portfolio including industry specific risks such as economy, new technology, labor rates and cyclicality, as well as customer specific factors, such as cash flow, financial structure, operating controls and asset quality. United diversifies risk within this portfolio by closely monitoring industry concentrations and portfolios to ensure that it does not exceed established lending guidelines. Diversification is intended to limit the risk of loss from any single unexpected economic event or trend. Underwriting standards require a comprehensive credit analysis and independent evaluation of virtually all larger balance commercial loans by the loan committee prior to approval.

Real Estate Loans

Commercial real estate loans consist of commercial mortgages, which generally are secured by nonresidential and multi-family residential properties. Also included in this portfolio are loans that are secured by owner-occupied real estate, but made for purposes other than the construction or purchase of real estate. Commercial real estate loans are to many of the same customers and carry similar industry risks as the commercial loan portfolio. Real estate mortgage loans to consumers are secured primarily by a first lien deed of trust. These loans are traditional one-to-four family residential mortgages. The loans generally do not exceed an 80% loan to value ratio at the loan origination date and most are at a variable rate of interest. These loans are considered to be of normal risk. Also included in the category of real estate mortgage loans are home equity loans.

As of December 31, 2010, approximately $319.1 million or 6.1% of United's loan portfolio were real estate loans that met the regulatory definition of a high loan-to-value loan. A high loan-to-value real estate loan is defined as any loan, line of credit, or combination of credits secured by liens on or interests in real estate that equals or exceeds a certain percentage established by United's primary regulator of the real estate's appraised value, unless the loan has other appropriate credit support. The certain percentage varies depending on the loan type and collateral. Appropriate credit support may include mortgage insurance, readily marketable collateral, or other acceptable collateral that reduces the loan-to-value ratio below the certain percentage. Of the $319.1 million, $125.0 million is secured by first deeds of trust on residential real estate with $113.7 million of that total falling in a loan-to-value (LTV) range of 90% to 100% and $11.3 million above a LTV of 100%; $67.9 million is secured by subordinate deeds of trust on residential real estate with $55.4 million between a LTV of 90% to 100% and $12.5 million above a LTV of 100%; and $126.2 million is secured by commercial real estate generally ranging from the regulatory limit for the type of commercial real estate up to a LTV of 100%. Of the $126.2 million high loan to value commercial loans, $37.3 million are classified as Other Construction Loans and Land Loans, $47.6 million are Non-residential Secured, $14.3 million are Commercial Owner occupied properties, $15.7 million are 1-4 family Residential Secured first lien properties, and $4.4 million are Residential Construction Loans. The remaining $6.9 million are spread out in three different categories, none of which are material.

Consumer Loans

Consumer loans are secured by automobiles, boats, recreational vehicles, and other personal property. Personal loans, student loans and unsecured credit card receivables are also included as consumer loans. United monitors the risk associated with these types of loans by monitoring such factors as portfolio growth, lending policies and economic conditions. Underwriting standards are continually evaluated and modified based upon these factors.

Underwriting Standards

United's loan underwriting guidelines and standards are updated periodically and are presented for approval by the respective Boards of Directors of each of its subsidiary banks. The purpose of the standards and guidelines is to grant loans on a sound and collectible basis; to invest available funds in a safe, profitable manner; to serve the legitimate credit needs of the communities of United's primary market area; and to ensure that all loan applicants receive fair and equal treatment in the lending process. It is the intent of the underwriting guidelines and standards to: minimize loan losses by carefully investigating the credit history of each applicant, verify the source of repayment and the ability of the applicant to repay, collateralize those loans in which collateral is deemed to be required, exercise care in the documentation of the application, review, approval, and origination process, and administer a comprehensive loan collection program.

United's underwriting standards and practices are designed to originate both fixed and variable rate loan products in a manner which is consistent with the prudent banking practices applicable to these exposures. Typically, both fixed and variable rate loan underwriting practices incorporate conservative methodology, including the use of stress testing for commercial loans, and other product appropriate measures designed to provide an adequate margin of safety for the full collection of both principal and interest within contractual terms. Consumer real estate secured loans are underwritten to the initial rate, and to a higher assumed rate commensurate with normal market conditions. Therefore, it is the intent of United's underwriting standards to insure that adequate primary repayment capacity exists to address both future increases in interest rates, and fluctuations in the underlying cash flows available for repayment. Historically, and at December 31, 2010, United has not offered "teaser rate" loans, and had no loan portfolio products which were specifically designed for "sub-prime" borrowers. Management defines "sub-prime" borrowers as consumer borrowers with a credit score of less than 660.

The above guidelines are adhered to and subject to the experience, background and personal judgment of the loan officer assigned to the loan application. A loan officer may grant, with justification, a loan with variances from the underwriting guidelines and standards. However, the loan officer may not exceed his or her respective lending authority without obtaining the prior, proper approval as outlined in United's loan policy from a superior, a regional supervisor or market president (dual approval per policy) or the Loan Committee, whichever is deemed appropriate for the nature of the variance.

Loan Concentrations

United has commercial loans, including real estate and owner-occupied, income-producing real estate and land development loans, of approximately $3.2 billion as of December 31, 2010. These loans are primarily secured by real estate located in West Virginia, southeastern Ohio, Virginia, Maryland and the District of Columbia. United categorizes these commercial loans by industry according to the North American Industry Classification System (NAICS) to monitor the portfolio for possible concentrations in one or more industries. As of the most recent fiscal year-end, United has one such industry classification that exceeded 10% of total loans. As of December 31, 2010, approximately $1.3 billion or 24.0% of United's total loan portfolio were for the purpose of renting or leasing real estate. The loans were originated by United's subsidiary banks using underwriting standards as set forth by management. United's loan administration policies are focused on the risk characteristics of the loan portfolio, including commercial real estate loans, in terms of loan approval and credit quality. It is the opinion of management that these loans do not pose any unusual risks and that adequate consideration has been given to the above loans in establishing the allowance for loan losses.

Secondary Markets

United generally originates loans within the primary market area of its banking subsidiaries. United may from time to time make loans to borrowers and/or on properties outside of its primary market area as an accommodation to its customers. Processing of all loans is centralized in the Charleston, West Virginia office. As of December 31, 2010, the balance of mortgage loans being serviced by United for others was insignificant.

United Bank (WV) engages in the origination and acquisition of residential real estate loans for resale. These loans are for single-family, owner-occupied residences with either adjustable or fixed rate terms, with a variety of maturities tailored to effectively serve its markets. United Bank (WV)'s originations are predominately in its West Virginia markets. Mortgage loan originations are generally intended to be sold in the secondary market on a best efforts basis.

During 2010, United originated $49.2 million of real estate loans for sale in the secondary market and sold $47.6 million of loans designated as held for sale in the secondary market. Net gains on the sales of these loans during 2010 were $662 thousand.

The principal sources of revenue from United's mortgage banking business are: (i) loan origination fees; (ii) gains or losses from the sale of loans; and (iii) interest earned on mortgage loans during the period that they are held by United pending sale, if any.

Investment Activities

United's investment policy stresses the management of the investment securities portfolio, which includes both securities held to maturity and securities available for sale, to maximize return over the long-term in a manner that is consistent with good banking practices and relative safety of principal. United currently does not engage in trading account activity. The Asset/Liability Management Committee of United is responsible for the coordination and evaluation of the investment portfolio.

Sources of funds for investment activities include "core deposits". Core deposits include certain demand deposits, statement and special savings and NOW accounts. These deposits are relatively stable and they are the lowest cost source of funds available to United. Short-term borrowings have also been a significant source of funds. These include federal funds purchased, securities sold under agreements to repurchase and FHLB borrowings. Repurchase agreements represent funds that are generally obtained as the result of a competitive bidding process.

United's investment portfolio is comprised of a significant amount of mortgage-backed securities. United has a small amount of U.S. Treasury securities and obligations of U.S. Agencies and Corporations. Obligations of States and Political Subdivisions are comprised of primarily "AAA" rated municipal securities. Interest and dividends on securities for the years of 2010, 2009, and 2008 were $39.3 million, $55.5 million, and $71.0 million, respectively. For the years of 2010, 2009 and 2008, United recognized net losses on security transactions of $7.8 million, $14.7 million and $9.4 million, respectively. In the year 2010, United recognized other-than-temporary impairment charges of $9.8 million on certain investment securities consisting primarily of $7.3 million on pooled trust preferred collateralized debt obligations (TRUP CDOs), $1.2 million on collateralized mortgage obligations (CMOs) and $1.3 million on a certain investment security carried at cost. In the year 2009, United recognized other-than-temporary impairment charges of $15.0 million on certain investment securities consisting primarily of $8.0 million on a single-issue trust preferred security and $5.4 million on pooled trust preferred collateralized debt obligations (TRUP CDOs).

Competition

United faces a high degree of competition in all of the markets it serves. United considers all of West Virginia to be included in its market area. This area includes the five largest West Virginia Metropolitan Statistical Areas (MSA): the Parkersburg MSA, the Charleston MSA, the Huntington MSA, the Wheeling MSA and the Weirton MSA. United serves the Ohio counties of Lawrence, Belmont, Jefferson and Washington primarily because of their close proximity to the Ohio border and United banking offices nearby in West Virginia. United's Virginia markets include the Maryland, northern Virginia and Washington, D.C. MSA, the Winchester MSA, the Harrisonburg MSA, and the Charlottesville MSA. United considers all of the above locations to be the primary market area for the business of its banking subsidiaries.

With prior regulatory approval, West Virginia and Virginia banks are permitted unlimited branch banking throughout each state. In addition, interstate acquisitions of and by West Virginia and Virginia banks and bank holding companies are permissible on a reciprocal basis, as well as reciprocal interstate acquisitions by thrift institutions. These conditions serve to intensify competition within United's market.

As of December 31, 2010, there were 68 bank holding companies operating in the State of West Virginia registered with the Federal Reserve System and the West Virginia Board of Banking and Financial Institutions and 100 bank holding companies operating in the Commonwealth of Virginia registered with the Federal Reserve System and the Virginia Corporation Commission. These holding companies are headquartered in various states and control banks throughout West Virginia and Virginia, which compete for business as well as for the acquisition of additional banks.

Economic Characteristics of Primary Market Area

As of December 2010, West Virginia's unemployment rate was 9.5% according to information from West Virginia's Bureau of Employment Programs. The number of unemployed state residents rose 5,900 to 73,500 for the month of December as compared to the month of November. Total unemployment was up 6,400 over the year of 2010. The state unemployment rate of 9.5% for December 2010 was an increase from a rate of 8.8% for the month of November 2010 and 8.6% for December 2009. Population outflows that have constrained faster economic growth in West Virginia may be moderating. The new U.S. Census Bureau figures show that West Virginia's population is slowly increasing again. The 2010 Census data show the number of residents in West Virginia rose by 2.5% over the last decade, from 1,808,344 to 1,852,994. That's an annual growth rate of about one-quarter of one percent. The economic recovery is under way in West Virginia, according to the latest forecast from the West Virginia University College of Business and Economics. The state economy is likely to continue to expand during 2011, although growth is likely to be slow. Most job growth in West Virginia is expected to come in service-providing sectors, like health care; professional and business services; and trade, transportation and utilities. Manufacturing and construction also are expected to add jobs, reflecting the global economic rebound and the gradual recovery from the housing bust. Mining jobs are expected to decline modestly, reflecting the mild recovery in coal production.

United's Virginia subsidiary banking offices are located in markets that historically have reflected low unemployment rate levels. According to information available from the Virginia Employment Commission, Virginia's unemployment rate as of December 2010 was 6.4% which was below the U.S. December 2010 unemployment level of 9.1% and two-tenths of a percentage point decrease from 6.6% in November. The unemployment rate was 6.7% for December 2009. The Virginia economy is expected to add 25,400 new jobs in fiscal year (FY) 2011. While this total is well below what a typical economic expansion would add to payrolls, it does follow on the heels of an unprecedented two year run of job losses. Economists are predicting that personal income will grow 2.8% in FY 2011 and 3.6 percent in FY 2012. Wages and salaries are expected to grow 2.6% in FY 2011 and 4.7% in FY 2012. Employment is expected to modestly increase by 0.7% and 2.0% in FYs 2011 and 2012, respectively. Employment in the professional and business services sector is forecast to increase by 1.6% in FY 2011. Construction employment is expected to fall by 3.0% in FY 2011. FY 2012 would mark the first year of growth in this sector since FY 2006. Employment in trade, transportation and utilities is expected to increase by 1.4% in FY2011.

Regulation and Supervision

United, as a bank holding company, is subject to the restrictions of the Bank Holding Company Act of 1956, as amended, and is registered pursuant to its provisions. As such, United is subject to the reporting requirements of and examination by the Board of Governors of the Federal Reserve System (Board of Governors).

The Bank Holding Company Act prohibits the acquisition by a bank holding company of direct or indirect ownership of more than five percent of the voting shares of any bank within the United States without prior approval of the Board of Governors. With certain exceptions, a bank holding company also is prohibited from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company which is not a bank, and from engaging directly or indirectly in business unrelated to the business of banking, or managing or controlling banks.

The Board of Governors, in its Regulation Y, permits bank holding companies to engage in preapproved non-banking activities closely related to banking or managing or controlling banks. Approval of the Board of Governors is necessary to engage in certain other non-banking activities which are not preapproved or to make acquisitions of corporations engaging in these activities. In addition, on a case-by-case basis, the Board of Governors may approve other non-banking activities.

On July 30, 2002, the President of the United States signed into law the Sarbanes-Oxley Act of 2002, a broad accounting, auditing, disclosure and corporate governance reform law. The legislation was passed in an effort to increase corporate responsibility by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws and to allow stockholders to more easily and efficiently monitor the performance of companies and directors.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the EESA) was signed into law. EESA temporarily raised the limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. Separate from EESA, in October 2008, the Federal Deposit Insurance Corporation (FDIC) also announced the Temporary Liquidity Guarantee Program (TLGP) to guarantee eligible newly issued senior unsecured debt by FDIC-insured institutions through October 31, 2009. Under one component of this program, the Transaction Account Guaranty Program (TAGP), the FDIC temporarily provided a full guarantee on all noninterest-bearing transaction accounts held by any depositor, regardless of dollar amount, through December 31, 2009. The $250,000 deposit insurance coverage limit was scheduled to return to $100,000 on January 1, 2010, but was extended by congressional action until December 31, 2013. The TLGP expired on December 31, 2010 while the TAGP expired on June 30, 2010. As discussed on the following page, separate temporary unlimited coverage for noninterest-bearing transaction accounts became effective on December 31, 2010 and will last until December 31, 2012.

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), into law. The Dodd-Frank Act significantly changes regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes, among other things, provisions creating a Financial Services Oversight Council to identify emerging systemic risks and improve interagency cooperation; centralizing the responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, which will be responsible for implementing, examining and enforcing compliance with federal consumer financial laws; permanently raising the current standard maximum deposit insurance amount to $250,000; establishing strengthened capital standards for banks, and disallowing trust preferred securities as qualifying for Tier 1 capital (subject to certain grandfather provisions for existing trust preferred securities); establishing new minimum mortgage underwriting standards; granting the Federal Reserve Board the power to regulate debit card interchange fees; and implementing corporate governance changes. Many aspects of the Dodd-Frank Act are subject to rulemaking that will take effect over several years, thus making it difficult to assess all the effects the Dodd-Frank Act will have on the financial industry, including United, at this time.

As a bank holding company doing business in West Virginia, United is also subject to regulation and examination by the West Virginia Board of Banking and Financial Institutions (the West Virginia Banking Board) and must submit annual reports to the West Virginia Banking Board. Further, any acquisition application that United must submit to the Board of Governors must also be submitted to the West Virginia Banking Board for approval.

United is also under the jurisdiction of the SEC and certain state securities commissions in regard to the offering and sale of its securities. Generally, United must file under the Securities Exchange Act of 1933, as amended, to issue additional shares of its common stock. United is also registered under and is subject to the regulatory and disclosure requirements of the Securities Exchange Act of 1934, as amended, as administered by the SEC. United is listed on the NASDAQ Global Select Market under the quotation symbol "UBSI," and is subject to the rules of the NASDAQ for listed companies.

The Banking Subsidiaries, as state member banks, are subject to supervision, examination and regulation by the Federal Reserve System, and as such, are subject to applicable provisions of the Federal Reserve Act and regulations issued thereunder. Each Banking Subsidiary is subject to regulation by its state banking authority.

Deposit Insurance

The deposits of United's Banking Subsidiaries are insured by the FDIC to the extent provided by law. Accordingly, these Banking Subsidiaries are also subject to regulation by the FDIC. The Banking Subsidiaries are subject to deposit insurance assessments to maintain the Deposit Insurance Fund (DIF) of the FDIC. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank's capital level and supervisory rating (CAMELS rating). The risk matrix utilizes four risk categories which are distinguished by capital levels and supervisory ratings.

In December 2008, the FDIC issued a final rule that raised assessment rates for the first quarter of 2009 by a uniform 7 basis points, resulting in a range between 12 and 50 basis points, depending upon the risk category. In March 2009, the FDIC issued final rules to further change the assessment system beginning in the second quarter of 2009. The changes commenced April 1, 2009 to ensure that riskier institutions bear a greater share of the increase in assessments, and are subsidized to a lesser degree by less risky institutions.

In May 2009, the FDIC issued a final rule which levied a special assessment applicable to all insured depository institutions totaling 5 basis points of each institution's total assets less Tier 1 capital as of June 30, 2009, not to exceed 10 basis points of domestic deposits. The special assessment was part of the FDIC's efforts to rebuild the DIF. United's deposit insurance expense during 2009 included $3.6 million recognized in the second quarter related to the special assessment.

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011; however, as further discussed below, the FDIC has elected to forego this increase under a new DIF restoration plan adopted in October 2010.

In December 2009, United paid $36.4 million in prepaid risk-based assessments, of which $28.0 million is remaining and included in other assets in the accompanying Consolidated Balance Sheet as of December 31, 2010.

In October 2010, the FDIC adopted a new DIF restoration plan to ensure that the fund reserve ratio reaches 1.35% by September 30, 2020, as required by the Dodd-Frank Act. Under the new restoration plan, the FDIC will forego the uniform three-basis point increase in initial assessment rates scheduled to take place on January 1, 2011 and maintain the current schedule of assessment rates for all depository institutions. At least semi-annually, the FDIC will update its loss and income projections for the fund and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking if required.

In November 2010, the FDIC issued a final rule to implement provisions of the Dodd-Frank Act that provide for temporary unlimited coverage for non-interest-bearing transaction accounts. The separate coverage for non-interest-bearing transaction accounts became effective on December 31, 2010 and terminates on December 31, 2012.

United's FDIC insurance expense totaled $9.7 million, $9.2 million and $1.1 million in 2010, 2009 and 2008, respectively.

Capital Requirements

As a bank holding company, United is subject to consolidated regulatory capital requirements administered by the Federal Reserve Board. United's Banking Subsidiaries are also subject to the capital requirements administered by the Federal Reserve Board. The Federal Reserve Board's risk-based capital guidelines are based upon the 1988 capital accord (Basel I) of the Basel Committee on Banking Supervision (the Basel Committee). The requirements are intended to ensure that banking organizations have adequate capital given the risk levels of assets and off-balance sheet financial instruments. Under the requirements, banking organizations are required to maintain minimum ratios for Tier 1 capital and total capital to risk-weighted assets (including certain off-balance sheet items, such as letters of credit). For purposes of calculating the ratios, a banking organization's assets and some of its specified off-balance sheet commitments and obligations are assigned to various risk categories.

United and its Banking Subsidiaries are currently required to maintain Tier 1 capital and "total capital" (the sum of Tier 1 and Tier 2 capital) equal to at least 4.0% and 8.0%, respectively, of its total risk-weighted assets (including various off-balance-sheet items, such as letters of credit). In addition, for a depository institution to be considered "well capitalized" under the regulatory framework for prompt corrective action, its Tier 1 and total capital ratios must be at least 6.0% and 10.0% on a risk-adjusted basis, respectively. Bank holding companies and banks are also required to comply with minimum leverage ratio requirements. The leverage ratio is the ratio of a banking organization's Tier 1 capital to its total adjusted quarterly average assets (as defined for regulatory purposes). The requirements necessitate a minimum leverage ratio of 4.0% for United and its banking subsidiaries. In addition, for a depository institution to be considered "well capitalized" under the regulatory framework for prompt corrective action, its leverage ratio must be at least 5.0%.

In 2004, the Basel Committee published a new capital accord (Basel II) to replace Basel I. A definitive final rule for implementing the advanced approaches of Basel II in the United States, which applies only to certain large or internationally active banking organizations, or "core banks" – defined as those with consolidated total assets of $250 billion or more or consolidated on-balance sheet foreign exposures of $10 billion or more, became effective as of April 1, 2008. United and its banking subsidiaries were not required to comply with the advanced approaches of Basel II.

In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III". Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity.

The U.S. banking agencies have indicated informally that they expect to propose regulations implementing Basel III in mid-2011 with final adoption of implementing regulations in mid-2012. Notwithstanding its release of the Basel III framework as a final framework, the Basel Committee is considering further amendments to Basel III, including the imposition of additional capital surcharges on globally systemically important financial institutions. In addition to Basel III, the Dodd-Frank Act requires or permits the Federal banking agencies to adopt regulations affecting banking institutions' capital requirements in a number of respects, including potentially more stringent capital requirements for systemically important financial institutions. Accordingly, the regulations ultimately applicable to United and its banking subsidiaries may be substantially different from the Basel III final framework as published in December 2010. Requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact United's net income and return on equity.

## Item 1A. RISK FACTORS

United is subject to risks inherent to the Company's business. The material risks and uncertainties that management believes affect the Company are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair United's business operations. This report is qualified in its entirety by these risk factors.

United's business may be adversely affected by conditions in financial markets and economic conditions generally

United's business is concentrated in the West Virginia, Northern Virginia and Shenandoah Valley Virginia market areas. As a result, its financial condition, results of operations and cash flows are subject to changes if there are changes in the economic conditions in these areas. A prolonged period of economic recession or other adverse economic conditions in these areas could have a negative impact on United. A significant decline in general economic conditions nationally, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets, declines in the housing market, a tightening credit environment or other factors could impact these local economic conditions and, in turn, have a material adverse effect on United's financial condition and results of operations which occurred during this past year.

Economic conditions began deteriorating during the latter half of 2007 and continued throughout 2010. Business activity across a wide range of industries and regions has been greatly reduced and many businesses are experiencing serious difficulties due to a lack of consumer spending and the lack of liquidity in credit markets. Unemployment has also increased significantly. As a result of this economic crisis, many lending institutions, including United, have experienced declines in the performance of their loans, including construction, land development and land loans, commercial loans and consumer loans. Moreover, competition among depository institutions for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Overall, the general business environment has had an adverse effect on United's business, and there can be no assurance that the environment will improve in the near term. Accordingly, until conditions improve, United's business, financial condition and results of operations could continue to be adversely affected.

The value of certain investment securities is volatile and future declines or other-than-temporary impairments could have a materially adverse affect on future earnings and regulatory capital

Continued volatility in the fair value for certain investment securities, whether caused by changes in market conditions, interest rates, credit risk of the issuer, the expected yield of the security, or actual defaults in the portfolio could result in significant fluctuations in the value of the securities. This could have a material adverse impact on United's accumulated other comprehensive income and shareholders' equity depending on the direction of the fluctuations. Furthermore, future downgrades or defaults in these securities could result in future classifications as other-than-temporarily impaired. This could have a material impact on United's future earnings, although the impact on shareholders' equity will be offset by any amount already included in other comprehensive income for securities that were temporarily impairment.

There are no assurances as to adequacy of the allowance for credit losses

United believes that its allowance for credit losses is maintained at a level appropriate to absorb any probable losses in its loan portfolio given the current information known to management.

Management establishes the allowance based upon many factors, including, but not limited to:

- historical loan loss experience;
- industry diversification of the commercial loan portfolio;
- the effect of changes in the local real estate market on collateral values;
- the amount of nonperforming loans and related collateral security;
- current economic conditions that may affect the borrower's ability to pay and value of collateral;
- volume, growth and composition of the loan portfolio; and
- other factors management believes are relevant.

These determinations are based upon estimates that are inherently subjective, and their accuracy depends on the outcome of future events, so ultimate losses may differ from current estimates. Changes in economic, operating and other conditions, including changes in interest rates, that are generally beyond United's control, can affect the Company's credit losses. With unfavorable economic conditions since the end of 2007, United's credit losses have been on the rise. If the economic conditions do not improve or continue to decline, United's credit losses could continue to increase, perhaps significantly. As a result, such losses could exceed United's current allowance estimates. United can provide no assurance that its allowance is sufficient to cover actual credit losses should such losses differ substantially from our current estimates.

In addition, federal and state regulators, as an integral part of their respective supervisory functions, periodically review United's allowance for credit losses.

Changes in interest rates may adversely affect United's business

United's earnings, like most financial institutions, are significantly dependent on its net interest income. Net interest income is the difference between the interest income United earns on loans and other assets which earn interest and the interest expense incurred to fund those assets, such as on savings deposits and borrowed money. Therefore, changes in general market interest rates, such as a change in the monetary policy of the Board of Governors of the Federal Reserve System or otherwise beyond those which are contemplated by United's interest rate risk model and policy, could have an effect on net interest income. For more information concerning United's interest rate risk model and policy, see the discussion under the caption "Quantitative and Qualitative Disclosures

About Market Risk" under Item 7A.

United is subject to credit risk

There are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. United seeks to mitigate the risk inherent in its loan portfolio by adhering to prudent loan approval practices. Although United believes that its loan approval criteria are appropriate for the various kinds of loans the Company makes, United may incur losses on loans that meet our loan approval criteria. Due to recent economic conditions affecting the real estate market, many lending institutions, including United, have experienced substantial declines in the performance of their loans, including construction, land development and land loans. The value of real estate collateral supporting many construction and land development loans, land loans, commercial and multi-family loans have declined and may continue to decline. United cannot assure that the economic conditions affecting customers and the quality of the loan portfolio will improve and thus, United's financial condition and results of operations could continue to be adversely affected.

Loss of United's Chief Executive Officer or other executive officers could adversely affect its business

United's success is dependent upon the continued service and skills of its executive officers and senior management. If United loses the services of these key personnel, it could have a negative impact on United's business because of their skills, years of industry experience and the difficulty of promptly finding qualified replacement personnel. The services of Richard M. Adams, United's Chief Executive Officer, would be particularly difficult to replace. United and Mr. Adams are parties to an Employment Agreement providing for his continued employment by United through March 31, 2015.

United operates in a highly competitive market

United faces a high degree of competition in all of the markets it serves. United considers all of West Virginia to be included in its market area. This area includes the five largest West Virginia Metropolitan Statistical Areas (MSA): the Parkersburg MSA, the Charleston MSA, the Huntington MSA, the Wheeling MSA and the Weirton MSA. United serves the Ohio counties of Lawrence, Belmont, Jefferson and Washington primarily because of their close proximity to the Ohio border and United banking offices nearby in West Virginia. United's Virginia markets include the Maryland, northern Virginia and Washington, D.C. MSA, the Winchester MSA, the Harrisonburg MSA, and the Charlottesville MSA. United considers all of the above locations to be the primary market area for the business of its banking subsidiaries

There is a risk that aggressive competition could result in United controlling a smaller share of these markets. A decline in market share could lead to a decline in net income which would have a negative impact on stockholder value.

Dividend payments by United's subsidiaries to United and by United to its shareholders can be restricted

The declaration and payment of future cash dividends will depend on, among other things, United's earnings, the general economic and regulatory climate, United's liquidity and capital requirements, and other factors deemed relevant by United's board of directors. Federal Reserve Board policy limits the payment of cash dividends by bank holding companies, without regulatory approval, and requires that a holding company serve as a source of strength to its banking subsidiaries.

United's principal source of funds to pay dividends on its common stock is cash dividends from its subsidiaries. The payment of these dividends by its subsidiaries is also restricted by federal and state banking laws and regulations. As of December 31, 2010, an aggregate of approximately $32.1 million and $43.4 million was available for dividend payments from United Bank (WV) and United Bank (VA), respectively, to United without regulatory approval.

United may be adversely affected by the soundness of other financial institutions

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. United has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, or other institutional clients. Recent defaults by financial services institutions, and even rumors or questions about a financial institution or the financial services industry in general, have led to marketwide liquidity problems and could lead to losses or defaults by United or other institutions. Any such losses could adversely affect United's financial condition or results of operations.

United is subject to extensive government regulation and supervision

United is subject to extensive federal and state regulation, supervision and examination. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations affect United's lending practices, capital structure, investment practices, dividend policy, operations and growth, among other things. These regulations also impose obligations to maintain appropriate policies, procedures and controls, among other things, to detect, prevent and report money laundering and terrorist financing and to verify the identities of United's customers. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect United in substantial and unpredictable ways. Such changes could subject the Company to additional costs, limit the types of financial services and products United may offer and/or increase the ability of nonbanks to offer competing financial services and products, among other things. United expends substantial effort and incurs costs to improve its systems, audit capabilities, staffing and training in order to satisfy regulatory requirements, but the regulatory authorities may determine that such efforts are insufficient. Failure to comply with relevant laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on United's business, financial condition and results of operations. While the Company has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. As an example, the FDIC imposed higher assessments on deposits in 2009 based on the adequacy of the deposit insurance fund, conditions of the banking industry and as a result of changes in specific programs. Recently, the Dodd-Frank Act changed the FDIC's assessment base for federal deposit insurance from the amount of insured deposits to consolidated average assets less tangible capital. It is possible that United's deposit insurance premiums could increase even more in the future under this new requirement.

In the normal course of business, United and its subsidiaries are routinely subject to examinations and challenges from federal and state tax authorities regarding the amount of taxes due in connection with investments that the Company has made and the businesses in which United has engaged. Recently, federal and state taxing authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base, apportionment and tax credit planning. The challenges made by tax authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in the Company's favor, they could have a material adverse effect on United's financial condition and results of operations.

United may elect or be compelled to seek additional capital in the future, but capital may not be available when it is needed

United is required by federal and state regulatory authorities to maintain adequate levels of capital to support the Company's operations. In addition, United may elect to raise additional capital to support the Company's business or to finance acquisitions, if any, or United may otherwise elect to raise additional capital. In that regard, a number of financial institutions have recently raised considerable amounts of capital as a result of deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors, which may diminish United's ability to raise additional capital.

United's ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside the Company's control, and on United's financial performance. Accordingly, United cannot be assured of its ability to raise additional capital if needed or on terms acceptable to the Company. If United cannot raise additional capital when needed, it may have a material adverse effect on the Company's financial condition, results of operations and prospects.

United's information systems may experience an interruption or breach in security

United relies heavily on communications and information systems to conduct its business. In addition, as part of its business, United collects, processes and retains sensitive and confidential client and customer information. United's facilities and systems, and those of our third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Company's customer relationship management, general ledger, deposit, loan and other systems. While United has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of the Company's information systems could damage United's reputation, result in a loss of customer business, subject United to additional regulatory scrutiny, or expose the Company to civil litigation and possible financial liability, any of which could have a material adverse effect on United's financial condition and results of operations.

The recently enacted Dodd-Frank Act may adversely affect United's business, financial condition and results of operations.

The Dodd-Frank Act significantly changes regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes, among other things, provisions creating a Financial Services Oversight Council to identify emerging systemic risks and improve interagency cooperation; centralizing the responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, which will be responsible for implementing, examining and enforcing compliance with federal consumer financial laws; permanently raising the current standard maximum deposit insurance amount to $250,000; establishing strengthened capital standards for banks, and disallowing trust preferred securities as qualifying for Tier 1 capital (subject to certain grandfather provisions for existing trust preferred securities); establishing new minimum mortgage underwriting standards; granting the Federal Reserve Board the power to regulate debit card interchange fees; and implementing corporate governance changes. Many aspects of the Dodd-Frank Act are subject to rulemaking that will take effect over several years, thus making it difficult to assess all the effects the Dodd-Frank Act will have on the financial industry, including United, at this time. However, it is possible that United's interest expense could increase and deposit insurance premiums could change, and steps may need to be taken to increase qualifying capital. United expects that operating and compliance costs will increase and could adversely affect its financial condition and results of operations.

In addition, these changes may also require United to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements which may negatively impact United's financial condition and results of operation. United is currently reviewing the provisions of the Dodd-Frank Act and assessing their probable impact on United and its operations.

## Item 1B. UNRESOLVED STAFF COMMENTS

None

**Item 2. PROPERTIES**

Offices

United is headquartered in the United Center at 500 Virginia Street, East, Charleston, West Virginia. United's executive offices are located in Parkersburg, West Virginia at Fifth and Avery Streets. United operates one hundred and twelve (112) full service offices—fifty-three (53) offices located throughout West Virginia, fifty-six (56) offices in the Shenandoah Valley region of Virginia and the Northern Virginia, Maryland and Washington, D.C. metropolitan area and three (3) in southeastern Ohio. United owns all of its West Virginia facilities except for two in the Wheeling area, two in the Charleston area, two in the Beckley area, two in the Charles Town area and one each in Parkersburg, Morgantown, and Clarksburg, all of which are leased under operating leases. United owns most of its facilities in the Shenandoah Valley region of Virginia except for ten offices, three in Winchester, one each in Charlottesville, Front Royal, Harrisonburg, Staunton, Waynesboro, Weyers Cave and Woodstock, all of which are leased under operating leases. United leases all of its facilities under operating lease agreements in the Northern Virginia, Maryland and Washington, D.C. areas except for four offices, one each in Fairfax, Alexandria, and Vienna, Virginia and one in Bethesda, Maryland, which are owned facilities. In Ohio, United leases two of its three facilities, one each in Bellaire and St. Clairsville. United leases an operations center facility in the Charleston, West Virginia area.

**Item 3. LEGAL PROCEEDINGS**

In the normal course of business, United and its subsidiaries are currently involved in various legal proceedings. Management is vigorously pursuing all its legal and factual defenses and, after consultation with legal counsel, believes that all such litigation will be resolved with no material effect on United's financial position.

**Item 4. (REMOVED AND RESERVED)**

## Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock

As of January 31, 2011, 100,000,000 shares of common stock, par value $2.50 per share, were authorized for United, of which 44,319,157 were issued, including 695,022 shares held as treasury shares. The outstanding shares are held by approximately 6,382 shareholders of record, as well as 15,186 shareholders in street name as of January 31, 2011. The unissued portion of United' s authorized common stock (subject to registration approval by the SEC) and the treasury shares are available for issuance as the Board of Directors determines advisable. United offers its shareholders the opportunity to invest dividends in shares of United stock through its dividend reinvestment plan. United has also established stock option plans and a stock bonus plan as incentive for certain eligible officers. In addition to the above incentive plans, United is occasionally involved in certain mergers in which additional shares could be issued and recognizes that additional shares could be issued for other appropriate purposes.

In May of 2006, United's Board of Directors approved a new stock repurchase plan, whereby United could buy up to 1,700,000 shares of its common stock in the open market. During 2010 and 2009, no shares were repurchased under the plan.

The Board of Directors believes that the availability of authorized but unissued common stock of United is of considerable value if opportunities should arise for the acquisition of other businesses through the issuance of United's stock. Shareholders do not have preemptive rights, which allows United to issue additional authorized shares without first offering them to current shareholders.

Currently, United has only one voting class of stock issued and outstanding and all voting rights are vested in the holders of United's common stock. On all matters subject to a vote of shareholders, the shareholders of United will be entitled to one vote for each share of common stock owned. Shareholders of United have cumulative voting rights with regard to election of directors.

On December 23, 2008, the shareholders of United authorized the issuance of preferred stock up to 50,000,000 shares with a par value of $1.00 per share. The authorized preferred stock may be issued by the Company's Board of Directors in one or more series, from time to time, with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. Currently, no shares of preferred stock have been issued.

The authorization of preferred stock will not have an immediate effect on the holders of the Company's common stock. The actual effect of the issuance of any shares of preferred stock upon the rights of the holders of common stock cannot be stated until the Board of Directors determines the specific rights of any shares of preferred stock. However, the effects might include, among other things, restricting dividends on common stock, diluting the voting power of common stock, reducing the market price of common stock or impairing the liquidation rights of the common stock without further action by the shareholders. Holders of the common stock will not have preemptive rights with respect to the preferred stock.

There are no preemptive or conversion rights or, redemption or sinking fund provisions with respect to United's stock. All of the issued and outstanding shares of United's stock are fully paid and non-assessable.

Dividends

The shareholders of United are entitled to receive dividends when and as declared by its Board of Directors. Dividends have been paid quarterly. Dividends were $1.20 per share in 2010, $1.17 per share in 2009 and $1.16 per share in 2008. See "Market and Stock Prices of United" for quarterly dividend information.

The payment of dividends is subject to the restrictions set forth in the West Virginia Corporation Act and the limitations imposed by the Federal Reserve Board. Payment of dividends by United is dependent upon receipt of dividends from its Banking Subsidiaries. Payment of dividends by United's state member Banking Subsidiaries is regulated by the Federal Reserve System and generally, the prior approval of the Federal Reserve Board (FRB) is required if the total dividends declared by a state member bank in any calendar year exceeds its net profits, as defined, for that year combined with its retained net profits for the preceding two years. Additionally, prior approval of the FRB is required when a state member bank has deficit retained earnings but has sufficient current year's net income, as defined, plus the retained net profits of the two preceding years. The FRB may prohibit dividends if it deems the payment to be an unsafe or unsound banking practice. The FRB has issued guidelines for dividend payments by state member banks emphasizing that proper dividend size depends on the bank's earnings and capital. See Note S, Notes to Consolidated Financial Statements.

Market and Stock Prices of United

United Bankshares, Inc. stock is traded over the counter on the National Association of Securities Dealers Automated Quotations System, Global Select Market (NASDAQ) under the trading symbol UBSI. The closing sale price reported for United's common stock on February 16, 2011, the last practicable date, was $28.35.

The high and low prices listed below are based upon information available to United's management from NASDAQ listings. No attempt has been made by United's management to ascertain the prices for every sale of its stock during the periods indicated. However, based on the information available, United's management believes that the prices fairly represent the amounts at which United's stock was traded during the periods reflected.

The following table presents the dividends and high and low prices of United's common stock during the periods set forth below:

| 2011 | Dividends | High | Low |
|---|---|---|---|
| First Quarter through February 16, 2011 | --- | $ 30.84 | $ 27.80 |
| 2010 | | | |
| Fourth Quarter | $ 0.30 | $ 30.25 | $ 24.15 |
| Third Quarter | $ 0.30 | $ 27.25 | $ 22.09 |
| Second Quarter | $ 0.30 | $ 31.99 | $ 23.82 |
| First Quarter | $ 0.30 | $ 28.00 | $ 20.15 |
| 2009 | | | |
| Fourth Quarter | $ 0.30 | $ 20.81 | $ 16.39 |
| Third Quarter | $ 0.29 | $ 23.56 | $ 16.68 |
| Second Quarter | $ 0.29 | $ 27.75 | $ 16.81 |
| First Quarter | $ 0.29 | $ 33.64 | $ 13.15 |

Stock Performance Graph

*The following Stock Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that United specifically incorporates it by reference into such filing.*

The following graph compares United's cumulative total shareholder return (assuming reinvestment of dividends) on its common stock for the five-year period ending December 31, 2010, with the cumulative total return (assuming reinvestment of dividends) of the Standard and Poor's Midcap 400 Index and with the NASDAQ Bank Index. The cumulative total shareholder return assumes a $100 investment on December 31, 2005 in the common stock of United and each index and the cumulative return is measured as of each subsequent fiscal year-end. There is no assurance that United's common stock performance will continue in the future with the same or similar trends as depicted in the graph.


UNITED BANKSHARES, INC.
Total Return Analysis
DOLLARS
200
100
0
2005
2006
2007
2008
2009
2010
YEAR
United Bankshares
NASDAQ Bank Index
S & P Mid-Cap Index

| | Period Ending | | | | | |
|---|---|---|---|---|---|---|
| | 12/31/05 | 12/31/06 | 12/31/07 | 12/31/08 | 12/31/09 | 12/31/10 |
| United Bankshares, Inc. | 100.00 | 112.88 | 84.85 | 104.74 | 66.92 | 102.47 |
| NASDAQ Bank Index | 100.00 | 113.78 | 91.17 | 71.61 | 59.93 | 68.40 |
| S&P Mid-Cap Index | 100.00 | 110.30 | 119.09 | 75.96 | 104.29 | 132.04 |

Issuer Repurchases

The table below includes certain information regarding United's purchase of its common shares during the three months ended December 31, 2010:

| Period | Total Number of Shares Purchased (1) (2) | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans (3) | Maximum Number of Shares that May Yet be Purchased Under the Plans (3) |
|---|---|---|---|---|
| 10/01 – 10/31/2010 | --- | --- | --- | 322,200 |
| 11/01 – 11/30/2010 | 2,592 | $ 26.49 | --- | 322,200 |
| 12/01 – 12/31/2010 | 1,365 | $ 29.80 | --- | 322,200 |
| Total | 3,957 | $ 27.63 | | |

(1) Includes shares exchanged in connection with the exercise of stock options under United's stock option plans. Shares are purchased pursuant to the terms of the applicable stock option plan and not pursuant to a publicly announced stock repurchase plan. For the quarter ended December 31, 2010, the following shares were exchanged by participants in United's stock option plans: November 2010 – 2,422 shares at an average price of $26.58 and December 2010 – 1,365 shares at an average price of $29.80.

(2) Includes shares purchased in open market transactions by United for a rabbi trust to provide payment of benefits under a deferred compensation plan for certain key officers of United and its subsidiaries. For the quarter ended December 31, 2010, the following shares were purchased for the deferred compensation plan: November 2010 –170 shares at an average price of $25.12.

(3) In May of 2006, United's Board of Directors approved a repurchase plan to repurchase up to 1,700,000 shares of United's common stock on the open market (the 2006 Plan). The timing, price and quantity of purchases under the plans are at the discretion of management and the plan may be discontinued, suspended or restarted at any time depending on the facts and circumstances.

## Item 6. SELECTED FINANCIAL DATA

The following consolidated selected financial data is derived from United's audited financial statements as of and for the five years ended December 31, 2010. The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related notes contained elsewhere in this report.

| | Five Year Summary | | | | |
|---|---|---|---|---|---|
| (Dollars in thousands, except per share data) | 2010 | 2009 | 2008 | 2007 | 2006 |
| **Summary of Operations:** | | | | | |
| Total interest income | $ 323,382 | $ 365,845 | $ 429,911 | $ 438,729 | $ 400,683 |
| Total interest expense | 85,196 | 120,374 | 177,119 | 213,310 | 181,090 |
| Net interest income | 238,186 | 245,471 | 252,792 | 225,419 | 219,593 |
| Provision for loan losses | 13,773 | 46,065 | 25,155 | 5,330 | 1,437 |
| Other income | 62,203 | 53,970 | 67,303 | 57,749 | 49,033 |
| Other expense | 182,212 | 175,127 | 171,073 | 147,929 | 137,173 |
| Income taxes | 32,457 | 10,951 | 36,913 | 39,235 | 40,767 |
| Net income | 71,947 | 67,298 | 86,954 | 90,674 | 89,249 |
| Cash dividends | 52,300 | 50,837 | 50,231 | 47,446 | 45,219 |
| **Per common share:** | | | | | |
| Net income: | | | | | |
| Basic | 1.65 | 1.55 | 2.01 | 2.16 | 2.15 |
| Diluted | 1.65 | 1.55 | 2.00 | 2.15 | 2.13 |
| Cash dividends | 1.20 | 1.17 | 1.16 | 1.13 | 1.09 |
| Book value per share | 18.18 | 17.53 | 16.97 | 17.61 | 15.44 |
| **Selected Ratios:** | | | | | |
| Return on average shareholders' equity | 9.19% | 8.81% | 11.12% | 12.99% | 13.90% |
| Return on average assets | 0.95% | 0.85% | 1.09% | 1.28% | 1.34% |
| Dividend payout ratio | 72.69% | 75.54% | 57.77% | 52.33% | 50.67% |
| **Selected Balance Sheet Data:** | | | | | |
| Average assets | $ 7,533,974 | $ 7,925,506 | $ 8,007,068 | $ 7,100,885 | $ 6,641,224 |
| Investment securities | 794,715 | 966,920 | 1,291,822 | 1,394,764 | 1,275,470 |
| Loans held for sale | 6,869 | 5,284 | 868 | 1,270 | 2,041 |
| Total loans | 5,260,326 | 5,736,809 | 6,014,155 | 5,793,484 | 4,806,747 |
| Total assets | 7,155,719 | 7,805,101 | 8,102,091 | 7,994,739 | 6,717,598 |
| Total deposits | 5,713,534 | 5,971,100 | 5,647,954 | 5,349,750 | 4,828,192 |
| Long-term borrowings | 386,458 | 771,935 | 852,685 | 774,162 | 499,200 |
| Total liabilities | 6,362,707 | 7,043,551 | 7,365,379 | 7,233,540 | 6,083,506 |
| Shareholders' equity | 793,012 | 761,550 | 736,712 | 761,199 | 634,092 |

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### FORWARD-LOOKING STATEMENTS

Congress passed the Private Securities Litigation Act of 1995 to encourage corporations to provide investors with information about the company's anticipated future financial performance, goals, and strategies. The act provides a safe haven for such disclosure; in other words, protection from unwarranted litigation if actual results are not the same as management expectations.

United desires to provide its shareholders with sound information about past performance and future trends. Consequently, any forward-looking statements contained in this report, in a report incorporated by reference to this report, or made by management of United in this report, in any other reports and filings, in press releases and in oral statements, involve numerous assumptions, risks and uncertainties. Actual results could differ materially from those contained in or implied by United's statements for a variety of factors including, but not limited to: changes in economic conditions; business conditions in the banking industry; movements in interest rates; competitive pressures on product pricing and services; success and timing of business strategies; the nature and extent of governmental actions and reforms; and rapidly changing technology and evolving banking industry standards.

## INTRODUCTION

The following discussion and analysis presents the significant changes in financial condition and the results of operations of United and its subsidiaries for the periods indicated below. This discussion and the consolidated financial statements and the notes to consolidated financial statements include the accounts of United Bankshares, Inc. and its wholly-owned subsidiaries, unless otherwise indicated. Management has evaluated all significant events and transactions that occurred after December 31, 2010, but prior to the date these financial statements were issued, for potential recognition or disclosure required in these financial statements.

This discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes thereto, which are included elsewhere in this document.

## PENDING ACQUISITION

After the close of business on December 15, 2010, United entered into an Agreement and Plan of Reorganization (the Agreement) with Centra Financial Holdings, Inc. (Centra), a West Virginia corporation headquartered in Morgantown, West Virginia. The acquisition of Centra will afford United the opportunity to enhance its existing footprint in Maryland and West Virginia, as well as provide an entry into Pennsylvania. Centra has $1.4 billion in assets and 15 offices and one loan origination office. Centra's locations are in and surrounding the four strategic markets of Hagerstown, Maryland; Martinsburg, West Virginia; Morgantown, West Virginia; and Uniontown, Pennsylvania. In accordance with the Agreement, Centra will merge with and into a wholly-owned subsidiary of United (the Merger). At which time, Centra will cease and the wholly-owned subsidiary of United will survive and continue to exist as a West Virginia corporation.

The estimated aggregate consideration of the transaction is approximately $197.7 million based on Centra's 8.5 million common shares outstanding, Centra's 1.2 million options outstanding and United's stock price of $29.20 per share as of December 31, 2010. The announced price represents 18.1 times Centra's 2011 earnings estimate and 1.4 times book value. Please refer to Note B of the Notes to Consolidated Financial Statements for more information on this acquisition.

## APPLICATION OF CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of United conform with U.S. generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments, which are reviewed with the Audit Committee of the Board of Directors, are based on information available as of the date of the financial statements. Actual results could differ from these estimates. These policies, along with the disclosures presented in the financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for credit losses, the valuation of investment securities and the related other-than-temporary impairment analysis, and the calculation of the income tax provision to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available. The most significant accounting policies followed by United are presented in Note A, Notes to Consolidated Financial Statements.

The allowance for credit losses represents management's estimate of the probable credit losses inherent in the lending portfolio. Determining the allowance for credit losses requires management to make forecasts of losses that are highly uncertain and require a high degree of judgment. At December 31, 2010, the allowance for loan losses was $73.0 million and is subject to periodic adjustment based on management's assessment of current probable losses in the loan portfolio. Such adjustment from period to period can have a significant impact on United's consolidated financial statements. To illustrate the potential effect on the financial statements of our estimates of the allowance for loan losses, a 10% increase in the allowance for loan losses would have required $7.3 million in additional allowance (funded by additional provision for credit losses), which would have negatively impacted the year of 2010 net income by approximately $4.7 million, or $0.11 diluted per common share. Management's evaluation of the adequacy of the allowance for credit losses and the appropriate provision for credit losses is based upon a quarterly evaluation of the loan portfolio and lending related commitments. This evaluation is inherently subjective and requires significant estimates, including estimates related to the amounts and timing of future cash flows, value of collateral, losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which are susceptible to constant and significant change. The allowance allocated to specific credits and loan pools grouped by similar risk characteristics is reviewed on a quarterly basis and adjusted as necessary based upon subsequent changes in circumstances. In determining the components of the allowance for credit losses, management considers the risk arising in part from, but not limited to, charge-off and delinquency trends, current economic and business conditions, lending policies and procedures, the size and risk characteristics of the loan portfolio, concentrations of credit, and other various factors. The methodology used to determine the allowance for credit losses is described in Note A, Notes to Consolidated Financial Statements. A discussion of the factors leading to changes in the amount of the allowance for credit losses is included in the Provision for Credit Losses section of this Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A). For a discussion of concentrations of credit risk, see Item 1, under the caption of Loan Concentrations in this Form 10-K.

Accounting estimates are used in the presentation of the investment portfolio and these estimates impact the presentation of United's financial condition and results of operations. United classifies its investments in debt and equity securities as either held to maturity or available for sale. Securities held to maturity are accounted for using historical costs, adjusted for amortization of premiums and accretion of discounts. Securities available for sale are accounted for at fair value, with the net unrealized gains and losses, net of income tax effects, presented as a separate component of stockholders' equity. When available, fair values of securities are based on quoted prices or prices obtained from third party vendors. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data. Prices obtained from third party vendors that do not reflect forced liquidation or distressed sales are not adjusted by management. Where prices reflect forced liquidation or distressed sales, as is the case with United's portfolio of pooled trust preferred securities, management estimates fair value based on a discounted cash flow methodology using appropriately adjusted discount rates reflecting nonperformance and liquidity risks. Due to the subjective nature of this valuation process, it is possible that the actual fair values of these securities could differ from the estimated amounts, thereby affecting United's financial position, results of operations and cash flows. The potential impact to United's financial position, results of operations or cash flows for changes in the valuation process cannot be reasonably estimated.

If the estimated value of investments is less than the cost or amortized cost, the investment is considered impaired and management evaluates whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment. If such an event or change has occurred, management must exercise judgment to determine the nature of the potential impairment (i.e., temporary or other-than-temporary) in order to apply the appropriate accounting treatment. If United intends to sell, or is more likely than not will be required to sell an impaired debt security before recovery of its amortized cost basis less any current period credit loss, other-than-temporary impairment is recognized in earnings. The amount recognized in earnings is equal to the entire difference between the security's amortized cost basis and its fair value at the balance sheet date. If United does not intend to sell, and is not more likely than not they will be required to sell the impaired debt security prior to recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the following: 1) the amount representing the credit loss, which is recognized in earnings, and 2) the amount related to all other factors, which is recognized in other comprehensive income. Given the recent disruptions in the financial markets, the decision to recognize other-than-temporary impairment on investment securities has become more difficult as complete information is not always available and market conditions and other relevant factors are subject to rapid changes. Therefore, the other-than-temporary impairment assessment has become a critical accounting policy for United. For additional information on management's consideration of investment valuation and other-than-temporary impairment, see Note C and Note T, Notes to Consolidated Financial Statements.

United's calculation of income tax provision is inherently complex due to the various different tax laws and jurisdictions in which we operate and requires management's use of estimates and judgments in its determination. The current income tax liability also includes income tax expense related to our uncertain tax positions as required in ASC topic 740, "Income Taxes." Changes to the estimated accrued taxes can occur due to changes in tax rates, implementation of new business strategies, resolution of issues with taxing authorities and recently enacted statutory, judicial and regulatory guidance. These changes can be material to the Company's operating results for any particular reporting period. The analysis of the income tax provision requires the assessments of the relative risks and merits of the appropriate tax treatment of transactions, filing positions, filing methods and taxable income calculations after considering statutes, regulations, judicial precedent and other information. United strives to keep abreast of changes in the tax laws and the issuance of regulations which may impact tax reporting and provisions for income tax expense. United is also subject to audit by federal and state authorities. Because the application of tax laws is subject to varying interpretations, results of these audits may produce indicated liabilities which differ from United's estimates and provisions. United continually evaluates its exposure to possible tax assessments arising from audits and records its estimate of probable exposure based on current facts and circumstances. The potential impact to United's operating results for any of the changes cannot be reasonably estimated. See Note L, Notes to Consolidated Financial Statements for information regarding United's ASC topic 740 disclosures.

Any material effect on the financial statements related to these critical accounting areas is further discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

## USE OF FAIR VALUE MEASUREMENTS

United determines the fair value of its financial instruments based on the fair value hierarchy established in ASC topic 820, whereby the fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC topic 820 establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs in the methodology for determining fair value are observable or unobservable. Observable inputs reflect market-based information obtained from independent sources (Level 1 or Level 2), while unobservable inputs reflect management's estimate of market data (Level 3). For assets and liabilities that are actively traded and have quoted prices or observable market data, a minimal amount of subjectivity concerning fair value is needed. Prices and values obtained from third party vendors that do not reflect forced liquidation or distressed sales are not adjusted by management. When quoted prices or observable market data are not available, management's judgment is necessary to estimate fair value.

At December 31, 2010, approximately 10.18% of total assets, or $728.13 million, consisted of financial instruments recorded at fair value. Of this total, approximately 90.67% or $660.18 million of these financial instruments used valuation methodologies involving observable market data, collectively Level 1 and Level 2 measurements, to determine fair value. Approximately 9.33% or $67.95 million of these financial instruments were valued using unobservable market information or Level 3 measurements. Most of these financial instruments valued using unobservable market information were pooled trust preferred investment securities classified as available-for-sale. At December 31, 2010, only $5.94 million or less than 1% of total liabilities were recorded at fair value. This entire amount was valued using methodologies involving observable market data. United does not believe that any changes in the unobservable inputs used to value the financial instruments mentioned above would have a material impact on United's results of operations, liquidity, or capital resources. See Note T for additional information regarding ASC topic 820 and its impact on United's financial statements.

## 2010 COMPARED TO 2009

## FINANCIAL CONDITION SUMMARY

United's total assets as of December 31, 2010 were $7.16 billion which was a decline of $649.38 million or 8.32% from December 31, 2009. The decrease was primarily the result of decreases in investment securities and portfolio loans of $172.21 million or 17.81% and $476.48 million or 8.31%, respectively. Partially offsetting these decreases to total assets was an $11.62 million increase in cash and cash equivalents. The decrease in total assets is reflected in a corresponding decrease in total liabilities of $680.84 million or 9.67% from year-end 2009. The decrease in total liabilities was due mainly to reductions of $257.57 million or 4.31% in deposits and $415.21 million or 41.73% in borrowings while accrued expenses and other liabilities decreased $7.92 million or 10.50%. Shareholders' equity increased $31.46 million or 4.13% from year-end 2009.

The following discussion explains in more detail the changes in financial condition by major category.

## Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2010 increased $11.62 million or 2.58% from year-end 2009 as United placed its excess cash in an interest-bearing account with the Federal Reserve. Of this total increase, interest-bearing deposits with other banks increased $30.87 million due mainly to the cash placed at the Federal Reserve while cash and due from banks decreased $19.25 million or 14.30% and federal funds sold were flat. During the year of 2010, net cash of $100.83 million and $631.92 million was provided by operating activities and investing activities, respectively. Net cash of $721.13 million was used in financing activities. Further details related to changes in cash and cash equivalents are presented in the Consolidated Statements of Cash Flows.

## Securities

Total investment securities decreased $172.21 million or 17.81% from year-end 2009. Securities available for sale declined $158.50 million or 19.53%. This change in securities available for sale reflects $1.39 billion in sales, maturities and calls of securities, $1.24 billion in purchases, and an increase of $32.92 million in fair value. Securities held to maturity decreased $10.39 million or 13.41% from year-end 2009 due to calls and maturities of securities. Other investment securities declined $3.32 million or 4.27% from year-end 2009 due to the redemption of $3.48 million of FHLB stock and an other-than-temporary impairment charge of $1.29 million on an investment security during the fourth quarter of 2010.

The following is a summary of available for sale securities at December 31:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| U.S. Treasury and other U.S. Government agencies and corporations | $ 103,851 | $ 4,960 | $ 10,704 |
| States and political subdivisions | 81,801 | 96,900 | 112,720 |
| Mortgage-backed securities | 386,125 | 624,396 | 883,361 |
| Marketable equity securities | 5,794 | 5,277 | 5,070 |
| Corporate securities | 140,226 | 148,009 | 153,261 |
| TOTAL AVAILABLE FOR SALE SECURITIES, at amortized cost | $ 717,797 | $ 879,542 | $ 1,165,116 |
| TOTAL AVAILABLE FOR SALE SECURITIES, at fair value | $ 653,276 | $ 811,777 | $ 1,097,043 |

The following is a summary of held to maturity securities at December 31:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| U.S. Treasury and other U.S. Government agencies and corporations | $ 11,200 | $ 11,331 | $ 11,455 |
| States and political subdivisions | 20,288 | 25,904 | 34,495 |
| Mortgage-backed securities | 94 | 110 | 135 |
| Corporate securities | 35,454 | 40,076 | 70,322 |
| TOTAL HELD TO MATURITY SECURITIES, at amortized cost | $ 67,036 | $ 77,421 | $ 116,407 |
| TOTAL HELD TO MATURITY SECURITIES, at fair value | $ 62,315 | $ 70,535 | $ 103,505 |

Gross unrealized losses on investment securities were $91.04 million at December 31, 2010. Securities in a continuous unrealized loss position for twelve months or more at December 31, 2010 consisted primarily of mortgage-backed and corporate securities. The unrealized loss on mortgage-backed securities portfolio relates primarily to AAA securities of various private label issuers. The unrealized loss on corporate securities was mainly related to single issue trust preferred securities and trust preferred collateralized debt obligations.

As of December 31, 2010, United's mortgage-backed securities had an amortized cost of $386.22 million, with an estimated fair value of $397.60 million. The portfolio consisted primarily of $308.69 million in agency residential mortgage-backed securities with a fair value of $323.84 million and $77.53 million in non-agency residential mortgage-backed securities with an estimated fair value of $73.76 million.

As of December 31, 2010, United's corporate securities had an amortized cost of $175.68 million, with an estimated fair value of $90.00 million. The portfolio consisted primarily of $124.63 million in pooled trust preferred securities with a fair value of $49.91 million and $47.72 million in single issue trust preferred securities with an estimated fair value of $36.76 million. In addition to the trust preferred securities, the Company held positions in various other corporate securities with an amortized cost and fair value of $3.33 million, none of which were individually significant.

The pooled trust preferred securities consisted of positions in 24 different securities. The underlying issuers in the pools were primarily financial institutions and to a lesser extent, insurance companies. The Company has no exposure to Real Estate Investment Trusts (REITs) in its investment portfolio. The Company owns both senior and mezzanine tranches in pooled trust preferred securities; however, the Company does not own any income notes. The senior and mezzanine tranches of trust preferred collateralized debt obligations generally have some protection from defaults in the form of over-collateralization and excess spread revenues, along with waterfall structures that redirect cash flows in the event certain coverage test requirements are failed. Generally, senior tranches have the greatest protection, with mezzanine tranches subordinated to the senior tranches, and income notes subordinated to the mezzanine tranches. Senior tranches represent $23.62 million of the Company's pooled securities, while mezzanine tranches represent $101.47 million. Of the $101.47 million in mezzanine tranches, $18.13 million are now in the Senior position as the Senior notes have been paid to a zero balance. As of December 31, 2010, $10.00 million of the pooled trust preferred securities were investment grade, $5.00 million were split-rated, and the remaining $110.09 million were below investment grade. In terms of capital adequacy, the Company allocates additional risk-based capital to the below investment grade securities.

Of the $47.72 million in single issue trust preferred securities at December 31, 2010, $23.64 million or 49.54% were investment grade; $13.04 million or 27.32% were unrated; $4.45 million or 9.33% were split rated; and $6.59 million or 13.81% were below investment grade. The three largest exposures accounted for 52.45% of the $47.72 million. These included Wells Fargo at $10.28 million, SunTrust Bank at $7.50 million and Peoples Bancorp, Inc. at $7.25 million. All single-issue trust preferred securities are currently receiving full scheduled principal and interest payments.

Management recognized net other-than-temporary impairment charges totaling $7.32 million on pooled trust preferred securities during 2010. Other than these securities, management does not believe that any other individual security with an unrealized loss as of December 31, 2010 is other-than-temporarily impaired. United believes the decline in value resulted from changes in market interest rates, credit spreads and liquidity, not an adverse change in the expected contractual cash flows. Based on a review of each of the securities in the investment portfolio, management concluded that it was not probable that it would be unable to realize the cost basis investment and appropriate interest payments on such securities. United has the intent and the ability to hold these securities until such time as the value recovers or the securities mature. However, United acknowledges that any impaired securities may be sold in future periods in response to significant, unanticipated changes in asset/liability management decisions, unanticipated future market movements or business plan changes.

More information relating to investment securities is presented in Note C, Notes to Consolidated Financial Statements.

## Loans

Loans held for sale increased $1.59 million as loan originations exceeded loan sales in the secondary market during the year of 2010. Portfolio loans, net of unearned income, decreased $476.48 million or 8.31% from year-end 2009 due to a decline in each major loan category as loan demand was soft during 2010 due to poor economic conditions. Commercial, financial and agricultural loans declined $165.61 million or 5.51%. Within the commercial, financial and agricultural loans category, commercial real estate loans and commercial loans (not secured by real estate) decreased $95.64 million or 5.05% and $69.96 million or 6.31%, respectively. Residential real estate loans and construction loans declined $159.06 million or 8.55% and $88.67 million or 15.84%, respectively. Consumer loans decreased $64.09 million or 20.13%.

A summary of loans outstanding is as follows:

| | December 31 | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| Commercial, financial & agricultural | $ 2,837,692 | $ 3,003,298 | $ 3,167,458 | $ 2,957,497 | $ 2,220,004 |
| Residential real estate | 1,700,380 | 1,859,439 | 1,915,355 | 1,882,498 | 1,720,794 |
| Construction & land development | 470,934 | 559,602 | 601,995 | 601,323 | 523,042 |
| Consumer | 254,345 | 318,439 | 335,750 | 359,243 | 349,868 |
| Less: Unearned interest | (3,025) | (3,969) | (6,403) | (7,077) | (6,961) |
| Total loans | 5,260,326 | 5,736,809 | 6,014,155 | 5,793,484 | 4,806,747 |
| Allowance for loan losses | (73,033) | (67,853) | (61,494) | (50,456) | (43,629) |
| TOTAL LOANS, NET | $ 5,187,293 | $ 5,668,956 | $ 5,952,661 | $ 5,743,028 | $ 4,763,118 |
| Loans held for sale | $ 6,869 | $ 5,284 | $ 868 | $ 1,270 | $ 2,041 |

The following table shows the maturity of commercial, financial, and agricultural loans and real estate construction and land development loans as of December 31, 2010:

| (In thousands) | Less Than One Year | One To Five Years | Over Five Years | Total |
|---|---|---|---|---|
| Commercial, financial & agricultural | $ 746,014 | $ 1,106,552 | $ 985,126 | $ 2,837,692 |
| Construction & land development | 245,769 | 147,168 | 77,997 | 470,934 |
| Total | $ 991,783 | $ 1,253,720 | $ 1,063,123 | $ 3,308,626 |

At December 31, 2010, commercial, financial and agricultural loans and real estate construction and land development loans by maturity are as follows:

| (In thousands) | Less Than One Year | One to Five Years | Over Five Years | Total |
|---|---|---|---|---|
| Outstanding with fixed interest rates | $ 646,185 | $ 951,503 | $ 635,765 | $ 2,233,453 |
| Outstanding with adjustable rates | 345,598 | 302,217 | 427,358 | 1,075,173 |
| | $ 991,783 | $ 1,253,720 | $ 1,063,123 | $ 3,308,626 |

More information relating to loans is presented in Note D, Notes to Consolidated Financial Statements.

### Other Assets

Other assets were relatively flat from year-end 2009, decreasing $2.67 million or less than 1% due mainly to decreases of $9.90 million in deferred tax assets, $8.43 million in prepaid FDIC assessments due to the reduction of the three-year prepayment of premiums made at the end of 2009, $1.88 million in core deposit intangibles due to amortization, and $1.70 million in income taxes receivable. The decrease in income taxes receivable for the year of 2010 was due to a tax benefit in 2009 associated with net operating loss carryforwards and a positive adjustment to income taxes as a result of a concluded state tax examination. Virtually offsetting these decreases from year-end 2009 were increases of $8.58 million in the pension asset due to a $9.10 million contribution in the third quarter of 2010, $5.84 million in the cash surrender values of bank-owned life insurance policies, $4.71 million in OREO due to increased foreclosures as a result of the current economic conditions, and derivatives assets of $587 thousand due to a change in fair value.

### Deposits

Deposits represent United's primary source of funding. Total deposits at December 31, 2010 decreased $257.57 million or 4.31% from year-end 2009. In terms of composition, noninterest-bearing deposits increased $95.10 million or 8.58% while interest-bearing deposits decreased $352.66 million or 7.25% from December 31, 2009.

The increase in noninterest-bearing deposits was due mainly to increases in commercial noninterest-bearing deposits of $100.93 million or 12.86% and personal noninterest-bearing deposits of $12.55 million or 4.61%. Official checks and noninterest-bearing public funds declined $11.47 million or 26.77% and $10.52 million or 44.42%, respectively.

The decrease in interest-bearing deposits was due mainly to a decrease in time deposits over $100,000 of $335.93 million or 25.33%. Within time deposits over $100,000, Certificate of Deposit Account Registry Service (CDARS) balances declined $178.61 million, fixed rate certificate of deposits (CDs) declined $76.42 million, brokered deposits decreased $60.84 million and variable rate CDs decreased $19.17 million. Time deposits under $100,000 decreased $255.80 million or 18.15%. Within time deposits under $100,000, fixed rate certificate of deposits (CDs) declined $114.92 million, CDARS balances declined $85.47 million and variable rate CDs decreased $57.70 million. Interest-bearing money market accounts (MMDAs) increased $167.22 million or 10.99%. In addition, regular savings balances increased $39.35 million or 11.28% and interest-bearing checking deposits increased $32.50 million or 12.61%.

The table below summarizes the changes by deposit category since year-end 2009:

| | December 31 2010 | December 31 2009 | $ Change | % Change |
|---|---|---|---|---|
| (Dollars in thousands) | | | | |
| Demand deposits | $ 657,395 | $ 575,501 | $ 81,894 | 14.23% |
| Interest-bearing checking | 290,153 | 257,654 | 32,499 | 12.61% |
| Regular savings | 388,332 | 348,982 | 39,350 | 11.28% |
| Money market accounts | 2,234,252 | 2,053,829 | 180,423 | 8.78% |
| Time deposits under $100,000 | 1,153,337 | 1,409,137 | (255,800) | (18.15%) |
| Time deposits over $100,000 | 990,065 | 1,325,997 | (335,932) | (25.33%) |
| Total deposits | $ 5,713,534 | $ 5,971,100 | $ (257,566) | (4.31%) |

At December 31, 2010, the scheduled maturities of time deposits are as follows:

| Year | Amount |
|---|---|
| (In thousands) | |
| 2011 | $ 1,415,148 |
| 2012 | 355,489 |
| 2013 | 152,273 |
| 2014 | 107,317 |
| 2015 and thereafter | 113,175 |
| TOTAL | $ 2,143,402 |

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2010 are summarized as follows:

| ( In thousands) | Amount |
|---|---|
| 3 months or less | $ 430,936 |
| Over 3 through 6 months | 98,208 |
| Over 6 through 12 months | 188,501 |
| Over 12 months | 272,420 |
| TOTAL | $ 990,065 |

The average daily amount of deposits and rates paid on such deposits is summarized for the years ended December 31:

| | 2010 | | | 2009 | | | 2008 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Amount | Interest Expense | Rate | Amount | Interest Expense | Rate | Amount | Interest Expense | Rate |
| | | | | (Dollars in thousands) | | | | | |
| Demand deposits | $ 320,915 | --- | --- | $ 275,331 | --- | --- | $ 210,244 | --- | --- |
| NOW and money market deposits | 2,675,969 | $ 11,365 | 0.42% | 2,346,354 | $ 8,980 | 0.38% | 2,203,701 | $ 17,571 | 0.80% |
| Savings deposits | 380,081 | 332 | 0.09% | 346,887 | 300 | 0.09% | 334,564 | 638 | 0.19% |
| Time deposits | 2,349,119 | 43,966 | 1.87% | 2,829,599 | 74,183 | 2.62% | 2,688,521 | 105,826 | 3.94% |
| TOTAL | $ 5,726,084 | $ 55,663 | 0.97% | $ 5,798,171 | $ 83,463 | 1.44% | $ 5,437,030 | $ 124,035 | 2.28% |

More information relating to deposits is presented in Note I, Notes to Consolidated Financial Statements.

## Borrowings

Total borrowings decreased $415.21 million or 41.73% during the year of 2010. Since year-end 2009, short-term borrowings decreased $29.73 million or 13.34% due mainly to a $28.56 million decrease in securities sold under agreements to repurchase. Long-term borrowings decreased $385.48 million or 49.94% since year-end 2009 due to the repayment of FHLB advances from excess cash.

The table below summarizes the changes by borrowing category since year-end 2009:

| | December 31 | | Amount | Percentage |
|---|---|---|---|---|
| | 2010 | 2009 | Change | Change |
| (Dollars in thousands) | | | | |
| Federal funds purchased | $ 8,542 | $ 7,835 | $ 707 | 9.02% |
| Securities sold under agreements to repurchase | 183,097 | 211,659 | (28,562) | (13.49%) |
| TT&L note option | 1,575 | 3,450 | (1,875) | (54.35%) |
| Long-term FHLB advances | 202,181 | 587,213 | (385,032) | (65.57%) |
| Issuances of trust preferred capital securities | 184,277 | 184,722 | (445) | (0.24%) |
| Total borrowings | $ 579,672 | $ 994,879 | $ (415,207) | (41.73%) |

For a further discussion of borrowings see Notes J and K, Notes to Consolidated Financial Statements.

## Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31, 2010 decreased $7.92 million or 10.50% from year-end 2009 mainly as a result of decreases of $6.91 million in derivative liabilities due to a change in fair value and $4.16 million in interest payable due to a decline in borrowings and certificate of deposits. Partially offsetting these decreases were increases in income taxes payable of $2.53 million and accrued employee expenses of $2.32 million.

## Shareholders' Equity

Shareholders' equity at December 31, 2010 increased $31.46 million or 4.13% from December 31, 2009 as United continued to balance capital adequacy and the return to shareholders. The increase in shareholders' equity was due mainly to increases in retained earnings and accumulated other comprehensive income.

Retained earnings increased due to earnings net of dividends declared which equaled $19.65 million for the year of 2010.

Accumulated other comprehensive income increased $7.73 million due mainly to an increase of $21.40 million, net of deferred taxes in United's available for sale investment portfolio. In addition, the change in fair value and the termination of

United's cash flow hedge resulted in increases of $3.67 million and $1.33 million, net of deferred taxes, respectively. The after-tax noncredit portion of OTTI losses for the year of 2010 were $19.29 million. The accretion of pension costs for the year of 2010 were $1.31 million, net of deferred taxes while the after-tax adjustment to United's pension asset resulted in a decline of $783 thousand.

**EARNINGS SUMMARY**

Net income for the year 2010 was $71.95 million or $1.65 per diluted share compared to $67.30 million or $1.55 per diluted share for the year of 2009.

United's return on average assets for the year of 2010 was 0.95% and return on average shareholders' equity was 9.19% as compared to 0.85% and 8.81% for the year of 2009. United's most recently reported Federal Reserve peer group banking companies' (bank holding companies with total assets between $3 and $10 billion) average return on assets was 0.39% and average return on equity was 2.48% for the first nine months of 2010.

During the fourth quarter of 2010, United recovered funds from its insurance carrier in the amount of $15.00 million related to claims it made under its insurance policies for losses United incurred as a result of fraudulent loans previously charged-off in 2009. The $15.00 million of insurance proceeds were recorded as a recovery within United's allowance for loan losses which resulted in provision for credit losses expense of $13.77 million for the year of 2010. Also, the results for the year of 2010 included noncash, before-tax, other-than-temporary impairment charges of $9.82 million on certain investment securities. The results for the year of 2010 included before-tax, net gains of $2.01 million on the sale of investment securities.

Results for the year of 2009 included noncash before-tax other-than-temporary impairment charges of $15.02 million on certain investment securities, a credit loss provision of $17.55 million for three loans with fraudulent collateral made to three affiliated companies of a commercial customer and an additional expense of $3.63 million for a special FDIC assessment. Results for the year of 2009 also included an income tax benefit of $11.51 million associated with net operating loss carryforwards.

Net interest income for the year of 2010 was $238.19 million, a decrease of $7.29 million or 2.97% from the prior year. The provision for credit losses was $13.77 million for the year 2010 as compared to $46.07 million for the year of 2009.

Noninterest income was $62.20 million for the year of 2010, up $8.23 million or 15.25% when compared to the year of 2009. Included in noninterest income for the year of 2010 and 2009 were the previously mentioned noncash before-tax other-than-temporary impairment charges of $9.82 million and $15.02 million, respectively. Noninterest expense was $182.21 million, an increase of $7.09 million or 4.05% for the year of 2010 when compared to 2009.

Income tax expense for the year of 2010 was $32.46 million as compared to $10.95 million for the year of 2009. During the third quarter of 2010, United reduced its income tax reserve by $430 thousand due to the expiration of the statue of limitations for examinations of certain years. During the third quarter of 2009, United reduced its income tax reserve by $568 thousand due to the expiration of the statue of limitations for examinations of certain years. During the first quarter of 2009, United recorded a benefit associated with net operating loss carryforwards and a positive adjustment to income tax expense as a result of a concluded tax examination. The total income tax benefit recorded in the first quarter of 2009 related to these two events was $11.51 million. As a result of these tax adjustments, United's effective tax rate was approximately 31.1% and 14.0% for years ended December 31, 2010 and 2009, respectively, as compared to 29.8% for 2008.

The following discussion explains in more detail the results of operations by major category.

**Net Interest Income**

Net interest income represents the primary component of United's earnings. It is the difference between interest income from earning assets and interest expense incurred to fund these assets. Net interest income is impacted by changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as changes in market interest rates. Such changes, and their impact on net interest income in 2010 and 2009, are presented below.

Net interest income for the year of 2010 was $238.19 million, a decrease of $7.29 million or 2.97% from the year of 2009. The $7.29 million decrease in net interest income occurred because total interest income declined $42.46 million while total interest expense only declined $35.18 million from the year of 2009. For the purpose of this remaining discussion, net interest income is presented on a tax-equivalent basis to provide a comparison among all types of interest earning assets. The tax-equivalent basis adjusts for the tax-favored status of income from certain loans and investments. Although this is a non-GAAP measure, United's management believes this measure is more widely used within the financial services industry and provides better comparability of net interest income arising from taxable and tax-exempt sources. United uses this measure to monitor net interest income performance and to manage its balance sheet composition.

Tax-equivalent net interest income for the year of 2010 was $244.09 million, a decrease of $12.58 million or 4.90% from the year of 2009. The net interest margin for the year of 2010 was 3.64%, up 5 basis points from a net interest margin of 3.59% during the same period last year.

Tax-equivalent interest income for the year of 2010 was $329.29 million, a $47.76 million or 12.67% decrease from the year of 2009. This decrease was primarily attributable to a decline in average earning assets of $448.75 million or 6.27% for the year of 2010. Average net loans declined $423.12 million or 7.26% for the year of 2010 while average investments decreased $259.22 million or 22.39% due mainly to maturities and calls of securities which were not fully reinvested from the year of 2009. Average short-term investments increased $233.59 million as a result of United placing its excess cash in an interest-bearing account with the Federal Reserve. The average yield on earning assets declined 36 basis points for the year of 2010 as compared to the year of 2009.

Interest expense for the year of 2010 was $85.20 million, a decrease of $35.18 million or 29.22% from the year of 2009. The decrease in interest expense for the year of 2010 was mainly due to a decrease of 45 basis points in the cost of funds from the year of 2009 as a result of lower market interest rates during 2010. The average cost of interest-bearing deposits was 1.21% for the year of 2010, down 54 basis points from 1.75% for the year of 2009 while the average cost of short-term borrowings was 0.06% for the year of 2010, a decrease of 8 basis points from 0.14% for the year of 2009. The average cost of long-term borrowings was 4.30% for the year of 2010, an increase of 6 basis points from 4.24% for the year of 2009. Average interest-bearing deposits decreased $178.79 million or 3.74% while average short-term borrowings decreased $158.26 million or 35.41%. Average long-term borrowings decreased $171.93 million or 20.12% as United repaid $385.03 million of FHLB advances from excess cash during 2010.

The following table reconciles the difference between net interest income and tax-equivalent net interest income for the year ended December 31, 2010, 2009 and 2008.

| | Year Ended | | |
|---|---|---|---|
| (Dollars in thousands) | **December 31 2010** | **December 31 2009** | **December 31 2008** |
| Net interest income, GAAP basis | $ 238,186 | $ 245,471 | $ 252,792 |
| Tax-equivalent adjustment (1) | 5,906 | 11,199 | 14,229 |
| Tax-equivalent net interest income | $ 244,092 | $ 256,670 | $ 267,021 |

(1) The tax-equivalent adjustment combines amounts of interest income on federally nontaxable loans and investment securities using the statutory federal income tax rate of 35% and interest income on state nontaxable loans and investment securities using the statutory state income tax rate of 8.75% for 2009 and 2008. For the year of 2010, all interest income on loans and investment securities was subject to state income taxes.

The following table shows the consolidated daily average balance of major categories of assets and liabilities for each of the three years ended December 31, 2010, 2009 and 2008 with the consolidated interest and rate earned or paid on such amount. The interest income and yields on federally nontaxable loans and investment securities are presented on a tax-equivalent basis using the statutory federal income tax rate of 35%. For the year of 2010, interest income on all loans and investment securities was subject to state income taxes. For the year of 2009 and 2008, the interest income and yield on state nontaxable loans and investment securities are presented on a tax-equivalent basis using the statutory state income tax rate of 8.75%.

| | Year Ended December 31, 2010 | | | Year Ended December 31, 2009 | | | Year Ended December 31, 2008 | | |
|---|---|---|---|---|---|---|---|---|---|
| (Dollars in thousands) | Average Balance | Interest (1) | Avg. Rate (1) | Average Balance | Interest (1) (2) | Avg. Rate (1) (2) | Average Balance | Interest (1) (2) | Avg. Rate (1) (2) |
| **ASSETS** | | | | | | | | | |
| Earning Assets: | | | | | | | | | |
| Federal funds sold, securities repurchased under agreements to resell & other short-term investments | $ 407,908 | $ 1,267 | 0.31% | $ 174,319 | $ 309 | 0.18% | $ 36,752 | $ 714 | 1.94% |
| Investment Securities: | | | | | | | | | |
| Taxable | 791,600 | 34,564 | 4.37% | 989,176 | 46,834 | 4.73% | 1,168,192 | 59,652 | 5.11% |
| Tax-exempt | 106,981 | 7,257 | 6.78% | 168,623 | 12,020 | 7.13% | 209,386 | 15,503 | 7.40% |
| Total Securities | 898,581 | 41,821 | 4.65% | 1,157,799 | 58,854 | 5.08% | 1,377,578 | 75,155 | 5.46% |
| Loans, net of unearned Income (3) | 5,471,297 | 286,200 | 5.23% | 5,888,900 | 317,881 | 5.40% | 5,865,609 | 368,271 | 6.28% |
| Allowance for loan losses | (69,643) | | | (64,128) | | | (55,476) | | |
| Net loans | 5,401,654 | | 5.30% | 5,824,772 | | 5.46% | 5,810,133 | | 6.34% |
| Total earning assets | 6,708,143 | $ 329,288 | 4.91% | 7,156,890 | $ 377,044 | 5.27% | 7,224,463 | $ 444,140 | 6.15% |
| Other assets | 825,831 | | | 768,616 | | | 782,605 | | |
| TOTAL ASSETS | $ 7,533,974 | | | $ 7,925,506 | | | $ 8,007,068 | | |
| **LIABILITIES** | | | | | | | | | |
| Interest-Bearing Funds: | | | | | | | | | |
| Interest-bearing deposits | $ 4,597,335 | $ 55,663 | 1.21% | $ 4,776,120 | $ 83,463 | 1.75% | $ 4,569,583 | $ 124,035 | 2.71% |
| Short-term borrowings | 288,704 | 167 | 0.06% | 446,963 | 645 | 0.14% | 875,545 | 14,828 | 1.69% |
| Long- term borrowings | 682,507 | 29,366 | 4.30% | 854,438 | 36,266 | 4.24% | 852,457 | 38,256 | 4.49% |
| Total Interest-Bearing Funds | 5,568,546 | 85,196 | 1.53% | 6,077,521 | 120,374 | 1.98% | 6,297,585 | 177,119 | 2.81% |
| Noninterest-bearing deposits | 1,128,749 | | | 1,022,051 | | | 867,447 | | |
| Accrued expenses and other liabilities | 54,029 | | | 61,948 | | | 60,173 | | |
| TOTAL LIABILITIES | 6,751,324 | | | 7,161,520 | | | 7,225,205 | | |
| **SHAREHOLDERS' EQUITY** | 782,650 | | | 763,986 | | | 781,863 | | |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 7,533,974 | | | $ 7,925,506 | | | $ 8,007,068 | | |
| **NET INTEREST INCOME** | | $ 244,092 | | | $ 256,670 | | | $ 267,021 | |
| **INTEREST SPREAD** | | | 3.38% | | | 3.29% | | | 3.34% |
| **NET INTEREST MARGIN** | | | 3.64% | | | 3.59% | | | 3.70% |

(1) The interest income and the yields on federally nontaxable loans and investment securities are presented on a tax-equivalent basis using the statutory federal income tax rate of 35%.

(2) The interest income and the yields on state nontaxable loans and investment securities are presented on a tax-equivalent basis using the statutory state income tax rate of 8.75%.

(3) Nonaccruing loans are included in the daily average loan amounts outstanding.

The following table sets forth a summary for the periods indicated of the changes in consolidated interest earned and interest paid detailing the amounts attributable to (i) changes in volume (change in the average volume times the prior year's average rate), (ii) changes in rate (change in the average rate times the prior year's average volume), and (iii) changes in rate/volume (change in the average volume times the change in average rate).

| | 2010 Compared to 2009 Increase (Decrease) Due to | | | | 2009 Compared to 2008 Increase (Decrease) Due to | | | |
|---|---|---|---|---|---|---|---|---|
| (In thousands) | Volume | Rate | Rate/ Volume | Total | Volume | Rate | Rate/ Volume | Total |
| Interest income: | | | | | | | | |
| Federal funds sold, securities purchased under agreements to resell and other short-term investments | $ 420 | $ 227 | $ 311 | $ 958 | $ 2,669 | $ (647) | $ (2,427) | $ (405) |
| Investment securities: | | | | | | | | |
| Taxable | (9,345) | (3,561) | 636 | (12,270) | (9,148) | (4,439) | 769 | (12,818) |
| Tax-exempt (1), (2) | (4,395) | (590) | 222 | (4,763) | (3,016) | (565) | 98 | (3,483) |
| Loans (1),(2),(3) | (23,102) | (9,320) | 741 | (31,681) | 928 | (51,129) | (189) | (50,390) |
| TOTAL INTEREST INCOME | (36,422) | (13,244) | 1,910 | (47,756) | (8,567) | (56,780) | (1,749) | (67,096) |
| Interest expense: | | | | | | | | |
| Interest-bearing deposits | $ (3,129) | $ (25,791) | $ 1,120 | $ (27,800) | $ 5,597 | $ 43,868) | $ (2,301) | $ (40,572) |
| Short-term borrowings | (222) | (358) | 102 | (478) | (7,243) | (13,571) | 6,631 | (14,183) |
| Long-term borrowings | (7,290) | 513 | (123) | (6,900) | 89 | (2,131) | 52 | (1,990) |
| TOTAL INTEREST EXPENSE | (10,641) | (25,636) | 1,099 | (35,178) | (1,557) | (59,570) | 4,382 | (56,745) |
| NET INTEREST INCOME | $ (25,781) | $ 12,392 | $ 811 | $ (12,578) | $ (7,010) | $ 2,790 | $ (6,131) | $ (10,351) |

(1) Yields and interest income on federally tax-exempt loans and investment securities are computed on a fully tax-equivalent basis using the statutory federal income tax rate of 35%.
(2) Yields and interest income on state tax-exempt loans and investment securities are computed on a fully tax-equivalent basis using the statutory state income tax rate of 8.75% in 2009 and 2008.
(3) Nonaccruing loans are included in the daily average loan amounts outstanding.

## Provision for Credit Losses

At December 31, 2010, nonperforming loans were $67.23 million or 1.28% of loans, net of unearned income compared to nonperforming loans of $72.26 million or 1.26% of loans, net of unearned income at December 31, 2009. The components of nonperforming loans include: 1) nonaccrual loans, 2) loans which are contractually past due 90 days or more as to interest or principal, but have not been put on a nonaccrual basis and 3) loans whose terms have been restructured for economic or legal reasons due to financial difficulties of the borrowers.

Loans past due 90 days or more were $6.80 million at December 31, 2010, a decrease of $13.52 million or 66.54% from $20.31 million at year-end 2009. The decrease in loans past due 90 days or more since year-end 2009 was primarily the result of loans being charged-off, placed on nonaccrual or transferred to OREO. At year-end 2010, nonaccrual loans were $60.00 million, an increase of $9.14 million or 17.97% from $50.86 million at year-end 2009. The increase in nonaccrual loans was primarily due to two failed residential developments in the Shenandoah Valley region of Virginia of $6.1 million and $5.8 million. Restructured loans were $437 thousand at year-end 2010 as compared to $1.09 million restructured loans at year-end 2009. The loss potential on these loans has been properly evaluated and allocated within the company's allowance for loan losses.

Nonperforming assets include nonperforming loans and real estate acquired in foreclosure or other settlement of loans (OREO). Total nonperforming assets of $112.00 million, including OREO of $44.77 million at December 31, 2010, represented 1.57% of total assets which compares favorably to United's most recently reported Federal Reserve peer group banking companies' (bank holding companies with total assets between $3 and $10 billion) percentage of 3.58% at September 30, 2010.

Management is not aware of any other significant loans or securities, groups of loans or securities, or segments of the loan or investment portfolio not included below or disclosed elsewhere herein where there are serious doubts as to the ability of the borrowers or issuers to comply with the present repayment terms of the debt. The following table summarizes nonperforming assets for the indicated periods.

| | December 31 | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| | | | (In thousands) | | |
| Nonaccrual loans | $ 59,996 | $ 50,856 | $ 42,317 | $ 14,115 | $ 5,755 |
| Loans which are contractually past due 90 days or more as to interest or principal, and are still accruing interest | 6,798 | 20,314 | 11,881 | 14,210 | 8,432 |
| Restructured loans (1) | 437 | 1,087 | --- | --- | --- |
| Total nonperforming loans | 67,231 | 72,257 | 54,198 | 28,325 | 14,187 |
| Other real estate owned | 44,770 | 40,058 | 19,817 | 6,365 | 4,231 |
| TOTAL NONPERFORMING ASSETS | $ 112,001 | $ 112,315 | $ 74,015 | $ 34,690 | $ 18,418 |

(1) The restructured loan with a balance of $437 thousand at December 31, 2010 is past due 90 days or more, but is not included in the "Loans which are contractually past due 90 days or more as to interest or principal, and are still accruing interest" category.

Loans are designated as impaired when, in the opinion of management, the collection of principal and interest in accordance with the loan contract is doubtful. At December 31, 2010, impaired loans were $70.36 million, which was an increase of $7.14 million or 11.29% from the $63.22 million in impaired loans at December 31, 2009. This increase in impaired loans was due mainly to increased impairments associated with loans in the Company's commercial and real estate construction and development portfolios primarily as a result of the current economic conditions. Based on current information and events, United believes it is probable that the borrowers will not be able to repay all amounts due according to the contractual terms of the loan agreements. The loss potential on these loans has been properly evaluated and allocated within the company's allowance for loan losses. For further details on impaired loans, see Note E, Notes to Consolidated Financial Statements.

United maintains an allowance for loan losses and an allowance for lending-related commitments. The combined allowances for loan losses and lending-related commitments are referred to as the allowance for credit losses. At December 31, 2010, the allowance for credit losses was $75.04 million as compared to $70.01 million at December 31, 2009.

At December 31, 2010, the allowance for loan losses was $73.03 million as compared to $67.85 million at December 31, 2009. As a percentage of loans, net of unearned income, the allowance for loan losses was 1.39% at December 31, 2010 and 1.18% of loans, net of unearned income at December 31, 2009. The ratio of the allowance for loan losses to nonperforming loans or coverage ratio was 108.63% and 93.91% at December 31, 2010 and December 31, 2009, respectively. The coverage ratio for United's Federal Reserve peer group was 70.98% at September 30, 2010. For United, this ratio at December 31, 2010 improved from the ratio at December 31, 2009 because nonperforming loans decreased $5.03 million or 6.96% while the allowance for loan losses increased $5.18 million or 7.63% for the year of 2010. Adjustments to risk grades and qualitative risk factors within the allowance for loan loss analysis were based on delinquency and loss trends of such loans and resulted in increased allowance allocations of $5.2 million or 7.6%. This increase did not coincide with the decrease of 6.96% in nonperforming loans in comparison with the previous year. The Company's detailed methodology and analysis indicated an increase in the allowance for loan losses primarily because of higher historical loss rates, increased loss allocations on impaired loans and higher levels of nonaccrual loans within the nonperforming loan category.

For the years ended December 31, 2010 and 2009, the provision for credit losses was $13.77 million and $46.07 million, respectively. Net charge-offs were $8.75 million for the year of 2010 as compared to net charge-offs of $39.66 million for the year of 2009. As previously mentioned, United recovered funds from its insurance carrier in the amount of $15.00 million during the fourth quarter of 2010 related to claims it made under its insurance policies for losses United incurred as a result of fraudulent loans in the amount of $17.55 million previously charged-off in 2009. The $15.00 million of insurance proceeds were recorded as a recovery within United's allowance for loan losses which resulted in a provision for credit losses expense of $13.77 million for the year of 2010. Net charge-offs and the provision for credit losses for the year of 2009 included the above mentioned $17.55 million for loans with fraudulent collateral made to three affiliated companies of a commercial customer.

The following table summarizes United's credit loss experience for each of the five years ended December 31:

| | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | |
| Balance of allowance for credit losses at beginning of year | $ 70,010 | $ 63,603 | $ 58,744 | $ 52,371 | $ 52,871 |
| Allowance of purchased company at date of acquisition | --- | --- | --- | 7,648 | --- |
| Loans charged off: | | | | | |
| Commercial, financial & agricultural (2) | 5,495 | 22,626 | 5,710 | 1,007 | 1,310 |
| Residential real estate (2) | 9,334 | 9,695 | 6,505 | 818 | 529 |
| Construction & land development (2) | 9,298 | 6,288 | 6,375 | 4,460 | --- |
| Consumer (2) | 1,635 | 2,468 | 2,608 | 1,453 | 1,389 |
| TOTAL CHARGE-OFFS | 25,762 | 41,077 | 21,198 | 7,738 | 3,228 |
| Recoveries: | | | | | |
| Commercial, financial & agricultural (2) | 16,158 | 669 | 318 | 435 | 705 |
| Residential real estate (2) | 493 | 272 | 215 | 248 | 175 |
| Construction & land development (2) | 21 | 89 | 23 | 10 | --- |
| Consumer (2) | 346 | 389 | 346 | 440 | 411 |
| TOTAL RECOVERIES | 17,018 | 1,419 | 902 | 1,133 | 1,291 |
| NET LOANS CHARGED OFF | 8,744 | 39,658 | 20,296 | 6,605 | 1,937 |
| Provision for credit losses | 13,773 | 46,065 | 25,155 | 5,330 | 1,437 |
| BALANCE OF ALLOWANCE FOR CREDIT LOSSES AT END OF YEAR | $ 75,039 | $ 70,010 | $ 63,603 | $ 58,744 | $ 52,371 |
| Loans outstanding at the end of period (gross), continuing operations (1) | $ 5,263,351 | $ 5,740,778 | $ 6,020,558 | $ 5,800,561 | $ 4,813,708 |
| Average loans outstanding during period (net of unearned income) (1) | $ 5,467,927 | $ 5,883,995 | $ 5,863,858 | $ 5,149,430 | $ 4,726,758 |
| Net charge-offs as a percentage of average loans outstanding | 0.16% | 0.67% | 0.35% | 0.13% | 0.04% |
| Allowance for credit losses, continuing operations as a percentage of nonperforming loans | 111.6% | 96.89% | 117.35% | 207.39% | 369.15% |

(1) Excludes loans held for sale.
(2) Certain loan amounts were reclassified in prior years to conform with the new disclosure rules about the Credit Quality of Financing Receivables and the Allowance for Credit Losses in Accounting Standards Codification (ASC) topic 310.

United evaluates the adequacy of the allowance for credit losses and its loan administration policies are focused upon the risk characteristics of the loan portfolio. United's process for evaluating the allowance is a formal company-wide process that focuses on early identification of potential problem credits and procedural discipline in managing and accounting for those credits. This process determines the appropriate level of the allowance for credit losses, allocation among loan types and lending-related commitments, and the resulting provision for credit losses.

Allocations are made for specific commercial loans based upon management's estimate of the borrowers' ability to repay and other factors impacting collectibility. Other commercial loans not specifically reviewed on an individual basis are evaluated based on historical loss percentages applied to loan pools that have been segregated by risk. Allocations for loans other than commercial loans are made based upon historical loss experience adjusted for current environmental conditions. The allowance for credit losses includes estimated probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet fully manifested themselves in loss allocation factors. In addition, a portion of the allowance accounts for the inherent imprecision in the allowance for credit losses analysis.

The following table presents the allocation of United's allowance for credit losses for each of the five years ended December 31:

| | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Commercial, financial & agricultural (1) | $ 37,490 | $ 43,467 | $ 39,550 | $ 32,957 | $27,512 |
| Residential real estate (1) | 11,653 | 6,971 | 4,144 | 3,058 | 3,266 |
| Construction & land development (1) | 18,738 | 12,184 | 10,169 | 9,169 | 7,178 |
| Consumer (1) | 2,161 | 3,545 | 4,920 | 4,166 | 4,014 |
| Allowance for estimated imprecision | 2,991 | 1,686 | 2,711 | 1,107 | 1,659 |
| Allowance for loan losses | 73,033 | $ 67,853 | $ 61,494 | $ 50,457 | $ 43,629 |
| Allowance for lending-related commitments | 2,006 | 2,157 | 2,109 | 8,287 | 8,742 |
| Allowance for credit losses | $ 75,039 | $ 70,010 | $ 63,603 | $ 58,744 | $ 52,371 |

(1) Certain loan amounts were reclassified in 2010 to conform with the new disclosure rules about the Credit Quality of Financing Receivables and the Allowance for Credit Losses in Accounting Standards Codification (ASC) topic 310.

The following is a summary of loans outstanding as a percent of total loans at December 31:

| | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Commercial, financial & agricultural (1) | 53.95% | 52.35% | 52.66% | 51.05% | 46.19% |
| Residential real estate (1) | 32.32% | 32.41% | 31.85% | 32.49% | 35.80% |
| Construction & land development (1) | 8.95% | 9.76% | 10.01% | 10.38% | 10.88% |
| Consumer (1) | 4.78% | 5.48% | 5.48% | 6.08% | 7.13% |
| Total | 100.00% | 100.00% | 100.00% | 100.00% | 100.00% |

(1) Certain loan amounts were reclassified in prior years to conform with the new disclosure rules about the Credit Quality of Financing Receivables and the Allowance for Credit Losses in Accounting Standards Codification (ASC) topic 310.

United's formal company-wide review of the allowance for loan losses at December 31, 2010 produced increased allocations in two of the four loan categories. The allowance allocated to commercial loans decreased by $6.0 million partly due to the reclassification of $300 million of commercial loans secured by 1-4 family units into the residential loan pool as the associated allowance of approximately $4 million was reallocated from commercial loans to residential real estate. The remaining decrease in the allowance allocated to commercial loans was due to other factors, which included the impact of lower outstanding loan balances, lower historical loss rates as a result of improved charge-off history and a 2.6% decrease in qualitative adjustments being applied to the larger loan pool subsets within the portfolio. Real estate loan pool allocations increased $4.7 million also as a result of the reclassification as well as increases in historical loss rates and an increase in specific loss allocations of impaired loans of $2.1 million, which were partially offset by a decline in the outstanding loan balances. The real estate construction loan pool allocations increased $6.6 million in comparison with the December 31, 2009 year-end primarily due to increased historical loss rates offset somewhat by lower outstanding loan balances. The components of the allowance allocated to consumer loans decreased by $1.4 million due to the refinement of the methodology related to the allocation for overdraft losses and decreases in historical loss rates as a result of improved charge-off history. In summary, the overall increase of $5.2 million in the allowance for loan losses from the previous year was driven by increased allocations in the real estate and real estate construction and development pools that recognizes the continuing economic problems and elevated risk factors of that sector of the economy. The allowance for lending-related commitments at December 31, 2010 was relatively flat from December 31, 2009, decreasing by only $151 thousand.

An allowance is established for probable credit losses on impaired loans via specific allocations. Nonperforming commercial loans and leases are regularly reviewed to identify impairment. A loan or lease is impaired when, based on current information and events, it is probable that the Company will not be able to collect all amounts contractually due. Measuring impairment of a loan requires judgment and estimates, and the eventual outcomes may differ from those estimates. Impairment is measured based upon the present value of expected future cash flows from the loan discounted at the loan's effective rate, the loan's observable market price or the fair value of collateral if the loan is collateral dependent. When the selected measure is less than the recorded investment in the loan, an impairment has occurred. The allowance for impaired loans was $8.6 million at December 31, 2010 and $6.9 million at December 31, 2009. Compared to the prior year-end, this element of the allowance increased by $1.7 million primarily due to increased residential real estate and commercial loan pool specific allocations.

An allowance is also recognized for imprecision inherent in loan loss migration models and other estimates of loss. There are many factors affecting the allowance for loan losses and allowance for lending-related commitments; some are quantitative while others require qualitative judgment. Although management believes its methodology for determining the allowance adequately considers all of the potential factors to identify and quantify probable losses in the portfolio, the process includes subjective elements and is therefore susceptible to change. This estimate for imprecision has been established to recognize the variance, within a reasonable margin, of the loss estimation process. The estimate for imprecision increased at December 31, 2010 by $1.3 million to $3.0 million. This represents 4.0% of the Company's total allowance for credit losses and in as much as this variance approximates a pre-determined narrow parameter, the methodology has confirmed that the Company's allowance for credit losses is at an appropriate level.

Management believes that the allowance for credit losses of $75.04 million at December 31, 2010 is adequate to provide for probable losses on existing loans and lending-related commitments based on information currently available.

United's loan administration policies are focused on the risk characteristics of the loan portfolio in terms of loan approval and credit quality. The commercial loan portfolio is monitored for possible concentrations of credit in one or more industries. Management has lending limits as a percentage of capital per type of credit concentration in an effort to ensure adequate diversification within the portfolio. Most of United's commercial loans are secured by real estate located in West Virginia, southeastern Ohio, Virginia and Maryland and the District of Columbia. It is the opinion of management that these commercial loans do not pose any unusual risks and that adequate consideration has been given to these loans in establishing the allowance for credit losses.

Management is not aware of any potential problem loans, trends or uncertainties, which it reasonably expects, will materially impact future operating results, liquidity, or capital resources which have not been disclosed. Additionally, management has disclosed all known material credits, which cause management to have serious doubts as to the ability of such borrowers to comply with the loan repayment schedules.

**Other Income**

Other income consists of all revenues, which are not included in interest and fee income related to earning assets. Noninterest income has been and will continue to be an important factor for improving United's profitability. Recognizing the importance, management continues to evaluate areas where noninterest income can be enhanced.

Noninterest income was $62.20 million for the year of 2010, up $8.23 million or 15.25% from the year of 2009. Included in noninterest income for the year of 2010 was a before-tax, net gain of $2.01 million on the sale of investment securities and noncash, before-tax, other-than-temporary impairment charges of $9.82 million on certain investment securities consisting primarily of $7.32 million on pooled trust preferred collateralized debt obligations (TRUP CDOs), $1.20 million on collateralized mortgage obligations (CMOs) and $1.29 million on a certain investment security carried at cost. Included in noninterest income for the year of 2009 were noncash, before-tax, other-than-temporary impairment charges of $15.02 million on investment securities including $8.00 million on a single-issue trust preferred security, $5.37 million on a certain TRUP CDO and $782 thousand on a certain investment security carried at cost. Excluding the results of the investment security transactions, noninterest income for the year of 2010 would have increased $1.34 million or 1.95% from the year of 2009.

Revenue from trust income and brokerage commissions increased $572 thousand or 4.38% due mainly to an increase in brokerage volume. United continues its efforts to broaden the scope and activity of its trust and brokerage service areas, especially in the northern Virginia market, to provide additional sources of fee income that complement United's traditional banking products and services. The northern Virginia market provides a relatively large number of potential customers with high per capita incomes.

Fees from deposit services were $39.22 million for the year of 2010, a decrease of $1.07 million or 2.65% as compared to the year of 2009 due mainly to the impact of Regulation E which was effective during the third quarter of 2010. Regulation E requires banks to notify customers when an automated teller machine (ATM) or debit-card transaction will result in an overdraft or insufficient funds (NSF) fees. Due mainly to this new regulation, NSF fees decreased $2.14 million during the year of 2010. Partially offsetting this decrease were increases of $923 thousand and $277 thousand in check card income and ATM fees, respectively, due to increased consumer spending.

For the year 2010, income from bank owned life insurance policies increased $1.26 million or 36.80% due mainly to an increase in cash surrender values while fees from bankcard transactions increased $631 thousand or 15.19% compared to the year of 2009 due to the sale of United's merchant business. Mortgage banking income increased $54 thousand or 8.88% due to increased spreads on mortgage loan sales in the secondary market during the year of 2010 as compared to 2009. Mortgage loan sales were $47.60 million in 2010 as compared to $69.67 million in 2009. Other income decreased $120 thousand or 2.29% for the year of 2010 as compared to last year's income.

**Other Expense**

Just as management continues to evaluate areas where noninterest income can be enhanced, it strives to improve the efficiency of its operations to reduce costs. Other expense includes all items of expense other than interest expense, the provision for credit losses and income tax expense. Noninterest expense for the year of 2010 was $182.21 million, an increase of $7.09 million or 4.05% from the year of 2009.

Employee compensation for the year of 2010 increased $1.66 million or 2.82% from the year of 2009 due largely to higher commissions and incentives expense. Also included in employee compensation was expense for stock options of $1.05 million for the year of 2010 as compared to $484 thousand for the year of 2009.

Employee benefits expense decreased $2.44 million or 12.73%. Specifically within employee benefits expense was an decrease in pension expense of $3.11 million primarily as a result of a $9.10 million and an $11.00 million contribution made in the third quarter of 2010 and 2009, respectively. United uses certain valuation methodologies to measure the fair value of the assets within United's pension plan which are presented in Note M, Notes to Consolidated Financial Statements. The funded status of United's pension plan is based upon the fair value of the plan assets compared to the projected benefit obligation. The determination of the projected benefit obligation and the associated periodic benefit expense involves significant judgment and estimation of future employee compensation levels, the discount rate and the expected long-term rate of return on plan assets. If United assumes a 1% increase or decrease in the estimation of future employee compensation levels while keeping all other assumptions constant, the benefit cost associated with the pension plan would increase by approximately $2.00 million and $1.00 million, respectively. If United assumes a 1% increase or decrease in the discount rate while keeping all other assumptions constant, the benefit cost associated with the pension plan would increase by approximately $279 thousand and $2.92 million, respectively. If United assumes a 1% increase or decrease in the expected long-term rate of return on plan assets while keeping all other assumptions constant, the benefit cost associated with the pension plan would increase by approximately $575 thousand and $2.36 million, respectively.

Net occupancy expense increased $228 thousand or 1.34% for the year of 2010 as compared to the year of 2009. The higher net occupancy expense for 2010 was due mainly to additional building maintenance expense and a decline in rent income. Other real estate owned (OREO) expense increased $5.64 million or 102.86% for the year of 2010 as compared to the year of 2009. The increase from 2009 was due mainly to an increase in losses from sales and deterioration in property values associated with OREO. Equipment expense decreased $190 thousand or 3.06% for the year of 2010 as compared to the year of 2009 due to a decline in depreciation.

Data processing expense was flat, decreasing $60 thousand or less than 1% for the year of 2010 as compared to the year of 2009. Bankcard processing fees increased $86 thousand or 2.69% due to increased transactions as a result of more consumer spending for the year of 2010 as compared to last year. FDIC insurance expense increased $507 thousand or 5.52% for the year of 2010 as compared to the year of 2009 due mainly to higher premiums to increase the insurance fund for banks.

Other expenses increased $1.65 million or 3.66% for the year of 2010 as compared to the year of 2009. This increase was due mainly to increases in advertising expense of $887 thousand and loan collection expense of $794 thousand.

United's efficiency ratio was 53.87% for the year of 2010 which was comparable to 51.35% for the year of 2009.

**Income Taxes**

For the year ended December 31, 2010, income taxes were $32.46 million, compared to $10.95 million for 2009. During the third quarter of 2010, United reduced its income tax reserve by $430 thousand due to the expiration of the statue of limitations for examinations of certain years as compared to a reduction of $568 thousand in the income tax reserve during the third quarter of 2009. During the first quarter of 2009, United recorded a benefit associated with net operating loss carryforwards and a positive adjustment to income tax expense as a result of a concluded tax examination. The total income tax benefit recorded in the first quarter of 2009 related to these two events was $11.51 million. As a result of these tax adjustments, United's effective tax rate was approximately 31.1% and 14.0% for years ended December 31, 2010 and 2009, respectively, as compared to 29.8% for 2008. For further details related to income taxes, see Note L, Notes to Consolidated Financial Statements.

**Quarterly Results**

Net income for the first quarter of 2010 was $17.42 million or $0.40 per diluted share compared to $29.63 million or $0.68 per diluted share in 2009. The results for the first quarter of 2010 included a before-tax, net gain of $1.24 million on the sale of a corporate bond and noncash, before-tax, other-than-temporary impairment charges of $1.49 million on certain investment securities. The results for the first quarter of 2009 included a benefit of $11.51 million associated with net operating loss carryforwards and a positive adjustment to income tax expense as a result of a concluded tax examination. The results for the first quarter of 2009 included a benefit of $11.51 million associated with net operating loss carryforwards and a positive adjustment to income tax expense as a result of a concluded tax examination.

For the second quarter of 2010, net income was $17.92 million or $0.41 per diluted share compared to $8.16 million or $0.19 per diluted share in 2009. The results for the first half and second quarter of 2010 included before-tax, net gains of $1.90 million and $796 thousand, respectively, on the sale of investment securities and noncash, before-tax, other-than-temporary impairment charges of $2.58 million and $1.10 million, respectively, on certain investment securities. Results for the second quarter of 2009 included a credit loss provision of $17.55 million for three loans with fraudulent collateral made to three affiliated companies of a commercial customer, an additional expense accrual of $3.63 million for a special FDIC assessment, and noncash, before-tax, other-than-temporary impairment charges of $1.10 million on certain investment securities.

In the third quarter of 2010, net income was $17.32 million or $0.40 per diluted share as compared to $12.07 million or $0.28 per diluted share in the third quarter of 2009. The results for the third quarter of 2010 included noncash, before-tax, other-than-temporary impairment charges of $1.86 million on certain investment securities and a positive tax adjustment of $430 thousand due to the expiration of the statute of limitations for examinations of certain years. The results for the third quarter of 2009 included noncash, before-tax, other-than-temporary impairment charges of $10.96 million on investment securities and a positive tax adjustment of $568 thousand due to the expiration of the statute of limitations for examinations of certain years.

Fourth quarter of 2010 net income was $19.29 million or $0.44 per diluted share, an increase from net income of $17.44 million or $0.40 per diluted share in the fourth quarter of 2009. During the fourth quarter of 2010, United recovered funds from its insurance carrier in the amount of $15.00 million related to claims it made under its insurance policies for losses United incurred as a result of fraudulent loans previously charged-off in 2009. The $15.00 million of insurance proceeds were recorded as a recovery within United's allowance for loan losses. Based on United's normal analysis of the allowance for loan losses at quarter-end, a negative provision for credit losses of $5.62 million was recorded for the fourth quarter of 2010. Also, the results for the fourth quarter of 2010 included noncash, before-tax, other-than-temporary impairment charges of $5.37million on certain investment securities. Results for the fourth quarter of 2009 included noncash, before-tax, other-than-temporary impairment charges of $2.83 million on certain investment securities.

Tax-equivalent net interest income for the fourth quarter of 2010 was $59.98 million, a decrease of $3.68 million or 5.78% from the fourth quarter of 2009. This decrease in tax-equivalent net interest income was primarily attributable to a decline in average earning assets of $538.34 million or 7.54% from the fourth quarter of 2009. Average net loans declined $465.23 million or 8.15% for the fourth quarter of 2010 while average investments decreased $213.67 million or 20.11% due mainly to maturities and calls of securities which were not fully reinvested from the fourth quarter of 2009. However, average short-term investments increased $140.56 million to mitigate some of the decline in average earning assets as a result of United placing its excess cash in an interest-bearing account with the Federal Reserve. The average yield on earning assets declined 28 basis points for the fourth quarter of 2010 as compared to the same quarter in 2009. Partially offsetting the decreases to tax-equivalent net interest income was a decrease of 42 basis points in the fourth quarter of 2010 average cost of funds. The net interest margin for the fourth quarter of 2010 was 3.62%, which was an increase of 7 basis points from a net interest margin of 3.55% for the fourth quarter of 2009.

As previously mentioned, United recovered funds from its insurance carrier in the amount of $15.00 million during the fourth quarter of 2010 which were recorded as a recovery within United's allowance for loan losses. Based on United's normal analysis of the allowance for loan losses at quarter-end, a negative provision for credit losses of $5.62 million was recorded for the fourth quarter of 2010. For the fourth quarter of 2009, the provision for credit losses was $6.72 million. The $15.00 million recovery on these loans in the fourth quarter of 2010 resulted in net recoveries of $7.85 million for the quarter as compared to net charge-offs of $6.45 million for the fourth quarter of 2009.

Noninterest income for the fourth quarter of 2010 was $13.36 million, which was a decrease of $851 thousand from the fourth quarter of 2009. Included in noninterest income for the fourth quarter of 2010 were noncash, before-tax, other-than-temporary impairment charges of $5.37 million on certain investment securities as compared to noncash, before-tax other-than-temporary impairment charges of $2.83 million on certain investment securities for the fourth quarter of 2009. Excluding the results of the noncash, other-than-temporary impairment charges as well as net gains and losses from sales and calls of investment securities, noninterest income for the fourth quarter of 2010 would have increased $1.95 million or 11.58% from the fourth quarter of 2009. This increase for the fourth quarter of 2010 was due primarily to increases of $866 thousand in fees from trust and brokerage services due to higher volume, $524 thousand in income from derivatives not in hedge relationships due to a change in the fair value, and $503 thousand in bankcard fees due to the sale of United's merchant business. A similar amount of expense related to the change in the fair value of derivatives not in hedge relationships is included in other expense in the income statement. Partially offsetting these increases was a decrease in fees from deposit services of $384 thousand due mainly to the impact of Regulation E.

Noninterest expense for the fourth quarter of 2010 was $49.38 million, which was an increase of $5.43 million or 12.37% from the fourth quarter of 2009. This increase was due mainly to increases of $3.06 million in other real estate owned (OREO) costs due mainly to declines in the fair values of OREO properties, $1.73 million in employee compensation due to higher commissions and incentives, $524 thousand in expense from derivatives not in hedge relationships due to a change in the fair value, $470 thousand for an anticipated litigation loss and $395 thousand in merger-related expenses for the recently announced agreement to acquire Centra Financial Holdings, Inc. (Centra). Partially offsetting these increases was a decrease in employee benefits expense of $956 thousand due mainly to a decline in the expense associated with United's employee pension plan primarily as a result of a $9.10 million and an $11.00 million contribution made in the third quarter of 2010 and 2009, respectively.

Additional quarterly financial data for 2010 and 2009 may be found in Note V, Notes to Consolidated Financial Statements.

### The Effect of Inflation

United's income statements generally reflect the effects of inflation. Since interest rates, loan demand and deposit levels are impacted by inflation, the resulting changes in the interest-sensitive assets and liabilities are included in net interest income. Similarly, operating expenses such as salaries, rents and maintenance include changing prices resulting from inflation. One item that would not reflect inflationary changes is depreciation expense. Subsequent to the acquisition of depreciable assets, inflation causes price levels to rise; therefore, historically presented dollar values do not reflect this inflationary condition. With inflation levels at relatively low levels and monetary and fiscal policies being implemented to keep the inflation rate increases within an acceptable range, management expects the impact of inflation would continue to be minimal in the near future.

### The Effect of Regulatory Policies and Economic Conditions

United's business and earnings are affected by the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities. The Federal Reserve Board regulates the supply of money in order to influence general economic conditions. Among the instruments of monetary policy available to the Federal Reserve Board are (i) conducting open market operations in United States government obligations, (ii) changing the discount rate on financial institution borrowings, (iii) imposing or changing reserve requirements against financial institution deposits, and (iv) restricting certain borrowings and imposing or changing reserve requirements against certain borrowings by financial institutions and their affiliates. These methods are used in varying degrees and combinations to affect directly the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits.

United's business and earnings are also affected by general and local economic conditions. For most of 2010 and 2009, certain credit markets experienced difficult conditions and volatility. Downturns in the credit market can cause a decline in the value of certain loans and securities, a reduction in liquidity and a tightening of credit. A downturn in the credit market often signals a weakening economy that can cause job losses and thus distress on borrowers and their ability to repay loans. Uncertainties in credit markets and the economy present significant challenges for the financial services industry.

Regulatory policies and economic conditions have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future; however, United cannot accurately predict the nature, timing or extent of any effect such policies or economic conditions may have on its future business and earnings.

### Contractual Obligations, Commitments, Contingent Liabilities and Off-Balance Sheet Arrangements

United has various financial obligations, including contractual obligations and commitments, that may require future cash payments. The table below presents, by payment date, significant known contractual obligations to third parties as of December 31, 2010:

| (In thousands) | | Total Payments Due by Period | | | |
|---|---|---|---|---|---|
| | **Total** | **One Year or Less** | **One to Three Years** | **Three to Five Years** | **Over Five Years** |
| Deposits without a stated maturity (1) | $ 3,570,132 | $ 3,570,132 | --- | --- | --- |
| Time deposits (2) (3) | 2,200,770 | 1,441,030 | $ 532,151 | $ 221,777 | $ 5,812 |
| Short-term borrowings (2) | 193,214 | 193,214 | --- | --- | --- |
| Long-term borrowings (2) (3) | 647,527 | 75,131 | 110,899 | 54,746 | 406,751 |
| Operating leases | 31,203 | 7,387 | 11,346 | 6,685 | 5,785 |

(1) Excludes interest.

(2) Includes interest on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2010. The interest to be paid on variable rate obligations is affected by changes in market interest rates, which materially affect the contractual obligation amounts to be paid.

(3) Excludes carrying value adjustments such as unamortized premiums or discounts.

As of December 31, 2010, United recorded a liability for uncertain tax positions, including interest and penalties, of $971 thousand. This liability represents an estimate of tax positions that United has taken in its tax returns which may ultimately not be sustained upon examination by tax authorities. Since the ultimate amount and timing of any future cash settlements cannot be predicted with reasonable certainty, this estimated liability is excluded from the contractual obligations table.

United also enters into derivative contracts, mainly to protect against adverse interest rate movements on the value of certain assets or liabilities, under which it is required to either pay cash to or receive cash from counterparties depending on changes in interest rates. Derivative contracts are carried at fair value and not notional value on the consolidated balance sheet. Because the derivative contracts recorded on the balance sheet at December 31, 2010 do not represent the amounts that may ultimately be paid under these contracts, they are excluded from the preceding table. Further discussion of derivative instruments is included in Note P, Notes to Consolidated Financial Statements.

United is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit. United's maximum exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for the loan commitments and standby letters of credit is the contractual or notional amount of those instruments. United uses the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The following table details the amounts of significant commitments and letters of credit as of December 31, 2010:

| (In thousands) | Amount |
|---|---|
| Commitments to extend credit: | |
| Revolving open-end secured by 1-4 residential | $ 469,301 |
| Credit card and personal revolving lines | 106,708 |
| Commercial | 986,362 |
| Total unused commitments | $ 1,562,371 |
| Financial standby letters of credit | $ 82,227 |
| Performance standby letters of credit | 35,478 |
| Commercial letters of credit | 1,469 |
| Total letters of credit | $ 119,174 |

Commitments generally have fixed expiration dates or other termination clauses, generally within one year, and may require the payment of a fee. Further discussion of commitments is included in Note O, Notes to Consolidated Financial Statements.

## Liquidity

In the opinion of management, United maintains liquidity that is sufficient to satisfy its depositors' requirements and the credit needs of its customers. Like all banks, United depends upon its ability to renew maturing deposits and other liabilities on a daily basis and to acquire new funds in a variety of markets. A significant source of funds available to United is "core deposits." Core deposits include certain demand deposits, statement and special savings and NOW accounts. These deposits are relatively stable and they are the lowest cost source of funds available to United. Short-term borrowings have also been a significant source of funds. These include federal funds purchased and securities sold under agreements to repurchase as well as advances from the FHLB. Repurchase agreements represent funds that are obtained as the result of a competitive bidding process.

Liquid assets are cash and those items readily convertible to cash. All banks must maintain sufficient balances of cash and near-cash items to meet the day-to-day demands of customers and United's cash needs. Other than cash and due from banks, the available for sale securities portfolio and maturing loans are the primary sources of liquidity.

The goal of liquidity management is to ensure the ability to access funding that enables United to efficiently satisfy the cash flow requirements of depositors and borrowers and meet United's cash needs. Liquidity is managed by monitoring funds availability from a number of primary sources. Substantial funding is available from cash and cash equivalents, unused short-term borrowings, and a geographically dispersed network of branches providing access to a diversified and substantial retail deposit market.

Short-term needs can be met through a wide array of outside sources such as correspondent and downstream correspondent federal funds and utilization of Federal Home Loan Bank advances.

Other sources of liquidity available to United to provide long-term as well as short-term funding alternatives, in addition to FHLB advances, are long-term certificates of deposit, lines of credit, borrowings that are secured by bank premises or stock of United's subsidiaries and issuances of trust preferred securities. In the normal course of business, United through its Asset Liability Committee evaluates these as well as other alternative funding strategies that may be utilized to meet short-term and long-term funding needs. See Notes J and K, Notes to Consolidated Financial Statements.

Cash flows provided by operations in 2010 were $100.83 million as compared to $53.66 million of cash provided by operations during 2009 due in large part to an increase in other assets of $39 thousand in 2010 as compared an increase in other assets of $63.04 million in 2009. This increase in other assets in 2009 was due primarily to the $36.4 million in prepaid FDIC assessments recorded. In addition, net income increased $4.65 million from 2009 to 2010. Partially offsetting these increases were decreases in the provision expense for credit losses of $32.29 million and losses on investment securities of $6.90 million from 2009 to 2010. In 2010, net cash of $631.92 million was provided by investing activities which was primarily due to net cash received of $162.44 million for excess net proceeds from sales, calls and maturities of investment securities over purchases and the net repayment of $468.11 million in portfolio loans. In 2009, net cash of $545.16 million was provided in investing activities primarily due to net cash received of $310.98 million for excess net proceeds from sales, calls and maturities of investment securities over purchases and the net repayment of $239.31 million in portfolio loans. During the year of 2010, net cash of $721.13 million was used in financing activities due primarily to a decline of $257.57 million in deposits and the repayment of FHLB borrowings in the amount of $385.03 million during the year of 2010. Other uses of cash for financing activities included the payment of $52.26 million for cash dividends. For the year of 2009, net cash of $362.59 million was used in financing activities due primarily to the repayment of securities sold under agreements to repurchase and overnight FHLB borrowings in the amount of $222.77 million and $212 million, respectively. Other uses of cash for financing activities included the repayment of federal funds purchased of $120.35 million and the payment of $50.38 million for cash dividends. The net effect of the cash flow activities was an increase in cash and cash equivalents of $11.62 million for the year of 2010 as compared to an increase in cash and cash equivalents of $236.23 million for the year of 2009. See the Consolidated Statement of Cash Flows in the Consolidated Financial Statements.

United anticipates it can meet its obligations over the next 12 months and has no material commitments for capital expenditures. There are no known trends, demands, commitments, or events that will result in or that are reasonably likely to result in United's liquidity increasing or decreasing in any material way. United also has lines of credit available. See Notes J and K, Notes to Consolidated Financial Statements for more detail regarding the amounts available to United under its lines of credit.

The Asset Liability Committee monitors liquidity to ascertain that a liquidity position within certain prescribed parameters is maintained. No changes are anticipated in the policies of United's Asset and Liability Committee.

**Capital Resources**

United's capital position is financially sound. United seeks to maintain a proper relationship between capital and total assets to support growth and sustain earnings. United has historically generated attractive returns on shareholders' equity. Based on regulatory requirements, United and its banking subsidiaries are categorized as "well capitalized" institutions. United's risk-based capital ratios of 13.65% at December 31, 2010 and 12.23% at December 31, 2009, were both significantly higher than the minimum regulatory requirements. United's Tier I capital and leverage ratios of 12.25% and 9.92%, respectively, at December 31, 2010, are also well above minimum regulatory requirements. Being classified as a "well-capitalized" institution allows United to have special regulatory consideration in various areas. See Note S, Notes to Consolidated Financial Statements.

Total year-end 2010 shareholders' equity increased $31.46 million or 4.13% to $793.01 million from $761.55 million at December 31, 2009. United's equity to assets ratio was 11.08% at December 31, 2010 as compared to 9.76% at December 31, 2009. The primary capital ratio, capital and reserves to total assets and reserves, was 12.00% at December 31, 2010, as compared to 10.56% at December 31, 2009. United's average equity to average asset ratio was 10.39% and 9.64% for the years ended December 31, 2010 and 2009, respectively. All these financial measurements reflect a financially sound position.

During the fourth quarter of 2010, United's Board of Directors declared a cash dividend of $0.30 per share. Dividends per share of $1.20 for the year of 2010 represented an increase of 2.56% over the $1.17 per share paid for 2009. Total cash dividends declared to common shareholders were approximately $52.30 million for the year of 2010 as compared to $50.84 million for the year of 2009. The year 2010 was the thirty-seventh consecutive year of dividend increases to United shareholders.

The following table shows selected consolidated operating and capital ratios for each of the last three years ended December 31:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Return on average assets | 0.95% | 0.85% | 1.09% |
| Return on average equity | 9.19% | 8.81% | 11.12% |
| Dividend payout ratio | 72.69% | 75.54% | 57.77% |
| Average equity to average assets ratio | 10.39% | 9.64% | 9.76% |

## 2009 COMPARED TO 2008

## FINANCIAL CONDITION SUMMARY

United's total assets as of December 31, 2009 were $7.81 billion which was a decline of $296.99 million or 3.67% from December 31, 2008. The decrease was primarily the result of decreases in investment securities and portfolio loans of $324.90 million or 25.15% and $277.35 million or 4.61%, respectively. The decrease in investment securities was due mainly to a decline of $285.77 million or 26.00% in securities available for sale. This change in securities available for sale reflected $512.56 million in sales, maturities and calls of securities, $233.16 million in purchases, and a slight increase of $308 thousand in market value. Securities held to maturity decreased $38.99 million or 33.49% from year-end 2008 due to calls and maturities of securities. The decline in the loan portfolio was due mainly to a decrease in commercial loans (not secured by real estate) of $166.67 million or 13.07%. Single-family residential real estate loans and construction loans declined $55.92 million or 2.92% and $42.39 million or 7.04%, respectively. Commercial real estate loans decreased $27.68 million or 1.68% while other real estate loans increased $30.19 million or 12.31%, respectively. Consumer loans decreased $17.31 million or 5.16%. Partially offsetting these decreases to total assets was a $236.23 million increase in cash and cash equivalents as United placed its excess cash in an interest-bearing account with the Federal Reserve. Of this total increase, interest-bearing deposits with other banks increased $300.26 million due mainly to the cash placed at the Federal Reserve while cash and due from banks decreased $56.29 million or 29.49% and federal funds sold decreased $7.74 million or 91.52%. During the year of 2009, net cash of $53.66 million and $545.16 million was provided by operating activities and investing activities, respectively. Net cash of $362.59 million was used in financing activities.

The decrease in total assets is reflected in a corresponding decrease in total liabilities of $321.83 million or 4.37% from year-end 2008. The decrease in total liabilities was due mainly to a reduction of $636.13 million or 39.00% in borrowings while accrued expenses and other liabilities decreased $8.90 million or 10.55%. Since year-end 2008, short-term borrowings decreased $555.38 million or 71.36% due to a $212 million reduction in overnight FHLB borrowings, a $222.77 million decrease in securities sold under agreements to repurchase and a $120.35 million decline in federal funds purchased. Long-term borrowings decreased $80.75 million or 9.47% since year-end 2008. Accrued expenses and other liabilities at December 31, 2009 decreased $8.90 million or 10.55% from year-end 2008 mainly as a result of decreases of $6.15 million in derivative liabilities due to a change in fair value and $5.41 million in interest payable due to a decline in borrowings and interest rates on certificate of deposits. Deposits increased $323.15 million or 5.72% from year-end 2008. In terms of composition, noninterest-bearing deposits increased $202.06 million or 22.30% while interest-bearing deposits increased $121.09 million or 2.55% from December 31, 2008.

Shareholders' equity increased $24.84 million or 3.37% from year-end 2008. Retained earnings increased due to earnings net of dividends declared which equaled $16.46 million for the year of 2009. Accumulated other comprehensive income increased $7.77 million due mainly to an increase of $2.92 million in United's pension benefit obligation, net of deferred income taxes and the amortization of pension costs of $2.10 million, net of deferred income taxes. The fair value of United's cash flow hedge increased $1.97 million, net of deferred income taxes while the fair value of United's available for sale investment portfolio increased $200 thousand, net of deferred income taxes.

**EARNINGS SUMMARY**

Net income for the year 2009 was $67.30 million or $1.55 per diluted share compared to $86.95 million or $2.00 per diluted share for the year of 2008. These results for the year of 2009 included noncash before-tax other-than-temporary impairment charges of $15.02 million on certain investment securities, a credit loss provision of $17.55 million for three loans with fraudulent collateral made to three affiliated companies of a commercial customer and an additional expense of $3.63 million for a special FDIC assessment. Results for the year of 2009 also included an income tax benefit of $11.51 million associated with net operating loss carryforwards and a positive adjustment to income tax expense as a result of a concluded tax examination as well as an additional positive tax adjustment of $568 thousand due to the expiration of the statute of limitations for examinations of certain years.

Results for the year of 2008 included noncash before-tax other-than-temporary impairment charges of $10.49 million on certain investment securities. Also included in the results for the year of 2008 was a positive tax adjustment of $1.42 million due to the expiration of the statute of limitations for examinations of certain years and a $917 thousand before-tax gain related to Visa's initial public offering and the partial redemption of Visa shares held by United.

United's return on average assets for the year of 2009 was 0.85% and return on average shareholders' equity was 8.81% as compared to 1.09% and 11.12% for the year of 2008.

Net interest income for the year of 2009 was $245.47 million, a decrease of $7.32 million or 2.90% from the prior year. The provision for credit losses was $46.07 million for the year 2009 as compared to $25.16 million for the year of 2008.

Noninterest income was $53.97 million for the year of 2009, down $13.33 million or 19.81% when compared to the year of 2008. Included in noninterest income for the year of 2009 and 2008 were the previously mentioned noncash before-tax other-than-temporary impairment charges of $15.02 million and $10.49 million, respectively. Noninterest expense was $175.13 million, an increase of $4.05 million or 2.37% for the year of 2009 when compared to 2008.

Income tax expense for the year of 2009 was $10.95 million as compared to $36.91 million for the year of 2008. During the third quarter of 2009, United reduced its income tax reserve by $568 thousand due to the expiration of the statue of limitations for examinations of certain years as compared to $1.42 million in the third quarter of 2008. During the first quarter of 2009, United recorded a benefit associated with net operating loss carryforwards and a positive adjustment to income tax expense as a result of a concluded tax examination. The total income tax benefit recorded in the first quarter of 2009 related to these two events was $11.51 million. As a result of these tax adjustments, United's effective tax rate was approximately 14.0% and 29.8% for years ended December 31, 2009 and 2008, respectively, as compared to 30.2% for 2007.

The following discussion explains in more detail the results of operations by major category.

## Net Interest Income

Net interest income for the year of 2009 was $245.47 million, a decrease of $7.32 million or 2.90% from the year of 2008. The $7.32 million decrease in net interest income occurred because total interest income declined $64.07 million while total interest expense only declined $56.75 million from the year of 2008.

Tax-equivalent net interest income for the year of 2009 was $256.67 million, a decrease of $10.35 million or 3.88% from the year of 2008. The net interest margin for the year of 2008 was 3.59%, down 11 basis points from a net interest margin of 3.70% during the same period last year.

Tax-equivalent interest income for the year of 2009 was $377.04 million, a $67.10 million or 15.11% decrease from the year of 2008. This decrease in tax-equivalent interest income was primarily attributable to a decrease of 88 basis points in the yield on average earning assets due to a decrease in market interest rates. The average yield on net loans was 5.46% for the year of 2009, down 88 basis points from 6.34% for the year of 2008 while the average yield on investment securities was 5.08% for the year of 2009, a decrease of 38 basis points from 5.46% for the year of 2008. In addition, average earning assets were relatively flat from the year of 2008, declining $67.57 million or less than 1% as average investment securities decreased $219.78 million or 15.95%. Average net loans were virtually flat from the year of 2008, increasing $14.64 million or less than 1%.

Interest expense for the year of 2009 was $120.37 million, a decrease of $56.75 million or 32.04% from the year of 2008. The decrease in interest expense for the year of 2009 was mainly due to a decrease of 83 basis points in the cost of funds from the year of 2008 as a result of lower market interest rates during 2009. The average cost of interest-bearing deposits was 1.75% for the year of 2009, down 96 basis points from 2.71% for the year of 2008 while the average cost of short-term borrowings was 0.14% for the year of 2009, a decrease of 155 basis points from 1.69% for the year of 2008. The average cost of long-term borrowings was 4.24% for the year of 2009, a decrease of 25 basis points from 4.49% for the year of 2008 as a result of a decrease in market interest rates and the prepayment of higher-rate FHLB advances in 2008. Average interest-bearing deposits increased $206.54 million or 4.52% while average short-term borrowings decreased $428.58 million or 48.95%. Average long-term borrowings were relatively flat from the year of 2008, increasing $1.98 million or less than 1%.

## Provision for Credit Losses

For the years ended December 31, 2009 and 2008, the provision for credit losses was $46.07 million and $25.16 million, respectively. Net charge-offs were $39.66 million for the year of 2009 as compared to net charge-offs of $20.30 million for the year of 2008. The increase in the provision for credit losses for the year of 2009 was due mainly to the previously mentioned provision of $17.55 million for loans with fraudulent collateral made to three affiliated companies of a commercial customer as well as a continued decline in credit quality in 2009.

At December 31, 2009, the allowance for loan losses was $67.85 million as compared to $61.49 million at December 31, 2008. As a percentage of loans, net of unearned income, the allowance for loan losses was 1.18% at December 31, 2009 and 1.02% of loans, net of unearned income at December 31, 2008. The ratio of the allowance for loan losses to nonperforming loans or coverage ratio was 93.91% and 113.46% at December 31, 2009 and December 31, 2008, respectively.

## Other Income

Noninterest income was $53.97 million for the year of 2009, down $13.33 million or 19.81% from the year of 2008. Included in noninterest income for the year of 2009 were noncash, before-tax, other-than-temporary impairment charges of $15.02 million on investment securities including an $8.00 million on a single-issue trust preferred security, $5.37 million on a certain TRUP CDO and $782 thousand on one security carried at cost. Noninterest income for the year of 2008 was $67.30 million which included noncash, before-tax other-than-temporary impairment charges on investment securities totaling $10.49 million and a $917 thousand gain related to Visa's initial public offering and the partial redemption of Visa shares held by United. The noncash, before-tax, other-than-temporary impairment charges of $10.49 million consisted mainly of charges of $9.00 million on a corporate debt holding and $889 thousand on certain marketable equity securities that had been in an unrealized loss position for more than six months. Excluding the results of the investment security transactions, noninterest income for the year of 2009 would have decreased $8.05 million or 10.49% from the year of 2008.

Revenue from trust income and brokerage commissions decreased $3.52 million or 21.21% due to a decrease in the value of the trust assets under management.

Fees from deposit services were $40.29 million for the year of 2009, an increase of $1.10 million or 2.81% as compared to the year of 2008 due mainly to the High Performance Checking Program. In particular, check card fees increased $544 thousand, insufficient funds (NSF) fees increased $417 thousand and account analysis fees increased $154 thousand during the year of 2009.

For the year 2009, income from bank owned life insurance policies decreased $677 thousand or 16.54% due mainly to a decrease in cash surrender values while fees from bankcard transactions decreased $1.66 million or 28.55% compared to the year of 2008 due to a lower volume of spending by consumers as a result of the current economic conditions. Mortgage banking income increased $223 thousand or 57.92% due to increased mortgage loan sales in the secondary market during the year of 2009 as compared to 2008. Mortgage loan sales were $69.67 million in 2009 as compared to $31.15 million in 2008.

Other income decreased $3.49 million or 39.99% for the year of 2009 as compared to last year's income. This decrease in other income is due mainly to a decrease of $3.54 million in the fair value of certain derivative financial instruments not in a hedging relationship with a similar amount of expense related to a decline in the fair value of derivative financial instruments included in other expense.

**Other Expense**

Noninterest expense for the year of 2009 was $175.13 million, an increase of $4.05 million or 2.37% from the year of 2008.

Employee compensation for the year of 2009 decreased $2.45 million or 3.99% from the year of 2008 due largely to less commissions and incentives expense. Also included in employee compensation was expense for stock options of $484 thousand for the year of 2009 as compared to $547 thousand for the year of 2008.

Employee benefits expense increased $5.51 million or 40.29%. Specifically within employee benefits expense was an increase in pension expense of $6.22 million due to a decline in the fair value of the plan assets.

Net occupancy expense increased $336 thousand or 2.01% for the year of 2009 as compared to the year of 2008. The higher net occupancy expense for 2009 was due mainly to additional building rental expense and real property taxes. Equipment expense, including other real estate owned (OREO) costs, increased $2.77 million or 31.07% for the year of 2009 as compared to the year of 2008. The increase from 2008 was due mainly to an increase in losses from sales and deterioration in property values associated with OREO.

Data processing expense increased $864 thousand or 8.63% for the year of 2009 as compared to the year of 2008. Bankcard processing fees decreased $1.62 million or 33.68% due to decreased transactions as a result of less consumer spending for the year of 2009 as compared to last year.

FDIC insurance expense increased $8.03 million or 700.09% for the year of 2009 as compared to the year of 2008. The increase was due mainly to the additional expense of $3.63 million in the second quarter of 2009 for a special assessment by the FDIC as well as higher premiums to increase the insurance fund for banks.

Other expenses decreased $9.39 million or 17.24% for the year of 2009 as compared to the year of 2008 due mainly to a decrease of $3.54 million in the fair value of certain derivative financial instruments not in a hedging relationship with a similar amount of income related to a decline in the fair value of derivative financial instruments included in other income. In addition, several general operating expenses declined for the year of 2009 as compared to the previous year. In particular, advertising expense decreased $1.94 million, telephone expense decreased $1.17 million and core deposit intangibles amortization decreased $933 thousand.

United's efficiency ratio was 51.35% for the year of 2009 which was comparable to 48.03% for the year of 2008.

## Income Taxes

For the year ended December 31, 2009, income taxes were $10.95 million, compared to $36.91 million for 2008. During the third quarter of 2009, United reduced its income tax reserve for uncertainties by $568 thousand as compared to a 2008 reduction of $1.42 million due to the expiration of the statute of limitations for examination of certain years. During the first quarter of 2009, United recorded a benefit associated with the reversal of an allowance for net operating loss carryforwards and a positive adjustment to income tax expense as a result of a concluded tax examination. The total income tax benefit recorded in the first quarter of 2009 related to these two events was $11.51 million. As a result of these tax adjustments, United's effective tax rate was 14.0% and 29.8% for the years ended December 31, 2009 and 2008, respectively.

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The objective of United's Asset/Liability Management function is to maintain consistent growth in net interest income within United's policy guidelines. This objective is accomplished through the management of balance sheet liquidity and interest rate risk exposures due to changes in economic conditions, interest rate levels and customer preferences.

## Interest Rate Risk

Management considers interest rate risk to be United's most significant market risk. Interest rate risk is the exposure to adverse changes in United's net interest income as a result of changes in interest rates. United's earnings are largely dependent on the effective management of interest rate risk.

Management of interest rate risk focuses on maintaining consistent growth in net interest income within Board-approved policy limits. United's Asset/Liability Management Committee (ALCO), which includes senior management representatives and reports to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of change to net interest income as a result of changes in interest rates. Policy established for interest rate risk is stated in terms of the change in net interest income over a one-year and two-year horizon given an immediate and sustained increase or decrease in interest rates. The current limits approved by the Board of Directors are structured on a staged basis with each stage requiring specific actions.

United employs a variety of measurement techniques to identify and manage its exposure to changing interest rates. One such technique utilizes an earnings simulation model to analyze the sensitivity of net interest income to movements in interest rates. The model is based on actual cash flows and repricing characteristics for on and off-balance sheet instruments and incorporates market-based assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. The model also includes executive management projections for activity levels in product lines offered by United. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. Rate scenarios could involve parallel or nonparallel shifts in the yield curve, depending on historical, current, and expected conditions, as well as the need to capture any material effects of explicit or embedded options. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management's strategies.

Interest sensitive assets and liabilities are defined as those assets or liabilities that mature or are repriced within a designated time frame. The principal function of managing interest rate risk is to maintain an appropriate relationship between those assets and liabilities that are sensitive to changing market interest rates. The difference between rate sensitive assets and rate sensitive liabilities for specified periods of time is known as the "GAP." Earnings-simulation analysis captures not only the potential of these interest sensitive assets and liabilities to mature or reprice, but also the probability that they will do so. Moreover, earnings-simulation analysis considers the relative sensitivities of these balance sheet items and projects their behavior over an extended period of time. United closely monitors the sensitivity of its assets and liabilities on an on-going basis and projects the effect of various interest rate changes on its net interest margin.

The following table shows United's estimated consolidated earnings sensitivity profile as of December 31, 2010 and 2009:

| Change in Interest Rates (basis points) | Percentage Change in Net Interest Income | |
|---|---|---|
| | December 31, 2010 | December 31, 2009 |
| +200 | 6.87% | 5.14% |
| +100 | 2.71% | 1.41% |
| -100 | 1.80% | 3.77% |
| -200 | --- | --- |

Given an immediate, sustained 100 basis point upward shock to the yield curve used in the simulation model, it is estimated that net interest income for United would increase by 2.71% over one year as of December 31, 2010, as compared to an increase of 1.41% as of December 31, 2009. A 200 basis point immediate, sustained upward shock in the yield curve would increase net interest income by an estimated 6.87% over one year as of December 31, 2010, as compared to an increase of 5.14% as of December 31, 2009. A 100 basis point immediate, sustained downward shock in the yield curve would increase net interest income by an estimated 1.80% over one year as of December 31, 2010 as compared to an increase of 3.77% over one year as of December 31, 2009. With the federal funds rate at 0.25% at December 31, 2010 and 2009, management believed a 200 basis point immediate, sustained decline in rates was highly unlikely.

This analysis does not include the potential increased refinancing activities, which should lessen the negative impact on net income from falling rates. While it is unlikely market rates would immediately move 100 or 200 basis points upward or downward on a sustained basis, this is another tool used by management and the Board of Directors to gauge interest rate risk. All of these estimated changes in net interest income are and were within the policy guidelines established by the Board of Directors.

To further aid in interest rate management, United's subsidiary banks are members of the Federal Home Loan Bank (FHLB). The use of FHLB advances provides United with a low risk means of matching maturities of earning assets and interest-bearing funds to achieve a desired interest rate spread over the life of the earning assets. In addition, United uses credit with large regional banks and trust preferred securities to provide funding.

As part of its interest rate risk management strategy, United may use derivative instruments to protect against adverse price or interest rate movements on the value of certain assets or liabilities and on future cash flows. These derivatives commonly consist of interest rate swaps, caps, floors, collars, futures, forward contracts, written and purchased options. Interest rate swaps obligate two parties to exchange one or more payments generally calculated with reference to a fixed or variable rate of interest applied to the notional amount. United accounts for its derivative activities in accordance with the provisions of ASC topic 815, "Derivatives and Hedging."

**Extension Risk**

At December 31, 2010, United's mortgage related securities portfolio had an amortized cost of $386 million, of which approximately $271 million or 70% were fixed rate collateralized mortgage obligations (CMOs). These fixed rate CMOs consisted primarily of planned amortization class (PACs), sequential-pay and accretion directed (VADMs) bonds having an average life of approximately 2 years and a weighted average yield of 4.95%, under current projected prepayment assumptions. These securities are expected to have very little extension risk in a rising rate environment. Current models show that an immediate, sustained upward shock of 300 basis points in rates, the average life of these securities would only extend to 2.7 years. The projected price decline of the fixed rate CMO portfolio in rates up 300 basis points would be 5.2%, less than the price decline of a 2 year treasury note. By comparison, the price decline of a 30-year current coupon mortgage backed security (MBS) in rates higher by 300 basis points would be approximately 17%.

United had approximately $68 million in 15-year mortgage backed securities with a projected yield of 4.67% and a projected average life of 2.4 years as of December 31, 2010. This portfolio consisted of seasoned 15-year mortgage paper with a weighted average loan age (WALA) of 5.8 years and a weighted average maturity (WAM) of 8.7 years.

United had approximately $17 million in 20-year mortgage backed securities with a projected yield of 4.83% and a projected average life of 3.8 years on December 31, 2010. This portfolio consisted of seasoned 20-year mortgage paper with a weighted average loan age (WALA) of 7 years and a weighted average maturity (WAM) of 12.5 years.

United had approximately $9 million in 30-year mortgage backed securities with a projected yield of 6.61% and a projected average life of 4.3 years on December 31, 2010. This portfolio consisted of seasoned 30-year mortgage paper with a weighted average loan age (WALA) of 11.4 years and a weighted average maturity (WAM) of 16.9 years.

The remaining 5% of the mortgage related securities portfolio at December 31, 2010, included adjustable rate securities (ARMs), balloon securities, and 10-year mortgage backed pass-through securities.

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of United Bankshares, Inc. (the Company) is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, we believe that, as of December 31, 2010, the Company's internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm who audited the Company's consolidated financial statements has also issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. Ernst & Young's report on the effectiveness of the Company's internal control over financial reporting appears on page 53 hereof.

Richard M. Adams, Chairman of the Board and Chief Executive Officer

Steven E. Wilson, Executive Vice President, Treasurer, Secretary and Chief Financial Officer

February 25, 2011

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Audit Committee of the Board of Directors and the
Shareholders of United Bankshares, Inc.

We have audited United Bankshares, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). United Bankshares, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on United Bankshares, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, United Bankshares, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of United Bankshares, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 25, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Charleston, West Virginia
February 25, 2011

## Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and the
Shareholders of United Bankshares, Inc.

We have audited the accompanying consolidated balance sheets of United Bankshares, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of United Bankshares, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Bankshares, Inc. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), United Bankshares, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Charleston, West Virginia
February 25, 2011

**CONSOLIDATED BALANCE SHEETS**
UNITED BANKSHARES, INC. AND SUBSIDIARIES

| (Dollars in thousands, except par value) | **December 31 2010** | **December 31 2009** |
|---|---|---|
| **Assets** | | |
| Cash and due from banks | $ 115,352 | $ 134,605 |
| Interest-bearing deposits with other banks | 345,319 | 314,445 |
| Federal funds sold | 718 | 717 |
| Total cash and cash equivalents | 461,389 | 449,767 |
| Securities available for sale at estimated fair value (amortized cost-$717,797 at December 31, 2010 and $879,542 at December 31, 2009) | 653,276 | 811,777 |
| Securities held to maturity (estimated fair value-$62,315 at December 31, 2010 and $70,535 at December 31, 2009) | 67,036 | 77,421 |
| Other investment securities | 74,403 | 77,722 |
| Loans held for sale | 6,869 | 5,284 |
| Loans | 5,263,351 | 5,740,778 |
| Less: Unearned income | (3,025) | (3,969) |
| Loans net of unearned income | 5,260,326 | 5,736,809 |
| Less: Allowance for loan losses | (73,033) | (67,853) |
| Net loans | 5,187,293 | 5,668,956 |
| Bank premises and equipment | 55,378 | 57,527 |
| Goodwill | 311,765 | 312,069 |
| Accrued interest receivable | 23,564 | 27,158 |
| Other assets | 314,746 | 317,420 |
| TOTAL ASSETS | $ 7,155,719 | $ 7,805,101 |
| **Liabilities** | | |
| Deposits: | | |
| Noninterest-bearing | $ 1,203,255 | $ 1,108,157 |
| Interest-bearing | 4,510,279 | 4,862,943 |
| Total deposits | 5,713,534 | 5,971,100 |
| Borrowings: | | |
| Federal funds purchased | 8,542 | 7,835 |
| Securities sold under agreements to repurchase | 183,097 | 211,659 |
| Federal Home Loan Bank borrowings | 202,181 | 587,213 |
| Other short-term borrowings | 1,575 | 3,450 |
| Other long-term borrowings | 184,277 | 184,722 |
| Allowance for lending-related commitments | 2,006 | 2,157 |
| Accrued expenses and other liabilities | 67,495 | 75,415 |
| TOTAL LIABILITIES | 6,362,707 | 7,043,551 |
| **Shareholders' Equity** | | |
| Preferred stock, $1.00 par value; Authorized-50,000,000 shares; none issued | --- | --- |
| Common stock, $2.50 par value; Authorized-100,000,000 shares; issued-44,319,157 at December 31, 2010 and 2009, including 697,522 and 881,419 shares in treasury at December 31, 2010 and 2009, respectively | 110,798 | 110,798 |
| Surplus | 93,431 | 95,284 |
| Retained earnings | 673,260 | 653,613 |
| Accumulated other comprehensive loss | (60,656) | (68,383) |
| Treasury stock, at cost | (23,821) | (29,762) |
| TOTAL SHAREHOLDERS' EQUITY | 793,012 | 761,550 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 7,155,719 | $ 7,805,101 |

*See notes to consolidated financial statements*

**CONSOLIDATED STATEMENTS OF INCOME**
UNITED BANKSHARES, INC. AND SUBSIDIARIES

| (Dollars in thousands, except per share data) | Year Ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| **Interest income** | | | |
| Interest and fees on loans | $ 282,834 | $ 310,077 | $ 358,240 |
| Interest on federal funds sold and other short-term investments | 1,267 | 309 | 714 |
| Interest and dividends on securities: | | | |
| Taxable | 34,564 | 46,834 | 59,652 |
| Tax-exempt | 4,717 | 8,625 | 11,305 |
| Total interest income | 323,382 | 365,845 | 429,911 |
| **Interest expense** | | | |
| Interest on deposits | 55,663 | 83,463 | 124,035 |
| Interest on short-term borrowings | 167 | 645 | 14,828 |
| Interest on long-term borrowings | 29,366 | 36,266 | 38,256 |
| Total interest expense | 85,196 | 120,374 | 177,119 |
| Net interest income | 238,186 | 245,471 | 252,792 |
| Provision for credit losses | 13,773 | 46,065 | 25,155 |
| Net interest income after provision for credit losses | 224,413 | 199,406 | 227,637 |
| **Other income** | | | |
| Fees from trust and brokerage services | 13,637 | 13,065 | 16,582 |
| Fees from deposit services | 39,220 | 40,289 | 39,189 |
| Bankcard fees and merchant discounts | 4,786 | 4,155 | 5,815 |
| Other service charges, commissions, and fees | 1,918 | 1,906 | 1,932 |
| Income from bank-owned life insurance | 4,673 | 3,416 | 4,093 |
| Income from mortgage banking | 662 | 608 | 385 |
| Other income | 5,116 | 5,236 | 8,725 |
| Total other-than-temporary impairment losses | (40,756) | (34,206) | (10,489) |
| Portion of loss recognized in other comprehensive income | 30,941 | 19,186 | --- |
| Net other-than-temporary impairment losses | (9,815) | (15,020) | (10,489) |
| Net gains on sales/calls of investment securities | 2,006 | 315 | 1,071 |
| Net investment securities losses | (7,809) | (14,705) | (9,418) |
| Total other income | 62,203 | 53,970 | 67,303 |
| **Other expense** | | | |
| Employee compensation | 60,564 | 58,901 | 61,347 |
| Employee benefits | 16,749 | 19,192 | 13,680 |
| Net occupancy expense | 17,246 | 17,018 | 16,682 |
| Other real estate owned (OREO) expense | 11,131 | 5,487 | 2,484 |
| Equipment expense | 6,014 | 6,204 | 6,436 |
| Data processing expense | 10,820 | 10,880 | 10,016 |
| Bankcard processing expense | 3,284 | 3,198 | 4,822 |
| FDIC insurance expense | 9,684 | 9,177 | 1,147 |
| Other expense | 46,720 | 45,070 | 54,459 |
| Total other expense | 182,212 | 175,127 | 171,073 |
| Income before income taxes | 104,404 | 78,249 | 123,867 |
| Income taxes | 32,457 | 10,951 | 36,913 |
| Net income | $ 71,947 | $ 67,298 | $ 86,954 |

**CONSOLIDATED STATEMENTS OF INCOME**

UNITED BANKSHARES, INC. AND SUBSIDIARIES

| (Dollars in thousands, except per share data) | Year Ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Earnings per common share: | | | |
| Basic | $ 1.65 | $ 1.55 | $ 2.01 |
| Diluted | $ 1.65 | $ 1.55 | $ 2.00 |
| Dividends per common share | $ 1.20 | $ 1.17 | $ 1.16 |
| Average outstanding shares: | | | |
| Basic | 43,547,965 | 43,410,431 | 43,286,894 |
| Diluted | 43,625,183 | 43,456,889 | 43,434,083 |

*See notes to consolidated financial statements*

## CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

UNITED BANKSHARES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share data)

| | Common Stock | | | | Accumulated Other | | |
|---|---|---|---|---|---|---|---|
| | Shares | Par Value | Surplus | Retained Earnings | Comprehensive Income (Loss) | Treasury Stock | Total Shareholders' Equity |
| Balance at January 1, 2008 | 44,320,832 | $ 110,802 | $ 98,405 | $ 602,185 | $ (12,480) | $ (37,713) | $ 761,19 |
| Cumulative effect adjustment for accounting for deferred compensation and postretirement benefit aspects of endorsement split-dollar life insurance arrangements | | | | (1,486) | | | (1,486 |
| Effects of changing pension plan measurement date pursuant to accounting for defined benefit pension and other postretirement plans, net of tax | | | | (270) | | | (270 |
| Net income | | | | 86,954 | | | 86,95 |
| Other comprehensive income, net of tax | | | | | (63,671) | | (63,671 |
| Total comprehensive income, net of tax | | | | | | | 23,28 |
| Stock based compensation expense | | | 547 | | | | 54 |
| Purchase of treasury stock (22,062 shares) | | | | | | (646) | (646 |
| Distribution of treasury stock for deferred compensation plan (5,938 shares) | | | | | | 183 | 18 |
| Common dividends declared ($1.16 per share) | | | | (50,231) | | | (50,231 |
| Common stock options exercised (185,289 shares) | | | (2,298) | | | 6,431 | 4,13 |
| Balance at December 31, 2008 | 44,320,832 | 110,802 | 96,654 | 637,152 | (76,151) | (31,745) | 736,71 |
| Net income | | | | 67,298 | | | 67,29 |
| Other comprehensive income, net of tax | | | | | 7,768 | | 7,76 |
| Total comprehensive income, net of tax | | | | | | | 75,06 |
| Stock based compensation expense | | | 484 | | | | 484 |
| Purchase of treasury stock (74,703 shares) | | | | | | (1,304) | (1,304 |
| Distribution of treasury stock for deferred compensation plan (30,902 shares) | | | | | | 536 | 536 |
| Common dividends declared ($1.17 per share) | | | | (50,837) | | | (50,837 |
| Common stock options exercised (79,323 shares) | | | (1,858) | | | 2,751 | 893 |
| Fractional shares adjustment | (1,675) | (4) | 4 | | | | |
| Balance at December 31, 2009 | 44,319,157 | 110,798 | 95,284 | 653,613 | (68,383) | (29,762) | 761,550 |
| Net income | | | | 71,947 | | | 71,947 |
| Other comprehensive income, net of tax | | | | | 7,727 | | 7,727 |
| Total comprehensive income, net of tax | | | | | | | 79,674 |
| Stock based compensation expense | | | 1,050 | | | | 1,050 |
| Purchase of treasury stock (8,910 shares) | | | | | | (249) | (249) |
| Distribution of treasury stock for deferred compensation plan (28,466 shares) | | | | | | 520 | 520 |
| Cash dividends ($1.20 per share) | | | | (52,300) | | | (52,300) |
| Common stock options exercised (164,341 shares) | | | (2,903) | | | 5,670 | 2,767 |
| Balance at December 31, 2010 | 44,319,157 | $ 110,798 | $ 93,431 | $ 673,260 | $ (60,656) | $ (23,821) | $ 793,012 |

*See notes to consolidated financial statements*

**CONSOLIDATED STATEMENTS OF CASH FLOWS**
UNITED BANKSHARES, INC. AND SUBSIDIARIES

| (In thousands) | Year Ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| OPERATING ACTIVITIES | | | |
| Net income | $ 71,947 | $ 67,298 | $ 86,954 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for credit losses | 13,773 | 46,065 | 25,155 |
| Depreciation, amortization and accretion | 6,788 | 6,823 | 6,658 |
| Loss on sales of bank premises, OREO and equipment | 1,835 | 1,594 | 239 |
| Loss on securities transactions | 7,809 | 14,705 | 9,418 |
| Loans originated for sale | (49,181) | (74,089) | (30,743) |
| Proceeds from sales of loans | 48,258 | 70,281 | 31,530 |
| Gain on sales of loans | (662) | (608) | (385) |
| Stock-based compensation | 1,050 | 484 | 547 |
| Deferred income tax expense (benefit) | 6,582 | (6,625) | (179) |
| Contribution to pension plan | (9,100) | (11,000) | --- |
| Amortization of net periodic pension costs | 1,467 | 4,470 | (1,787) |
| Changes in: | | | |
| Interest receivable | 3,594 | 4,658 | 6,422 |
| Other assets | (39) | (63,037) | (20,487) |
| Accrued expenses and other liabilities | (3,297) | (7,362) | 598 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 100,824 | 53,657 | 113,940 |
| INVESTING ACTIVITIES | | | |
| Proceeds from maturities and calls of held to maturity securities | 6,480 | 31,353 | 32,013 |
| Proceeds from sales of securities held to maturity | 2,979 | --- | --- |
| Proceeds from sales of securities available for sale | 57,294 | 5,500 | 2,010 |
| Proceeds from maturities and calls of securities available for sale | 1,331,904 | 507,287 | 621,029 |
| Purchases of securities available for sale | (1,236,221) | (233,160) | (626,202) |
| Net purchases of bank premises and equipment | (3,262) | (4,947) | (2,428) |
| Net change in other investment securities | 4,643 | (183) | 3,439 |
| Net change in loans | 468,106 | 239,311 | (233,403) |
| NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES | 631,923 | 545,161 | (203,542) |
| FINANCING ACTIVITIES | | | |
| Cash dividends paid | (52,257) | (50,383) | (50,179) |
| Excess tax benefits from stock-based compensation arrangements | 459 | 273 | 654 |
| Acquisition of treasury stock | (11) | (1,180) | (206) |
| Proceeds from exercise of stock options | 2,492 | 724 | 2,223 |
| Distribution of treasury stock for deferred compensation plan | 520 | 536 | 183 |
| Redemption of debt related to trust preferred securities | --- | --- | (10,310) |
| Repayment of long-term Federal Home Loan Bank borrowings | (385,032) | (80,325) | (60,734) |
| Proceeds from long-term Federal Home Loan Bank borrowings | --- | --- | 150,000 |
| Changes in: | | | |
| Time deposits | (591,732) | (162,714) | 386,586 |
| Other deposits | 334,166 | 485,860 | (87,989) |
| Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings | (29,730) | (555,376) | (257,743) |
| NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES | (721,125) | (362,585) | 72,485 |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 11,622 | 236,233 | (17,117) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 449,767 | 213,534 | 230,651 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 461,389 | $ 449,767 | $ 213,534 |

*See notes to consolidated financial statements*

## NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: United Bankshares, Inc. is a multi-bank holding company headquartered in Charleston, West Virginia. United considers all of West Virginia to be included in its market area. This area includes the five largest West Virginia Metropolitan Statistical Areas (MSA): the Parkersburg MSA, the Charleston MSA, the Huntington MSA, the Wheeling MSA and the Weirton MSA. United serves the Ohio counties of Lawrence, Belmont, Jefferson and Washington primarily because of their close proximity to the Ohio border and United banking offices nearby in West Virginia. United's Virginia markets include the Maryland, northern Virginia and Washington, D.C. MSA, the Winchester MSA, the Harrisonburg MSA, and the Charlottesville MSA. United considers all of the above locations to be the primary market area for the business of its banking subsidiaries

Operating Segments: United's business activities are confined to one reportable segment which is community banking. As a community banking entity, United offers a full range of products and services through various delivery channels.

Basis of Presentation: The consolidated financial statements and the notes to consolidated financial statements include the accounts of United Bankshares, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

The accounting and reporting policies of United conform with U.S. generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. A description of the significant accounting policies is presented below.

Cash and Cash Equivalents: United considers cash and due from banks, interest-bearing deposits with other banks and federal funds sold as cash and cash equivalents.

Securities: Management determines the appropriate classification of securities at the time of purchase. Debt securities that United has the positive intent and the ability to hold to maturity are carried at amortized cost. Securities to be held for indefinite periods of time and all marketable equity securities are classified as available for sale and carried at estimated fair value. Unrealized gains and losses on securities classified as available for sale are carried as a separate component of Accumulated Other Comprehensive Income (Loss), net of deferred income taxes.

Gains or losses on sales of securities recognized by the specific identification method are reported in securities gains and losses within noninterest income of the Consolidated Statements of Income. United reviews available-for-sale and held-to-maturity securities on a quarterly basis for possible impairment. United determines whether a decline in fair value below the amortized cost basis of a security is other-than-temporary. This determination requires significant judgment. In making this judgment, United's review includes an analysis of the facts and circumstances of each individual investment such as the severity of loss, the length of time the fair value has been below cost, the expectation for that security's performance, the creditworthiness of the issuer, recent changes in external credit ratings, the assessment of collection of the security's contractual amounts from the issuer or issuers. If United intends to sell, or is more likely than not will be required to sell an impaired debt security before recovery of its amortized cost basis less any current period credit loss, other-than-temporary impairment is recognized in earnings. The credit loss is defined as the difference between the present value of cash flows expected to be collected and the amortized cost basis. The amount recognized in earnings is equal to the entire difference between the security's amortized cost basis and its fair value at the balance sheet date. If United does not intend to sell, and is not more likely than not it will be required to sell the impaired debt security prior to recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the following: 1) the amount representing the credit loss, which is recognized within noninterest income of the Consolidated Statements of Income, and 2) the amount related to all other factors, which is recognized in other comprehensive income within shareholders' equity of the Consolidated Balance Sheets.

For equity securities, United evaluates the near-term prospects of the investment in relation to the severity and duration of any impairment and United's ability and intent to hold these equity securities until a recovery of their fair value to at least the cost basis of the investment. Equity securities that are deemed to be other-than-temporarily impaired are written down to the fair value with the write-down recognized within noninterest income of the Consolidated Statements of Income.

Certain security investments that do not have readily determinable fair values and for which United does not exercise significant influence are carried at cost and are classified as other investment securities on the balance sheet. These cost-method investments are reviewed for impairment at least annually or sooner if events or changes in circumstances indicate the carrying value may not be recoverable.

Securities Purchased Under Resale Agreements and Securities Sold Under Agreements to Repurchase: Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financial transactions. They are recorded at the amounts at which the securities were acquired or sold plus accrued interest. Securities, generally U.S. government and federal agency securities, pledged as collateral under these financing arrangements cannot be repledged or sold, unless replaced, by the secured party. The fair value of the collateral either received from or provided to a third party is continually monitored and additional collateral is obtained or is requested to be returned to United as deemed appropriate.

Loans: Loans are reported at the principal amount outstanding, net of unearned income. Interest on loans is accrued and credited to operations using methods that produce a level yield on individual principal amounts outstanding. Loan origination and commitment fees and related direct loan origination costs are deferred and amortized as an adjustment of loan yield over the estimated life of the related loan. Loan fees amortized and included in interest income were $4,690,000, $6,306,000 and $5,738,000 for the years of 2010, 2009 and 2008, respectively. The accrual of interest income on commercial and most consumer loans generally is discontinued when a loan becomes 90 to 120 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest recognized in income in the current year is reversed, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest, and the loan is in the process of collection.

Loans are designated as impaired when, in the opinion of management, based on current information and events, the collection of principal and interest in accordance with the loan contract is doubtful. Consistent with United's existing method of income recognition for loans, interest on impaired loans, except those classified as nonaccrual, is recognized as income using the accrual method. United's method of income recognition for impaired loans that are classified as nonaccrual is to recognize interest income on the cash basis or apply the cash receipt to principal when the ultimate collectibility of principal is in doubt.

A loan is categorized as restructured if a significant concession is granted to provide for a reduction of either interest or principal due to a deterioration in the financial condition of the borrower. A loan classified as restructured will generally retain such classification until the loan is paid in full. However, a restructured one-to-four-family residential mortgage loan that yields a market rate and demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally one year, is removed from the restructured classification. Interest income on restructured loans is accrued at the reduced rate and the loan is returned to performing status once the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally six months. A report is prepared each month to track the portfolio of restructured loans.

Loans Held for Sale: Loans held for sale consist of one-to-four family conforming residential real estate loans originated for sale in the secondary market and carried at the lower of cost or fair value determined on an aggregate basis. Generally, United's current practice is to sell all fixed-rate, one-to-four family conforming residential real estate loans while holding adjustable–rate loans. However, United will sell certain adjustable-rate, one-to-four family conforming residential real estate loans based on prevailing interest rate conditions and interest rate risk management needs. Gains and losses on sales of loans held for sale are included in mortgage banking income.

Allowance for Credit Losses: United maintains an allowance for loan losses and an allowance for lending-related commitments such as unfunded loan commitments and letters of credit. The combined allowances for loan losses and lending-related commitments are referred to as the allowance for credit losses.

The allowance for loan losses is management's estimate of the probable credit losses inherent in the loan portfolio. Management's evaluation of the adequacy of the allowance for loan losses and the appropriate provision for credit losses is based upon a quarterly evaluation of the portfolio. This evaluation is inherently subjective and requires significant estimates, including the amounts and timing of estimated future cash flows, estimated losses on pools of loans based on historical loss experience, and consideration of current economic trends, all of which are susceptible to constant and significant change. The amounts allocated to specific credits and loan pools grouped by similar risk characteristics are reviewed on a quarterly basis and adjusted as necessary based upon subsequent changes in circumstances. In determining the components of the allowance for credit losses, management considers the risk arising in part from, but not limited to, charge-off and delinquency trends, current economic and business conditions, lending policies and procedures, the size and risk characteristics of the loan portfolio, concentrations of credit, and other various factors. Loans deemed to be uncollectible are charged against the allowance for loan losses, while recoveries of previously charged-off amounts are credited to the allowance for loan losses.

In determining the adequacy of the allowance for loan losses, management makes allocations to specific commercial loans classified by management as to risk. Management determines the loan's risk by considering the borrowers' ability to repay, the collateral securing the credit and other borrower-specific factors that may impact collectibility. For impaired loans, specific allocations are based on the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent. Other commercial loans not specifically reviewed on an individual basis are evaluated based on loan pools, which are grouped by similar risk characteristics using management's internal risk ratings. Allocations for these commercial loan pools are determined based upon historical loss experience adjusted for current environmental conditions and risk factors. Allocations for loans, other than commercial loans, are developed by applying historical loss experience adjusted for current environmental conditions and risk factors to loan pools grouped by similar risk characteristics. While allocations are made to specific loans and pools of loans, the allowance is available for all loan losses. Management believes that the allowance for credit losses is adequate to provide for probable losses on existing loans and loan-related commitments based on information currently available.

Asset Securitization: United previously sold residential mortgage loans in a securitization transaction and retained an interest-only strip, and lower-rated subordinated classes of asset-backed securities, all of which are subordinated interests in the securitized assets. United recognized the excess of all cash flows attributable to the subordinated interests using the effective yield method. However, because the carrying value of United's subordinated interest has been zero since June 30, 2005, the difference between the cash flows associated with these underlying mortgages and amounts owed to third party investors has been recognized in interest income as cash is received by United over the remaining life of the loans. For the years ended December 31, 2010, 2009 and 2008, United received cash of $862,000, $1,054,000 and $1,772,000, respectively, on the retained interest in the securitization and recognized income of the same amounts for the respective periods. However, the securitization trust (the Trust) is subject to an adverse judgment arising from a class action suit. An order granting supplemental damages and entry of final judgment was entered March 5, 2010. Subsequent to the order, the Trust entered into a settlement with all members of the Settlement Class wherein the Trust agreed not to appeal the case and the plaintiffs agreed to accept reduced and limited damages in settlement and dismissal of their claims with prejudice. The settlement will be strictly paid from the residual cash flows from the Trust and not the Company. Because the future payments and prepayments of loans in the Trust cannot be predicted, United cannot currently determine when or how long residual cash flow to United may be interrupted.

Bank Premises and Equipment: Bank premises and equipment are stated at cost, less allowances for depreciation and amortization. The provision for depreciation is computed principally by the straight-line method over the estimated useful lives of the respective assets. Useful lives range primarily from three to 15 years for furniture, fixtures and equipment and five to 40 years for buildings and improvements. Leasehold improvements are generally amortized over the lesser of the term of the respective leases or the estimated useful lives of the improvements.

Other Real Estate Owned: At December 31, 2010 and 2009, other real estate owned (OREO) included in other assets in the Consolidated Balance Sheets was $44,770,000 and $40,058,000, respectively. OREO consists of real estate acquired in foreclosure or other settlement of loans. Such assets are carried at the lower of the investment in the assets or the fair value of the assets less estimated selling costs. Any adjustment to the fair value at the date of transfer is charged against the allowance for loan losses. Any subsequent valuation adjustments as well as any costs relating to operating, holding or disposing of the property are recorded in other expense in the period incurred.

Advertising Costs: Advertising costs are generally expensed as incurred and included in Other Expense on the Consolidated Statements of Income. Advertising expense was $4,226,000, $3,338,000 and $5,277,000 for the years of 2010, 2009, and 2008, respectively.

Income Taxes: Deferred income taxes (included in other assets) are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate.

For uncertain income tax positions, United records a liability based on a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken on a tax return, in order for those tax positions to be recognized in the financial statements.

Intangible Assets: Intangible assets relating to the estimated fair value of the deposit base of the acquired institutions are being amortized on an accelerated basis over a one to seven year period. Management reviews intangible assets on an annual basis, or sooner if indicators of impairment exist, and evaluates changes in facts and circumstances that may indicate impairment in the carrying value.

Goodwill is not amortized, but is tested for impairment at least annually or sooner if indicators of impairment exist. Intangible assets with definite useful lives (such as core deposit intangibles) are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment at least annually. Based on the most recent goodwill impairment test, no impairment was noted. United incurred amortization expense of $1,884,000, $2,561,000 and $3,494,000 in 2010, 2009, and 2008, respectively, related to all intangible assets. As of December 31, 2010 and 2009, total goodwill approximated $311,765,000 and $312,069,000, respectively.

Derivative Financial Instruments: United accounts for its derivative financial instruments in accordance with the Derivatives and Hedging topic of the FASB Accounting Standards Codification. The Derivatives and Hedging topic requires all derivative instruments to be carried at fair value on the balance sheet. United has designated certain derivative instruments to manage interest rate risk as hedge relationships with certain assets, liabilities or cash flows being hedged. Certain derivatives used for interest rate risk management are not designated in a hedge relationship.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For a fair value hedge, the fair value of the interest rate swap is recognized on the balance sheet as either a freestanding asset or liability with a corresponding adjustment to the hedged financial instrument. Subsequent adjustments due to changes in the fair value of a derivative that qualifies as a fair value hedge are offset in current period earnings. For a cash flow hedge, the fair value of the interest rate swap is recognized on the balance sheet as either a freestanding asset or liability with a corresponding adjustment to other comprehensive income within shareholders' equity, net of tax. Subsequent adjustments due to changes in the fair value of a derivative that qualifies as a cash flow hedge are offset to other comprehensive income, net of tax. The portion of a hedge that is ineffective is recognized immediately in earnings.

At inception of a hedge relationship, United formally documents the hedged item, the particular risk management objective, the nature of the risk being hedged, the derivative being used, how effectiveness of the hedge will be assessed and how the ineffectiveness of the hedge will be measured. United also assesses hedge effectiveness at inception and on an ongoing basis using regression analysis. Hedge ineffectiveness is measured by using the change in fair value method. The change in fair value method compares the change in the fair value of the hedging derivative to the change in the fair value of the hedged exposure, attributable to changes in the benchmark rate. Prior to January 1, 2006, United used the shortcut method for interest rate swaps that met the criteria as defined under the Derivatives and Hedging topic. Effective January 1, 2006, United adopted an internal policy accounting for all new derivative instruments entered thereafter whereby the shortcut method would no longer be used.

For derivatives that are not designated in a hedge relationship, changes in the fair value of the derivatives are recognized in earnings in the same period as the change in the fair value.

Stock Options: United has stock option plans for certain employees that were accounted for under the intrinsic value method prior to January 1, 2006. Because the exercise price at the date of the grant was equal to the market value of the stock, no compensation expense was recognized.

Since January 1, 2006, United has followed the fair value method of accounting for stock-based employee compensation. In accordance with this method, compensation expense is measured based on the grant-date fair value of the stock option award and recognized over the period during which the employee is required to provide services.

For the year of 2010, 321,800 options were granted. No options were granted for the year of 2009. For the year of 2008, 10,000 options were granted. Stock compensation expense was $1,050,000 in 2010, $484,000 in 2009 and $547,000 in 2008.

Treasury Stock: United records common stock purchased for treasury at cost. At the date of subsequent reissuance, the treasury stock account is reduced by the cost of such stock using the weighted-average cost method.

Trust Assets and Income: Assets held in a fiduciary or agency capacity for customers are not included in the balance sheets since such items are not assets of the company. Trust income is reported on an accrual basis.

Earnings Per Common Share: Basic earnings per common share is calculated by dividing net income by the weighted-average number of shares of common stock outstanding for the respective period. For diluted earnings per common share, the weighted-average number of shares of common stock outstanding for the respective period is increased by the number of shares of common stock that would be issued assuming the exercise of common stock options which have an exercise price below market price. The dilutive effect of stock options approximated 77,218 shares in 2010, 46,458 shares in 2009 and 147,189 shares in 2008. There are no other common stock equivalents. Other than common stock, United has no other outstanding securities that may participate in dividends with common shareholders.

The reconciliation of the numerator and denominator of basic earnings per share with that of diluted earnings per share is presented as follows:

| | Year Ended December 31 | | |
|---|---|---|---|
| (Dollars in thousands, except per share) | 2010 | 2009 | 2008 |
| **Basic** | | | |
| Net Income | $ 71,947 | $ 67,298 | $ 86,954 |
| Average common shares outstanding | 43,547,965 | 43,410,431 | 43,286,894 |
| Earnings per basic common share | $ 1.65 | $ 1.55 | $ 2.01 |

| (Dollars in thousands, except per share) | Year Ended December 31 2010 | 2009 | 2008 |
|---|---|---|---|
| **Diluted** | | | |
| Net Income | $ 71,947 | $ 67,298 | $ 86,954 |
| Average common shares outstanding | 43,547,965 | 43,410,431 | 43,286,894 |
| Equivalents from stock options | 77,218 | 46,458 | 147,189 |
| Average diluted shares outstanding | 43,625,183 | 43,456,889 | 43,434,083 |
| Earnings per diluted common share | $ 1.65 | $ 1.55 | $ 2.00 |

Fair Value Measurements: United determines the fair values of its financial instruments based on the fair value hierarchy established in ASC topic 820, which also clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

The Fair Value Measurements and Disclosures topic specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect United's market assumptions.

The three levels of the fair value hierarchy based on these two types of inputs are as follows:

Level 1 - Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 - Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 - Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

When determining the fair value measurements for assets and liabilities, United looks to active and observable markets to price identical assets or liabilities whenever possible and classifies such items in Level 1. When identical assets and liabilities are not traded in active markets, United looks to market observable data for similar assets and liabilities and classifies such items as Level 2. Nevertheless, certain assets and liabilities are not actively traded in observable markets and United must use alternative valuation techniques using unobservable inputs to determine a fair value and classifies such items as Level 3. For assets and liabilities that are not actively traded, the fair value measurement is based primarily upon estimates that require significant judgment. Therefore, the results may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there are inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values. The level within the fair value hierarchy is based on the lowest level of input that is significant in the fair value measurement.

Other Recent Accounting Pronouncements: In July 2010, the FASB issued ASU No. 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses," which requires significant new disclosures about the allowance for credit losses and the credit quality of financing receivables. The requirements are intended to enhance transparency regarding credit losses and the credit quality of loan and lease receivables. Under this statement, allowance for credit losses and fair value are to be disclosed by portfolio segment, while credit quality information, impaired financing receivables and nonaccrual status are to be presented by class of financing receivable. Disclosure of the nature and extent, the financial impact and segment information of troubled debt restructurings will also be required. The disclosures are to be presented at the level of disaggregation that management uses when assessing and monitoring the portfolio's risk and performance. ASU 2010-20 became effective for United's financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. United has included the required disclosures at December 31, 2010 in Note E to the consolidated financial statements. Disclosures that relate to activity during a reporting period will be required for United's financial statements that include periods beginning on or after January 1, 2011. ASU 2011-01, "Receivables (ASC topic 310)—Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20," temporarily deferred the effective date for disclosures related to troubled debt restructurings to coincide with the effective date of a proposed accounting standards update related to troubled debt restructurings, which is currently expected to be effective for periods ending after June 15, 2011. As ASU 2010-20 amends only the disclosure requirements for loans and leases and the allowance for credit losses, the adoption will have no impact on United's financial condition or results of operations.

In April 2010, the FASB issued ASU No. 2010-18, "Receivables (ASC topic 310): Effect of a Loan Modification When the Loan Is Part of a Pool That is Accounted for as a Single Asset". This ASU clarifies that modifications of loans that are accounted for within a pool under ASC topic 310 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. No additional disclosures are required with this ASU. The amendments in this ASU are effective for modifications of loans accounted for within pools under ASC topic 310 occurring in the first interim or annual period ending on or after July 15, 2010. The amendments are to be applied prospectively and early application is permitted. Upon initial adoption of the guidance in this ASU, an entity may make a onetime election to terminate accounting for loans as a pool under ASC topic 310. This election may be applied on a pool-by-pool basis and does not preclude an entity from applying pool accounting to subsequent acquisitions of loans with credit deterioration. United does not expect the ASU 2010-18 to have a material impact on its consolidated financial statements.

In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC topic 815): Scope Exception Related to Embedded Credit Derivatives", to address questions raised in practice about the intended breadth of the embedded credit derivative scope exception in ASC topic 815. The amended guidance clarifies that the scope exception does not apply to contracts that contain an embedded credit derivative related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another. ASU 2010-11 was effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. United adopted ASU 2010-11 on July 1, 2010 as required. The adoption did not have a material impact on United's consolidated financial statements.

In February 2010, the FASB issued ASU 2010-08, "Technical Corrections to Various Topics." ASU 2010-08 clarifies guidance on embedded derivatives and hedging. ASU 2010-08 is effective for interim and annual periods beginning after December 15, 2009. United adopted ASU 2010-08 on January 1, 2010 as required. The adoption did not have a material impact on United's consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events (ASC topic 855): Amendments to Certain Recognition and Disclosure Requirements." This guidance removes the requirement for a SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. ASU 2010-09 is intended to remove potential conflicts with the SEC's literature and all of the amendments are effective upon issuance, except for the use of the issued date for conduit debt obligors, which will be effective for interim or annual periods ending after June 15, 2010. United adopted ASU 2010-09 during the second quarter of 2010. The adoption did not have a material impact on United's consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-01, "Equity (ASC topic 505): Accounting for Distributions to Shareholders With Components of Stock and Cash – a consensus of the FASB Emerging Issues Task Force." ASU 2010-01 clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend. ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis. United adopted ASU 2010-01 as required. The adoption did not have a material impact on United's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-02, "Consolidation (ASC topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification." ASU 2010-02 amends ASC subtopic 810-10 to address implementation issues related to changes in ownership provisions, including clarifying the scope of the decrease in ownership and additional disclosures. ASU 2010-02 is effective beginning in the period that an entity adopts Statement 160. If an entity has previously adopted Statement 160, ASU 2010-02 is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009, and should be applied retrospectively to the first period Statement 160 was adopted. United adopted ASU 2010-02 on January 1, 2010 as required. The adoption did not have a material impact on United's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-04, "Accounting for Various Topics – Technical Corrections to SEC Paragraphs." ASU 2010-04 makes technical corrections to existing SEC guidance, including the following topics: accounting for subsequent investments, termination of an interest rate swap, issuance of financial statements - subsequent events, use of residential method to value acquired assets other than goodwill, adjustments in assets and liabilities for holding gains and losses, and selections of discount rate used for measuring defined benefit obligation. United adopted ASU 2010-04 during the first quarter of 2010. The adoption did not have a material impact on United's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-05, "Compensation – Stock Compensation (ASC topic 718): Escrowed Share Arrangements and the Presumption of Compensation." ASU 2010-05 updates existing guidance to address the SEC staff's views on overcoming the presumption that for certain shareholders escrowed share arrangements represent compensation. United adopted ASU 2010-05 during the first quarter of 2010. The adoption did not have a material impact on United's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (ASC topic 820): Improving Disclosures About Fair Value Measurements." ASU 2010-06 amends ASC subtopic 820-10 to clarify existing disclosures, require new disclosures, and include conforming amendments to guidance on employers' disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. United adopted the provisions of ASU 2010-06 which were required to be adopted in the first quarter of 2010 and are included in Note T to the December 31, 2010 consolidated financial statements. The adoption did not have a material impact on United's consolidated financial statements. United does not expect the adoption of the remaining provisions of ASU 2010-06 to have a material impact on its consolidated financial statements.

On June 12, 2009, the FASB issued an accounting pronouncement which changes how a company determines when an entity that is not sufficiently capitalized or is not controlled through voting should be consolidated. This pronouncement will require a company to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. The pronouncement is effective for interim periods ending after November 15, 2009. United adopted this pronouncement on January 1, 2010 as required. The adoption did not have a significant impact on United's financial condition or results of operations.

On June 12, 2009, the FASB issued an accounting pronouncement that will require additional information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. This pronouncement also eliminates the concept of a "qualifying special-purpose entity", changes the requirements of derecognizing financial assets, and requires additional disclosures. The pronouncement is effective for interim periods ending after November 15, 2009. Early adoption is prohibited. United adopted this pronouncement on January 1, 2010 as required. The adoption did not have a significant impact on United's financial condition or results of operations.

## NOTE B--MERGERS AND ACQUISITIONS

After the close of business on December 15, 2010, United entered into an Agreement and Plan of Reorganization (the Agreement) with Centra Financial Holdings, Inc. (Centra), a West Virginia corporation headquartered in Morgantown, West Virginia. Centra has $1.4 billion in assets as of December 31, 2010 and 15 offices and one loan origination office. Centra's locations are in and surrounding the four strategic markets of Hagerstown, Maryland; Martinsburg, West Virginia; Morgantown, West Virginia; and Uniontown, Pennsylvania. In accordance with the Agreement, Centra will merge with and into a wholly-owned subsidiary of United (the Merger). At which time, Centra will cease and the wholly-owned subsidiary of United will survive and continue to exist as a West Virginia corporation.

The Agreement provides that upon consummation of the Merger, each outstanding share of common stock of Centra will be converted into the right to receive 0.7676 shares of United common stock, par value $2.50 per share.

Pursuant to the Agreement, at the effective time of the Merger, each outstanding option to purchase shares of Centra common stock under any and all plans of Centra shall receive cash consideration equal to the difference between the options' strike price and $21.00 with respect to those options with a strike price less than $21.00. There will be no payment by United to any holder of Centra stock options with an exercise price equal to or greater than $21.00 and any such Centra stock options shall be terminated as of the effective time of the Merger.

The merger transaction, expected to close early third quarter of 2011, will be accounted for as a purchase pending approval of the shareholders of Centra and the receipt of all required regulatory approvals, as well as other customary conditions.

## NOTE C--INVESTMENT SECURITIES

The following is a summary of the amortized cost and estimated fair values of securities available for sale.

| (In thousands) | December 31, 2010 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| U.S. Treasury securities and obligations of U.S. Government corporations and agencies | $ 103,851 | $ 14 | $ --- | $ 103,865 |
| State and political subdivisions | 81,801 | 2,711 | 199 | 84,313 |
| Residential mortgage-backed securities | | | | |
| Agency | 308,601 | 15,132 | --- | 323,733 |
| Non-agency | 77,524 | 880 | 4,648 | 73,756 |
| Trust preferred collateralized debt obligations | 124,632 | --- | 74,724 (1) | 49,908 |
| Single issue trust preferred securities | 15,594 | 287 | 4,155 | 11,726 |
| Marketable equity securities | 5,794 | 297 | 116 | 5,975 |
| Total | $ 717,797 | $ 19,321 | $ 83,842 | $ 653,276 |

| (In thousands) | December 31, 2009 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| U.S. Treasury securities and obligations of U.S. Government corporations and agencies | $ 4,960 | $ 54 | $ --- | $ 5,014 |
| State and political subdivisions | 96,900 | 3,389 | 167 | 100,122 |
| Residential mortgage-backed securities | | | | |
| Agency | 478,916 | 18,924 | --- | 497,840 |
| Non-agency | 145,480 | 55 | 11,690 | 133,845 |
| Trust preferred collateralized debt obligations | 132,457 | --- | 73,162 (1) | 59,295 |
| Single issue trust preferred securities | 15,552 | 49 | 5,214 | 10,387 |
| Marketable equity securities | 5,277 | 159 | 162 | 5,274 |
| Total | $ 879,542 | $ 22,630 | $ 90,395 | $ 811,777 |

(1) Includes noncredit-related other-than-temporary impairment of $45,021 at December 31, 2010 and $19,186 at December 31, 2009.

Provided below is a summary of securities available for sale which were in an unrealized loss position at December 31, 2010 and 2009.

| (In thousands) | Less than 12 months | | 12 months or longer | |
|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| **December 31, 2010** | | | | |
| U.S. Treasury securities and obligations of U.S. Government corporations and agencies | --- | --- | --- | --- |
| State and political subdivisions | $ 7,373 | $ 160 | $ 624 | $ 39 |
| Residential mortgage-backed securities | | | | |
| Agency | 91 | --- | --- | --- |
| Non-agency | 5,127 | 15 | 23,716 | 4,633 |
| Trust preferred collateralized debt obligations | --- | --- | 49,908 | 74,724 |
| Single issue trust preferred securities | --- | --- | 7,093 | 4,155 |
| Marketable equity securities | 339 | 52 | 389 | 64 |
| Total | $12,930 | $ 227 | $ 81,730 | $ 83,615 |
| **December 31, 2009** | | | | |
| U.S. Treasury securities and obligations of U.S. Government corporations and agencies | --- | --- | --- | --- |
| State and political subdivisions | $ 3,443 | $ 53 | $ 2,649 | $ 114 |
| Residential mortgage-backed securities | | | | |
| Agency | 163 | --- | --- | --- |
| Non-agency | 26,181 | 209 | 85,138 | 11,481 |
| Trust preferred collateralized debt obligations | --- | --- | 59,295 | 73,162 |
| Single issue trust preferred securities | 115 | 19 | 9,239 | 5,195 |
| Marketable equity securities | 244 | 17 | 448 | 145 |
| Total | $ 30,146 | $ 298 | $ 156,769 | $ 90,097 |

Marketable equity securities consist mainly of equity securities of financial institutions and mutual funds within a rabbi trust for the payment of benefits under a deferred compensation plan for certain key officers of United and its subsidiaries. The following table shows the proceeds from maturities, sales and calls of available for sale securities and the gross realized gains and losses on sales and calls of those securities that have been included in earnings as a result of any sales and calls. Gains or losses on sales and calls of available for sale securities were recognized by the specific identification method. The realized losses relate to the sales of the securities within the rabbi trust.

| | Year Ended | | |
|---|---|---|---|
| (In thousands) | 2010 | 2009 | 2008 |
| Proceeds from maturities, sales and calls | $ 1,389,197 | $ 512,787 | $ 623,039 |
| Gross realized gains | 813 | 772 | 116 |
| Gross realized losses | 462 | 541 | --- |

The realized losses relate to sales of securities within a rabbi trust for the payment of benefits under a deferred compensation plan for certain key officers of United and its subsidiaries.

At December 31, 2010, gross unrealized losses on available for sale securities were $83,842,000 on 76 securities of a total portfolio of 334 available for sale securities. Securities in an unrealized loss position at December 31, 2010 consisted primarily of pooled trust preferred collateralized debt obligations (TRUP CDOs), single issue trust preferred securities and non-agency residential mortgage-backed securities. The TRUP CDOs and the single issue trust preferred securities relate mainly to securities of financial institutions. In determining whether or not a security is other-than-temporarily impaired, management considered the severity and the duration of the loss in conjunction with United's positive intent and the more likely than not ability to hold these securities to recovery of their cost basis or maturity.

The unrealized loss on the non-agency residential mortgage-backed securities portfolio relates primarily to AAA securities of various private label issuers. The Company has no exposure to real estate investment trusts (REITS) in its investment portfolio. The majority of the non-agency residential mortgage-backed securities in an unrealized loss position remain AAA rated. Approximately 67% of the portfolio includes collateral that was originated during the year of 2005 or before. The remaining 33% includes collateral that was originated in the years of 2006 and 2007. Ninety-six percent of the non-agency residential mortgage securities are either the senior or super-senior tranches of their respective structure. In determining whether or not the non-agency mortgage-backed securities were other-than-temporarily impaired, management performs an in-depth analysis on each non-agency residential mortgage-backed security on a monthly basis. The analysis includes a review of the following factors: weighted average loan to value, weighted average maturity, average FICO scores, historical collateral performance, geographic concentration, credit subordination, cross-collateralization, coverage ratios, origination year, full documentation percentage, event risk (repricing), and collateral type. Management completes a monthly stress test to determine the level of loss protection remaining in each individual security and compares the protection remaining to the future expected performance of the underlying collateral. Additionally, management utilizes a third-party cash flow model to perform a cash flow test on each bond that is below investment grade. The model produces a bond specific set of cash flows based upon assumptions input by management. The input assumptions that are incorporated include the projected constant default rate (CDR) of the underlying mortgages, the loss severity upon default, and the prepayment rate on the underlying mortgage collateral. CDR and loss severities are forecasted by management after full evaluation of the underlying collateral including recent performance statistics. At December 31, 2010, United determined that certain non-agency mortgage-backed securities were other-than-temporary impaired. The credit-related other-than-temporary impairment recognized in earnings for the fourth quarter of 2010 related to these securities was $504 thousand. The noncredit-related other-than-temporary impairment recognized in the fourth quarter on these securities, which are not expected to be sold, was $892 thousand. Noncredit-related other-than-temporary impairment, net of deferred taxes, of $580 thousand was recognized during the fourth quarter in accumulated other comprehensive income (loss) (OCI). Of the securities that have been deemed to have other-than-temporary impairment, the security specific assumptions utilized ranged from a CDR of 1.8% to 4.5% in year 1, 2.3% to 4.2% in year 2, and 1.8% to 3.0% for the remaining life of the security. The loss severity upon default ranged from 51.0% to 53.0%, and the constant prepayment range from 9% to 15% annually.

The credit-related other-than-temporary impairment recognized in earnings for the full year of 2010 on the non-agency residential mortgage-backed securities was $1.20 million, while the noncredit-related other-than-temporary impairment on these securities, which are not expected to be sold, was $5.62 million. Noncredit-related other-than-temporary impairment, net of deferred taxes of $3.66 million was recognized during the full year of 2010. There was no other-than-temporary impairment recognized on the non-agency residential mortgage-backed securities in 2009.

The majority of United's single-issue trust preferred portfolio consists of obligations from large cap banks (i.e. banks with market capitalization in excess of $10 billion). Management reviews each issuer's current and projected earnings trends, asset quality, capitalization levels, TARP participation status, and other key factors. Upon completing the review for the fourth quarter of 2010, it was determined that none of the single issue securities were other-than-temporarily impaired. With the exception of two securities, all single-issue trust preferred securities are currently receiving interest payments. The two securities that are deferring interest payments are from the same issuer with a total amortized cost of $634 thousand. The issuer has the contractual ability to defer interest payments for up to 5 years.

In analyzing the duration and severity of the losses, management considered the following: (1) the market for these securities was not active as evidenced by the lack of trades and the severe widening of the bid/ask spread; (2) the markets for TRUP CDOs ultimately became dysfunctional with no significant transactions to report; (3) low market prices for certain bonds, in the overall debt markets, were evidence of credit stress in the general markets and not necessarily an indication of credit problems with a particular issuer; and (4) the general widening in overall risk premiums in the broader markets was responsible for a significant amount of the price decline in the TRUP CDO portfolio.

At December 31, 2010, United determined that certain TRUP CDOs were other-than-temporarily impaired. Management completed an in-depth analysis of the collateral pool, cash flow waterfall structure, and expected cash flows of the TRUP CDO portfolio. To determine a net realizable value and assess whether other-than-temporary impairment existed, management performed detailed cash flow analysis to determine whether, in management's judgment, it was more likely than not that United would not recover the entire amortized cost basis of the security. Management's cash flow analysis was performed for each security and considered the current deferrals and defaults within the underlying collateral, the likelihood that current deferrals would cure or ultimately default, potential future deferrals and defaults, potential prepayments, cash reserves, excess interest spread, credit analysis of the underlying collateral and the priority of payments in the cash flow structure. The underlying collateral analysis for each issuer took into consideration multiple factors including TARP participation, capital adequacy, earnings trends and asset quality. After completing its analysis of estimated cash flows, management determined that an adverse change in cash flows had occurred for certain TRUP CDOs as the expected discounted cash flows from these particular securities were less than the discounted cash flows originally expected at purchase or from the previous date of other-than-temporary impairment (cash flows are discounted at the contractual coupon rate for purposes of assessing OTTI). Therefore, based upon management's analysis and judgment, certain TRUP CDOs were determined to be other-than-temporarily impaired. The credit-related other-than-temporary impairment recognized in earnings for 2010 related to these securities was $7.32 million, compared to $5.37 million in 2009. The noncredit-related other-than-temporary impairment recognized in accumulated other comprehensive income (loss) (OCI) during 2010 on these securities, which are not expected to be sold, was $27.11 million or $17.62 million, net of taxes. At December 31, 2010, the balance of the noncredit-related other-than-temporary impairment recognized on United's TRUP CDO portfolio was $45.02 million as compared to $19.19 million at December 31, 2009.

The credit-related other-than-temporary impairment recognized in earnings for the fourth quarter of 2010 related to the TRUP CDO's was $3.57 million. The noncredit-related other-than-temporary impairment recognized in accumulated other comprehensive income (loss) in the fourth quarter on these securities, which are not expected to be sold, was $11.93 million, or $7.75 million, net of taxes.

The amortized cost of available for sale TRUP CDOs in an unrealized loss position for twelve months or longer as of December 31, 2010 consisted of $10.00 million in investment grade bonds, $5.00 million in split-rated bonds and $109.63 million in below investment grade bonds. The amortized cost of available for sale single issue trust preferred securities in an unrealized loss position for twelve months or longer as of December 31, 2010 consisted of $4.49 million in investment grade bonds, $1.00 million in split-rated bonds, and $5.76 million in below investment grade bonds.

The following is a summary of the available for sale TRUP CDOs and single issue trust preferred securities in an unrealized loss position twelve months or greater as of December 31, 2010.

| Class | Amortized Cost | Fair Value | Unrealized Loss | Amortized Cost: Investment Grade | Amortized Cost: Split Rated | Amortized Cost: Below Investment Grade |
|---|---|---|---|---|---|---|
| | | | (In thousands) | | | |
| Senior – Bank | $ 13,616 | $ 6,926 | $ 6,690 | $ --- | $ 5,000 | $ 8,616 |
| Senior – Insurance | 10,000 | 6,053 | 3,947 | 10,000 | --- | --- |
| Mezzanine - Bank (now in senior position) | 18,133 | 7,312 | 10,821 | --- | --- | 18,133 |
| Mezzanine – Bank | 69,468 | 24,102 | 45,366 | --- | --- | 69,468 |
| Mezzanine – Insurance | 6,500 | 3,255 | 3,245 | --- | --- | 6,500 |
| Mezzanine – Bank & Insurance (combination) | 6,916 | 2,261 | 4,655 | --- | --- | 6,916 |
| Single issue trust preferreds | 11,248 | 7,093 | 4,155 | 4,488 | 1,004 | 5,756 |
| Totals | $ 135,881 | $ 57,002 | $ 78,879 | $ 14,488 | $ 6,004 | $ 115,389 |

Management also considered the ratings of the Company's bonds in its portfolio and the extent of downgrades in United's impairment analysis. However, due to historical discrepancies in ratings from the various rating agencies, management considered it imperative to independently perform its own credit analysis based on cash flows as described. The ratings of the investment grade pooled trust preferred securities in the table above range from a low of BBB to a high of A+. The ratings of the split-rated pooled trust preferred securities range from a low of CCC to a high of Baa2, while the below investment grade pooled trust preferred securities range from a low of D to a high of Ba1. The available for sale single issue trust preferred securities' ratings range from a low of CC to a high of A.

The Company has recognized cumulative credit-related other-than-temporary impairment of $12.69 million on thirteen pooled trust preferred securities. Of the remaining eleven securities that have not been deemed to be other-than-temporally impaired, the collateralization ratios range from a low of 70.9% to a high of 303.6%, with a median of 95.0%, and a weighted average of 122.6%. The collateralization ratio is defined as the current performing collateral in a deal, divided by the current balance of the specific tranche we own, plus any debt which is senior or pari passu with our security's priority level. Performing collateral excludes the balance of any issuer that has either defaulted or has deferred its interest payment.

The following schedule reflects data and certain assumptions that are utilized in the other-than-temporary impairment analysis of the TRUP CDO's:

| Class | Amortized Cost | % of issuers currently performing (1) | % of original collateral defaulted (2) | % of original collateral deferring (3) | Projected Prepayment Rate (4) | Lifetime additional projected loss from performing collateral (5) | Credit Related OTTI (6) |
|---|---|---|---|---|---|---|---|
| | | | | (Dollars in thousands) | | | |
| Senior – Bank | $ 13,616 | 82.4 - 82.7% | 8.7 - 12.9% | 13.2 - 16.1% | 0.5 - 1.0% | 5.0 - 11.8% | $ 180 |
| Senior – Insurance | 10,000 | 91.0 - 100.0% | 0.0 - 0.0% | 0.0 - 5.0% | 1.0 - 1.0% | 3.6 - 3.8% | --- |
| Mezzanine - Bank (now in senior position) | 18,133 | 67.1 - 72.9% | 1.5 - 5.5% | 1.9 - 6.2% | 0.5 - 1.0% | 8.5 - 8.8% | 2,962 |
| Mezzanine – Bank | 69,468 | 44.6 - 90.1% | 6.0 - 17.8% | 8.6 - 21.2% | 0.3 - 0.8% | 3.2 - 13.0% | 8,560 |
| Mezzanine – Insurance | 6,500 | 91.0 - 92.9% | 0.0 - 0.0% | 5.0 - 5.3% | 0.0 - 1.0% | 3.6 - 9.0% | --- |
| Mezzanine – Bank & Ins. | 6,916 | 64.9 - 71.0% | 9.4 - 17.9% | 17.2 - 28.5% | 0.3 - 0.8% | 9.3 - 10.1% | 990 |

(1) Represents performing collateral as a percent of non-defaulted, current collateral outstanding. In the "Mezzanine – Bank" line, the percentage of issuers currently performing ranges from 44.6% to 90.1%. The weighted average percentage of performing collateral is 73.3%.
(2) Defaulted collateral is identified as defaulted when the issuer has been closed by a regulator. All defaults are assumed to have a zero percent recovery in the OTTI cash flow model.

(3) Deferring collateral is identified when the Company becomes aware that an issuer has announced or elected to defer interest payments on its trust preferred debt. The Company utilizes issuer specific loss assumptions on deferring collateral that range from 100% cure to 100% loss.
(4) Management utilizes an annual prepayment rate in its assumptions to calculate OTTI. The prepayment rate is pool specific and is assigned based upon management's estimate of potential prepayments over the life of the security.
(5) Management applied an annual constant default rate to the performing collateral balance for each pool ranging from 0.375% to 1.20%. The calculation in the chart above represents the sum of the incremental projected losses over the remaining life of the security as a percentage of the performing collateral.
(6) Credit related OTTI represents the cumulative credit-related other-than-temporary impairment recognized over the life of the security.

Except for the securities that have already been deemed to be other than temporarily impaired, management does not believe any other individual security with an unrealized loss as of December 31, 2010 is other-than-temporarily impaired. For debt securities, United believes the decline in value resulted from changes in market interest rates, credit spreads and liquidity, not a change in the expected contractual cash flows. Based on a review of each of the securities in the investment portfolio, management concluded that it expected to recover the amortized cost basis of the investment in such securities. As of December 31, 2010, United does not intend to sell any impaired debt security nor is it anticipated that it would be required to sell any impaired debt security before the recovery of its amortized cost basis. For equity securities, United has evaluated the near-term prospects of the investment in relation to the severity and duration of any impairment and based on that evaluation, management does not believe any individual equity security is other-than-temporarily impaired. As of December 31, 2010, United has the ability and intent to hold these equity securities until a recovery of their fair value to at least the cost basis of the investment.

During the fourth quarter of 2010, United also evaluated all of its cost method investments and identified certain events or changes in circumstances during the fourth quarter of 2010 which had a significant adverse effect on the fair value of a certain cost method security. United owned a security that was originally purchased for the purposes of satisfying certain requirements outlined in the Community Reinvestment Act (CRA). The CRA investment security was related to low income housing. The underlying investment was in the form of CRA preferred shares of stock of a publicly-traded company that were ultimately convertible into the company's common stock upon the satisfaction of certain events. During the fourth quarter of 2010, the common shareholders of the publicly-traded company voted to convert the CRA preferred shares to common stock of the issuing company. Upon the conversion, the CRA shares automatically converted to common stock with a readily determinable market value. Therefore, United recorded an impairment loss of $1.29 million in the fourth quarter of 2010 on this certain cost method security.

Below is a progression of the anticipated credit losses on securities which United has recorded other-than-temporary charges on through earnings and other comprehensive income.

| (In thousands) | |
|---|---|
| Balance of cumulative credit losses at December 31, 2009 | $25,509 |
| Additions for credit losses on securities for which OTTI was not previously recognized | 6,769 |
| Additions for additional credit losses on securities for which OTTI was previously recognized | 3,046 |
| Balance of cumulative credit losses at December 31, 2009 | $35,324 |

The amortized cost and estimated fair value of securities available for sale at December 31, 2010 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the issuers may have the right to call or prepay obligations without penalties.

Maturities of mortgage-backed securities with an amortized cost of $386,125,000 and an estimated fair value of $397,489,000 at December 31, 2010 are included below based upon contractual maturity.

| (In thousands) | Amortized Cost | Estimated Fair Value |
|---|---|---|
| Due in one year or less | $ 107,419 | $ 107,498 |
| Due after one year through five years | 44,849 | 47,035 |
| Due after five years through ten years | 148,551 | 154,657 |
| Due after ten years | 411,184 | 338,110 |
| Marketable equity securities | 5,794 | 5,976 |
| Total | $ 717,797 | $ 653,276 |

The following is a summary of the amortized cost and estimated fair values of securities held to maturity.

| (In thousands) | December 31, 2010 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| U.S. Treasury securities and obligations of U.S. Government corporations and agencies | $ 11,200 | $ 2,069 | $ --- | $ 13,269 |
| State and political subdivisions | 20,288 | 399 | 109 | 20,578 |
| Residential mortgage-backed securities | | | | |
| Agency | 92 | 13 | --- | 105 |
| Non-agency | 2 | --- | --- | 2 |
| Single issue trust preferred securities | 32,122 | --- | 7,093 | 25,029 |
| Other corporate securities | 3,332 | --- | --- | 3,332 |
| Total | $ 67,036 | $ 2,481 | $ 7,202 | $ 62,315 |

| (In thousands) | December 31, 2009 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| U.S. Treasury securities and obligations of U.S. Government corporations and agencies | $ 11,331 | $ 1,588 | $ --- | $ 12,919 |
| State and political subdivisions | 25,904 | 666 | 79 | 26,491 |
| Residential mortgage-backed securities | | | | |
| Agency | 108 | 12 | --- | 120 |
| Non-agency | 2 | --- | --- | 2 |
| Single issue trust preferred securities | 33,499 | --- | 9,073 | 24,426 |
| Other corporate securities | 6,577 | --- | --- | 6,577 |
| Total | $ 77,421 | $ 2,266 | $ 9,152 | $ 70,535 |

Even though the market value of the held-to-maturity investment portfolio is less than its cost, the unrealized loss has no impact on the net worth or regulatory capital requirements of United. As of December 31, 2010, the Company's three largest held-to-maturity single-issue trust preferred exposures were to Wells Fargo ($10.28 million), SunTrust Bank ($7.50 million), and Peoples Bancorp Inc. ($7.25 million). Other corporate securities consist mainly of bonds of corporations.

The following table shows the gross realized gains and losses on calls and sales of held to maturity securities that have been included in earnings as a result of those calls and sales. During the year of 2010, a corporate bond with a carrying value of $1,000,000 and classified as held-to-maturity was sold as a result of a limited opportunity to divest in this issuer, which had filed bankruptcy in 2008. United realized a gain of $1,238,000 on the sale of the bond. Gains or losses on calls and sales of held to maturity securities are recognized by the specific identification method.

| | Year Ended | | |
|---|---|---|---|
| (In thousands) | **2010** | **2009** | **2008** |
| Gross realized gains | 1,297 | 129 | 38 |
| Gross realized losses | 39 | 45 | 124 |

The amortized cost and estimated fair value of debt securities held to maturity at December 31, 2010 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturities of mortgage-backed securities with an amortized cost of $94,000 and an estimated fair value of $107,000 at December 31, 2010 are included below based upon contractual maturity.

| (In thousands) | **Amortized Cost** | **Estimated Fair Value** |
|---|---|---|
| Due in one year or less | $ 1,962 | $ 1,981 |
| Due after one year through five years | 5,048 | 5,168 |
| Due after five years through ten years | 20,513 | 22,628 |
| Due after ten years | 39,513 | 32,538 |
| Total | $ 67,036 | $ 62,315 |

The carrying value of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law, approximated $586,510,000 and $734,403,000 at December 31, 2010 and 2009, respectively.

The fair value of mortgage-backed securities is affected by changes in interest rates and prepayment speed. When interest rates decline, prepayment speeds generally accelerate due to homeowners refinancing their mortgages at lower interest rates. This may result in the proceeds being reinvested at lower interest rates. Rising interest rates may decrease the assumed prepayment speed. Slower prepayment speeds may extend the maturity of the security beyond its estimated maturity. Therefore, investors may not be able to invest at current higher market rates due to the extended expected maturity of the security. United had net unrealized gains of $11,377,000 and $7,301,000 at December 31, 2010 and 2009, respectively, on all mortgage-backed securities.

The following table sets forth the maturities of all securities (based on amortized cost) at December 31, 2010, and the weighted-average yields of such securities (calculated on the basis of the cost and the effective yields weighted for the scheduled maturity of each security).

| | Within 1 Year | | After 1 But Within 5 Years | | After 5 But Within 10 Years | | After 10 Years | |
|---|---|---|---|---|---|---|---|---|
| | Amount | Yield | Amount | Yield | Amount | Yield | Amount | Yield |
| | (Dollars in thousands) | | | | | | | |
| U.S. Treasury and other U.S. Government agencies and corporations | $ 103,851 | 0.15% | --- | --- | $ 11,200 | 5.65% | --- | --- |
| States and political subdivisions (1) | 2,552 | 6.96% | $28,898 | 5.89% | 45,935 | 6.42% | $ 24,704 | 7.04% |
| Residential mortgage-backed securities | | | | | | | | |
| Agency | 2,977 | 5.17% | 16,281 | 4.92% | 80,130 | 4.47% | 209,304 | 5.02% |
| Non-agency | --- | --- | 3,718 | 5.46% | 29,798 | 4.97% | 44,010 | 5.64% |
| Trust preferred collateralized debt obligations | --- | --- | --- | --- | --- | --- | 124,632 | 3.65% |
| Single issue trust preferred securities | --- | --- | --- | --- | --- | --- | 47,716 | 4.22% |
| Marketable equity securities | --- | --- | --- | --- | --- | --- | 5,795 | 1.58% |
| Other Corporate securities | --- | --- | 1,000 | --- | 2,000 | --- | 332 | --- |

(1) Tax-equivalent adjustments (using a 35% federal rate) have been made in calculating yields on obligations of states and political subdivisions.

There are no securities with a single issuer, other than the U.S. government and its agencies and corporations, the book value of which in the aggregate exceeds 10% of United's total shareholders' equity.

## NOTE D--LOANS

Major classes of loans are as follows:

| | December 31 | |
|---|---|---|
| (In thousands) | 2010 | 2009 |
| Loans held for sale | $ 6,869 | $ 5,284 |
| Commercial, financial, and agricultural | | |
| Owner-occupied (1) | $ 574,909 | $ 655,629 |
| Nonowner-occupied (1) | 1,224,481 | 1,239,404 |
| Other commercial (1) | 1,038,302 | 1,108,265 |
| Total commercial, financial & agricultural (1) | 2,837,692 | 3,003,298 |
| Residential real estate (1) | 1,700,380 | 1,859,439 |
| Construction & land development (1) | 470,934 | 559,602 |
| Consumer | 254,345 | 318,439 |
| Less: Unearned interest | (3,025) | (3,969) |
| Total Loans, net of unearned interest | $ 5,260,326 | $ 5,736,809 |

(1) Certain loan amounts were reclassified in prior years to conform with the new disclosure rules about the Credit Quality of Financing Receivables and the Allowance for Credit Losses in Accounting Standards Codification (ASC) topic 310.

At December 31, 2010 and 2009, loans-in-process of $5,126,000 and $802,000 and overdrafts from deposit accounts of $6,817,000 and $3,581,000, respectively, are included within the appropriate loan classifications above.

United's subsidiary banks have made loans, in the normal course of business, to the directors and officers of United and its subsidiaries, and to their associates. Such related party loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $92,902,000 and $91,820,000 at December 31, 2010 and 2009, respectively. During 2010, $71,778,000 of new loans were made and repayments totaled $70,696,000.

## NOTE E--CREDIT QUALITY

Management monitors the credit quality of its loans on an ongoing basis. Measurement of delinquency and past due status are based on the contractual terms of each loan.

For all loan classes, past due loans are reviewed on a monthly basis to identify loans for nonaccrual status. Generally, when collection in full of the principal and interest is jeopardized, the loan is placed on nonaccrual. The accrual of interest income on commercial and most consumer loans generally is discontinued when a loan becomes 90 to 120 days past due as to principal or interest. However, regardless of delinquency status, if a loan is fully secured and in the process of collection and resolution of collection is expected in the near term (generally less than 90 days), then the loan will not be placed on nonaccrual. When interest accruals are discontinued, unpaid interest recognized in income in the current year is reversed, and unpaid interest accrued in prior years is charged to the allowance for loan losses. United's method of income recognition for loans that are classified as nonaccrual is to recognize interest income on a cash basis or apply the cash receipt to principal when the ultimate collectibility of principal is in doubt. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest, and the loan is in the process of collection. Nonaccrual loans will not normally be returned to accrual status unless all past due principal and interest has been paid.

The following table sets forth United's age analysis of its past due loans, segregated by class of loans:

**Age Analysis of Past Due Loans**
**As of December 31, 2010**

| (In thousands) | 30-89 Days Past Due | 90 Days or more Past Due | Total Past Due | Current | Total Financing Receivables | Recorded Investment >90 Days & Accruing |
|---|---|---|---|---|---|---|
| Commercial real estate: | | | | | | |
| Owner-occupied | $ 7,525 | $ 11,570 | $ 19,095 | $ 555,814 | $ 574,909 | $ 1,481 |
| Nonowner-occupied | 12,827 | 5,014 | 17,841 | 1,206,640 | 1,224,481 | 204 |
| Other commercial | 14,687 | 8,942 | 23,629 | 1,014,673 | 1,038,302 | 841 |
| Residential real estate | 49,758 | 20,383 | 70,141 | 1,630,239 | 1,700,380 | 3,814 |
| Construction & land development | 6,803 | 20,387 | 27,190 | 443,744 | 470,934 | 254 |
| Consumer: | | | | | | |
| Bankcard | 409 | 124 | 533 | 11,492 | 12,025 | 124 |
| Other consumer | 4,660 | 811 | 5,471 | 236,849 | 242,320 | 517 |
| Total | $ 96,669 | $ 67,231 | $ 163,900 | $ 5,099,451 | $ 5,263,351 | $ 7,235 |

The following table sets forth United's nonaccrual loans, segregated by class of loans:

**Loans on Nonaccrual Status**
**As of December 31, 2010**

| (In thousands) | |
|---|---|
| Commercial real estate: | |
| Owner-occupied | $ 10,089 |
| Nonowner-occupied | 4,810 |
| Other commercial | 8,101 |
| Residential real estate | 16,569 |
| Construction & land development | 20,133 |
| Consumer: | |
| Bankcard | --- |
| Other consumer | 294 |
| Total | $ 59,996 |

United assigns credit quality indicators of pass, special mention, substandard and doubtful to its loans. For United's loans with a corporate credit exposure, United internally assigns a grade based on the creditworthiness of the borrower. For loans with a consumer credit exposure, United internally assigns a grade based upon an individual loan's delinquency status. United updates these grades on a quarterly basis.

For loans with a corporate credit exposure, special mention loans have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loans or in the Company's credit position at some future date. Borrowers may be experiencing adverse operating trends (declining revenues or margins) or an ill proportioned balance sheet (e.g., increasing inventory without an increase in sales, high leverage, tight liquidity). Adverse economic or market conditions, such as interest rate increases or the entry of a new competitor, may also support a special mention rating. Nonfinancial reasons for rating a credit exposure special mention include management problems, pending litigation, an ineffective loan agreement or other material structural weakness, and any other significant deviation from prudent lending practices. For loans with a consumer credit exposure, loans that are past due 30-89 days are considered special mention.

A substandard loan with a corporate credit exposure is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt by the borrower. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. They require more intensive supervision by management. Substandard loans are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization. Repayment may depend on collateral or other credit risk mitigants. For some substandard loans, the likelihood of full collection of interest and principal may be in doubt and thus, placed on nonaccrual. For loans with a consumer credit exposure, loans that are 90 days or more past due or that have been placed on nonaccrual are considered substandard.

A loan with corporate credit exposure is classified as doubtful if it has all the weaknesses inherent in one classified as substandard with the added characteristic that the weaknesses make collection in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. A doubtful loan has a high probability of total or substantial loss, but because of specific pending events that may strengthen the loan, its classification as loss is deferred. Doubtful borrowers are usually in default, lack adequate liquidity or capital, and lack the resources necessary to remain an operating entity. Pending events can include mergers, acquisitions, liquidations, capital injections, the perfection of liens on additional collateral, the valuation of collateral, and refinancing. Generally, there are not any loans with a consumer credit exposure that are classified as doubtful. Usually, they are charged-off prior to such a classification. Loans classified as doubtful are also considered impaired.

The following tables set forth United's credit quality indicators information, by class of loans:

**Credit Quality Indicators**
**As of December 31, 2010**

| Corporate Credit Exposure | | | | |
|---|---|---|---|---|
| | Commercial Real Estate | | | |
| (In thousands) | Owner-occupied | Nonowner-occupied | Other Commercial | Construction & Land Development |
| Grade: | | | | |
| Pass | $ 502,228 | $ 1,133,186 | $ 897,196 | $ 366,358 |
| Special mention | 27,156 | 59,159 | 80,015 | 47,183 |
| Substandard | 45,525 | 32,136 | 61,083 | 51,282 |
| Doubtful | --- | --- | 8 | 6,111 |
| Total | $ 574,909 | $ 1,224,481 | $ 1,038,302 | $ 470,934 |

**Credit Quality Indicators**
**As of December 31, 2010**

| Consumer Credit Exposure | | | |
|---|---|---|---|
| (In thousands) | Residential Real Estate | Bankcard | Other Consumer |
| Grade: | | | |
| Pass | $ 1,605,589 | $ 11,492 | $ 236,888 |
| Special mention | 47,538 | 409 | 4,621 |
| Substandard | 47,008 | 124 | 811 |
| Doubtful | 245 | --- | --- |
| Total | $ 1,700,380 | $ 12,025 | $ 242,320 |

Loans are designated as impaired when, in the opinion of management, based on current information and events, the collection of principal and interest in accordance with the loan contract is doubtful. Typically, United does not consider loans for impairment unless a sustained period of delinquency (i.e. 90-plus days) is noted or there are subsequent events that impact repayment probability (i.e. negative financial trends, bankruptcy filings, eminent foreclosure proceedings, etc.). Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other loans. Consistent with United's existing method of income recognition for loans, interest on impaired loans, except those classified as nonaccrual, is recognized as income using the accrual method. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

The following table set forth United's impaired loans information, by class of loans:

**Impaired Loans**
**For the Year Ended December 31, 2010**

| (In thousands) | Recorded Investment | Unpaid Principal Balance | Related Allowance | Average Recorded Investment | Interest Income Recognized |
|---|---|---|---|---|---|
| **With no related allowance recorded:** | | | | | |
| Commercial real estate: | | | | | |
| Owner-occupied | $ 10,837 | $ 11,970 | --- | $ 4,229 | $ 323 |
| Nonowner-occupied | 3,365 | 3,579 | --- | 5,444 | 239 |
| Other commercial | 4,512 | 4,718 | --- | 5,480 | 376 |
| Residential real estate | 6,650 | 7,971 | --- | 6,742 | 301 |
| Construction & land development | 19,275 | 22,506 | --- | 14,743 | 569 |
| Consumer: | | | | | |
| Bankcard | --- | --- | --- | --- | --- |
| Other consumer | --- | --- | --- | 47 | --- |
| **With an allowance recorded:** | | | | | |
| Commercial real estate: | | | | | |
| Owner-occupied | --- | --- | --- | $ 4,462 | --- |
| Nonowner-occupied | $ 2,924 | $ 3,124 | $ 918 | 1,881 | $ 80 |
| Other commercial | 3,923 | 4,304 | 2,147 | 2,961 | 244 |
| Residential real estate | 9,195 | 10,694 | 1,920 | 5,228 | 488 |
| Construction & land development | 8,360 | 8,785 | 3,408 | 13,876 | 358 |
| Consumer: | | | | | |
| Bankcard | --- | --- | --- | --- | --- |
| Other consumer | 1,320 | 1,320 | 200 | 273 | 1 |

**Impaired Loans**
**For the Year Ended December 31, 2010**

| (In thousands) | Recorded Investment | Unpaid Principal Balance | Related Allowance | Average Recorded Investment | Interest Income Recognized |
|---|---|---|---|---|---|
| **Total:** | | | | | |
| Commercial real estate: | | | | | |
| Owner-occupied | $ 10,837 | $ 11,970 | --- | $ 8,691 | $ 323 |
| Nonowner-occupied | 6,289 | 6,703 | $ 918 | 7,325 | 319 |
| Other commercial | 8,435 | 9,022 | 2,147 | 8,441 | 620 |
| Residential real estate | 15,845 | 18,665 | 1,920 | 11,970 | 789 |
| Construction & land development | 27,635 | 31,291 | 3,408 | 28,619 | 927 |
| Consumer: | | | | | |
| Bankcard | --- | --- | --- | --- | --- |
| Other consumer | 1,320 | 1,320 | 200 | 320 | 1 |

## NOTE F--ALLOWANCE FOR CREDIT LOSSES

The allowance for loan losses is management's estimate of the probable credit losses inherent in the loan portfolio. Management's evaluation of the adequacy of the allowance for loan losses and the appropriate provision for credit losses is based upon a quarterly evaluation of the portfolio. This evaluation is inherently subjective and requires significant estimates, including the amounts and timing of estimated future cash flows, estimated losses on pools of loans based on historical loss experience, and consideration of current economic trends, all of which are susceptible to constant and significant change. Allocations are made for specific commercial loans based upon management's estimate of the borrowers' ability to repay and other factors impacting collectibility. Other commercial loans not specifically reviewed are segregated by class and allocations are made based upon historical loss percentages adjusted for current environmental factors. Allocations for loans other than commercial loans are made based upon historical loss experience adjusted for current environmental conditions. The environmental factors considered for each of the portfolios includes estimated probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet fully manifested themselves in loss allocation factors. In addition, a portion of the allowance accounts for the inherent imprecision in the allowance for credit losses analysis. During 2010, there were no material changes to the accounting policy or methodology related to the allowance for loan losses.

Loans deemed to be uncollectible are charged against the allowance for loan losses, while recoveries of previously charged-off amounts are credited to the allowance for loan losses. For commercial loans, when a loan or a portion of a loan is identified to contain a loss, a charge-off recommendation is directed to management to charge-off all or a portion of that loan. Generally, any unsecured commercial loan more than six months delinquent in payment of interest must be charged-off in full. If secured, the charge-off is generally made to reduce the loan balance to a level equal to the liquidation value of the collateral when payment of principal and interest is six months delinquent. Any commercial loan, secured or unsecured, on which a principal or interest payment has not been made within 90 days, is reviewed monthly for appropriate action.

For consumer loans, closed-end retail loans that are past due 120 cumulative days delinquent from the contractual due date and open-end loans 180 cumulative days delinquent from the contractual due date are charged-off. Any consumer loan on which a principal or interest payment has not been made within 90 days is reviewed monthly for appropriate action. For a one-to-four family open-end or closed-end residential real estate loan, home equity loan, or high-loan-to-value loan that has reached 180 or more days past due, management evaluates the collateral position and charge-offs any amount that exceeds the value of the collateral. Retail credits for which the borrower is in bankruptcy, all amounts deemed unrecoverable are charged off within 60 days of the receipt of the notification. On retail credits effected by fraud, a loan is charged-off within 90 days of the discovery of the fraud. In the event of the borrower's death and if repayment within the required timeframe is uncertain, the loan is generally charged-off as soon as the amount of the loss is determined.

United maintains an allowance for loan losses and an allowance for lending-related commitments such as unfunded loan commitments and letters of credit. The allowance for lending-related commitments of $2,006,000 and $2,157,000 at December 31, 2010 and 2009 is separately classified on the balance sheet and is included in other liabilities. The combined allowances for loan losses and lending-related commitments are referred to as the allowance for credit losses.

A progression of the allowance for credit losses, which includes the allowance for credit losses and the allowance for lending-related commitments, for the periods presented is summarized as follows:

| | Year Ended December 31 | | |
|---|---|---|---|
| (In thousands) | 2010 | 2009 | 2008 |
| Balance at beginning of period | $ 70,010 | $ 63,603 | $ 58,744 |
| Provision for credit losses | 13,773 | 46,065 | 25,155 |
| | 83,783 | 109,668 | 83,899 |
| Loans charged off | 25,762 | 41,077 | 21,198 |
| Less recoveries | 17,018 | 1,419 | 902 |
| Net charge-offs | 8,744 | 39,658 | 20,296 |
| Balance at end of period | $ 75,039 | $ 70,010 | $ 63,603 |

During the fourth quarter of 2010, United recovered funds from its insurance carrier in the amount of $15.00 million related to claims it made under its insurance policies for losses United incurred as a result of fraudulent loans in the amount of $17.55 million previously charged-off in 2009.

## NOTE G--BANK PREMISES AND EQUIPMENT AND LEASES

Bank premises and equipment are summarized as follows:

| | December 31 | |
|---|---|---|
| (In thousands) | 2010 | 2009 |
| Land | $ 17,819 | $ 17,819 |
| Buildings and improvements | 67,396 | 66,316 |
| Leasehold improvements | 17,802 | 17,683 |
| Furniture, fixtures and equipment | 31,579 | 52,265 |
| | 134,596 | 154,083 |
| Less allowance for depreciation and amortization | 79,218 | 96,556 |
| Net bank premises and equipment | $ 55,378 | $ 57,527 |

Depreciation expense was $5,231,000, $5,849,000, and $5,770,000 for years ending December 31, 2010, 2009 and 2008, respectively, while amortization expense was $103,000 in each of these respective periods.

United and certain banking subsidiaries have entered into various noncancelable-operating leases. These noncancelable operating leases are subject to renewal options under various terms and some leases provide for periodic rate adjustments based on cost-of-living index changes. Rent expense for noncancelable operating leases approximated $8,056,000, $8,178,000 and $7,889,000 for the years ended December 31, 2010, 2009 and 2008, respectively. United Bank (WV) leases one of its offices from a company that is beneficially owned by a former United director who resigned from the Board in January of 2011. United Bank (WV) also leases two additional offices from a former United director who retired from the Board in May of 2008. Rent expense incurred on these facilities was $1,029,000, $1,024,000, and $995,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more, for years subsequent to December 31, 2010, consisted of the following:

| Year (In thousands) | Amount |
|---|---|
| 2011 | $ 7,387 |
| 2012 | 6,380 |
| 2013 | 4,966 |
| 2014 | 4,085 |
| 2015 | 2,600 |
| Thereafter | 5,785 |
| Total minimum lease payments | $ 31,203 |

## NOTE H--GOODWILL AND OTHER INTANGIBLES

The following is a summary of intangible assets subject to amortization and those not subject to amortization:

| (In thousands) | As of December 31, 2010 | | |
|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Amortized intangible assets: | | | |
| Core deposit intangible assets | $ 30,995 | $ (28,055) | $ 2,940 |
| Goodwill not subject to amortization | | | $ 311,765 |

| | As of December 31, 2009 | | |
|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Amortized intangible assets: | | | |
| Core deposit intangible assets | $ 30,995 | $ (26,172) | $ 4,823 |
| Goodwill not subject to amortization | | | $ 312,069 |

The following table sets forth the anticipated amortization expense for intangible assets for the years subsequent to 2010:

| Year (In thousands) | Amount |
|---|---|
| 2011 | $ 1,362 |
| 2012 | 915 |
| 2013 | 467 |
| 2014 | 196 |
| 2015 and thereafter | --- |

## NOTE I--DEPOSITS

The book value of deposits consisted of the following:

| (Dollars in thousands) | December 31 | |
|---|---|---|
| | 2010 | 2009 |
| Demand deposits | $ 657,395 | $ 575,501 |
| Interest-bearing checking | 290,153 | 257,654 |
| Regular savings | 388,332 | 348,982 |
| Money market accounts | 2,234,252 | 2,053,829 |
| Time deposits under $100,000 | 1,153,337 | 1,409,137 |
| Time deposits over $100,000 | 990,065 | 1,325,997 |
| Total deposits | $ 5,713,534 | $ 5,971,100 |

Interest paid on deposits approximated $58,779,000, $88,576,000 and $127,412,000 in 2010, 2009 and 2008, respectively.

United's subsidiary banks have received deposits, in the normal course of business, from the directors and officers of United and its subsidiaries, and their associates. Such related party deposits were accepted on substantially the same terms, including interest rates and maturities, as those prevailing at the time for comparable transactions with unrelated persons. The aggregate dollar amount of these deposits was $141,923,000 and $158,882,000 at December 31, 2010 and 2009, respectively.

## NOTE J--SHORT-TERM BORROWINGS

At December 31, 2010 and 2009, short-term borrowings and the related weighted-average interest rates were as follows:

| (Dollars in thousands) | 2010 | | 2009 | |
|---|---|---|---|---|
| | Amount | Weighted-Average Rate | Amount | Weighted-Average Rate |
| Federal funds purchased | $ 8,542 | 0.20% | $ 7,835 | 0.20% |
| Securities sold under agreements to repurchase | 183,097 | 0.04% | 211,659 | 0.04% |
| TT&L note option | 1,575 | --- | 3,450 | --- |
| Total | $ 193,214 | | $ 222,944 | |

Federal funds purchased and securities sold under agreements to repurchase have been a significant source of funds for the company. United has various unused lines of credit available from certain of its correspondent banks in the aggregate amount of $285,000,000. These lines of credit, which bear interest at prevailing market rates, permit United to borrow funds in the overnight market, and are renewable annually subject to certain conditions.

The following table shows the distribution of United's federal funds purchased and securities sold under agreements to repurchase and the weighted-average interest rates thereon at the end of each of the last three years. Also provided are the maximum amount of borrowings and the average amounts of borrowings as well as weighted-average interest rates for the last three years.

| (Dollars in thousands) | Federal Funds Purchased | Securities Sold Under Agreements To Repurchase |
|---|---|---|
| At December 31: | | |
| 2010 | $ 8,542 | $ 183,097 |
| 2009 | 7,835 | 211,659 |
| 2008 | 128,185 | 434,425 |
| Weighted-average interest rate at year-end: | | |
| 2010 | 0.2% | --- |
| 2009 | 0.2% | --- |
| 2008 | 0.3% | 0.1% |
| Maximum amount outstanding at any month's end: | | |
| 2010 | $ 25,325 | $ 305,658 |
| 2009 | 207,680 | 367,887 |
| 2008 | 128,185 | 572,007 |

| (Dollars in thousands) | Federal Funds Purchased | Securities Sold Under Agreements To Repurchase |
|---|---|---|
| Average amount outstanding during the year: | | |
| 2010 | $ 15,871 | $ 269,142 |
| 2009 | 89,109 | 329,905 |
| 2008 | 104,919 | 535,125 |
| Weighted-average interest rate during the year: | | |
| 2010 | 0.2% | --- |
| 2009 | 0.4% | --- |
| 2008 | 2.1% | 1.4% |

At December 31, 2010, repurchase agreements included $183,080,000 in overnight accounts. The remaining balance principally consists of agreements having maturities less than one year. The rates offered on these funds vary according to movements in the federal funds and short-term investment market rates.

United has a $10,000,000 line of credit with an unrelated financial institution to provide for general liquidity needs. The line is an unsecured, revolving line of credit. The line is renewable on a 360 day basis and carries an indexed, floating-rate of interest. The line requires compliance with various financial and nonfinancial covenants. United previously had an additional line of credit in the amount of $30,000,000 with another unrelated financial institution at December 31, 2009. However, United chose to terminate this line due to the lack of use and associated fee structure. At December 31, 2010 and 2009, United had no outstanding balance under either of these lines of credit.

United Bank (VA) participates in the Treasury Investment Program (TT&L), which is essentially the U.S. Treasury's savings account for companies depositing employment and other tax payments. The bank holds the funds in an open-ended, interest-bearing note until the Treasury withdraws or "calls" the funds. A maximum note balance is established that must be collateralized at all times. All tax deposits or portions of the tax deposits up to the maximum balance are generally available as a source of short-term investment funding. As of December 31, 2010, United Bank (VA) had an outstanding balance of $1,575,000 and had additional funding available of $3,425,000.

Interest paid on short-term borrowings approximated $2,000, $767,000 and $15,316,000 in 2010, 2009 and 2008, respectively.

## NOTE K--LONG-TERM BORROWINGS

United's subsidiary banks are members of the Federal Home Loan Bank (FHLB). Membership in the FHLB makes available short-term and long-term borrowings from collateralized advances. All FHLB borrowings are collateralized by a mix of single-family residential mortgage loans, commercial loans and investment securities. At December 31, 2010, the total carrying value of loans pledged as collateral for FHLB advances approximated $2,529,129,000. United had an unused borrowing amount as of December 31, 2010 of approximately $1,784,725,000 available subject to delivery of collateral after certain trigger points. Advances may be called by the FHLB or redeemed by United based on predefined factors and penalties.

At December 31, 2010 and 2009, FHLB advances and the related weighted-average interest rates were as follows:

| (Dollars in thousands) | 2010 | | | 2009 | | |
|---|---|---|---|---|---|---|
| | Amount | Weighted-Average Contractual Rate | Weighted-Average Effective Rate | Amount | Weighted-Average Contractual Rate | Weighted-Average Effective Rate |
| FHLB advances | $ 202,181 | 4.06% | 4.06% | $ 587,213 | 2.52% | 2.52% |

No overnight funds were included in the $202,181,000 and $587,213,000 above at December 31, 2010 and 2009, respectively. The weighted-average effective rate considers the effect of any interest rate swaps designated as fair value hedges outstanding at year-end 2010 and 2009 to manage interest rate risk on its long-term debt. Additional information is provided in Note P, Notes to Consolidated Financial Statements.

At December 31, 2010, United had a total of ten statutory business trusts that were formed for the purpose of issuing or participating in pools of trust preferred capital securities (Capital Securities) with the proceeds invested in junior subordinated debt securities (Debentures) of United. The Debentures, which are subordinate and junior in right of payment to all present and future senior indebtedness and certain other financial obligations of United, are the sole assets of the trusts and United's payment under the Debentures is the sole source of revenue for the trusts. At December 31, 2010 and 2009, the outstanding balance of the Debentures was $184,277,000 and $184,722,000, respectively, and was included in the category of long-term debt on the Consolidated Balance Sheets entitled "Other long-term borrowings." The Capital Securities are not included as a component of shareholders' equity in the Consolidated Balance Sheets. United fully and unconditionally guarantees each individual trust's obligations under the Capital Securities.

Under the provisions of the subordinated debt, United has the right to defer payment of interest on the subordinated debt at any time, or from time to time, for periods not exceeding five years. If interest payments on the subordinated debt are deferred, the dividends on the Capital Securities are also deferred. Interest on the subordinated debt is cumulative.

The Trust Preferred Securities currently qualify as Tier 1 regulatory capital of United for regulatory purposes. In 2005, the banking regulatory agencies issued guidance, which did not change the regulatory capital treatment for the Trust Preferred Securities.

Information related to United's statutory trusts is presented in the table below:

| Description | Issuance Date | Amount of Capital Securities Issued | Interest Rate | Maturity Date |
|---|---|---|---|---|
| (Dollars in thousands) | | | | |
| Century Trust | March 23, 2000 | $ 8,800 | 10.875% Fixed | March 8, 2030 |
| Sequoia Trust I | March 28, 2001 | $ 7,000 | 10.18% Fixed | June 8, 2031 |
| United Statutory Trust III | December 17, 2003 | $ 20,000 | 3-month LIBOR + 2.85% | December 17, 2033 |
| United Statutory Trust IV | December 19, 2003 | $ 25,000 | 3-month LIBOR + 2.85% | January 23, 2034 |
| United Statutory Trust V | July 12, 2007 | $ 50,000 | 6.67% Fixed, until October 2012 | October 1,2037 |
| United Statutory Trust VI | September 20, 2007 | $ 30,000 | 6.60% Fixed, until October 2012 | December 15, 2037 |
| Premier Statutory Trust II | September 25, 2003 | $ 6,000 | 3-month LIBOR + 3.10% | October 8, 2033 |
| Premier Statutory Trust III | May 16, 2005 | $ 8,000 | 3-month LIBOR + 1.74% | June 15, 2035 |
| Premier Statutory Trust IV | June 20, 2006 | $ 14,000 | 3-month LIBOR + 1.55% | September 23, 2036 |
| Premier Statutory Trust V | December 14, 2006 | $ 10,000 | 6.62% Fixed, until March 2012 | March 1, 2037 |

At December 31, 2010 and 2009, the Debentures and their related weighted-average interest rates were as follows:

| (Dollars in thousands) | 2010 | | 2009 | |
|---|---|---|---|---|
| | Amount | Weighted-Average Rate | Amount | Weighted-Average Rate |
| Century Trust | $ 8,800 | 10.88% | $ 8,800 | 10.88% |
| Sequoia Trust I | 7,432 | 10.18% | 7,942 | 10.18% |
| United Statutory Trust III | 20,619 | 3.15% | 20,619 | 3.10% |
| United Statutory Trust IV | 25,774 | 3.14% | 25,774 | 3.13% |
| United Statutory Trust V | 51,547 | 6.67% | 51,547 | 6.67% |
| United Statutory Trust VI | 30,928 | 6.60% | 30,928 | 6.60% |
| Premier Statutory Trust II | 6,186 | 3.39% | 6,121 | 3.38% |
| Premier Statutory Trust III | 8,248 | 2.04% | 8,248 | 1.99% |
| Premier Statutory Trust IV | 14,433 | 1.85% | 14,433 | 1.80% |
| Premier Statutory Trust V | 10,310 | 6.62% | 10,310 | 6.62% |
| Total | $ 184,277 | | $ 184,722 | |

At December 31, 2010, the scheduled maturities of long-term borrowings were as follows:

| Year<br>(In thousands) | Amount |
|---|---|
| 2011 | $ 60,212 |
| 2012 | 55,000 |
| 2013 | 29,341 |
| 2014 | 26,664 |
| 2015 and thereafter | 215,241 |
| Total | $ 386,458 |

Interest paid on long-term borrowings approximated $29,990,000, $37,094,000 and $38,049,000 in 2010, 2009 and 2008, respectively.

## NOTE L--INCOME TAXES

The income tax provisions included in the consolidated statements of income are summarized as follows:

| (In thousands) | Year Ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Current expense: | | | |
| Federal | $ 24,904 | $ 17,222 | $ 35,800 |
| State | 971 | 354 | 1,292 |
| Deferred expense (benefit): | | | |
| Federal and State | 6,582 | (6,625) | (179) |
| Total income taxes | $ 32,457 | $ 10,951 | $ 36,913 |

The following is a reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate to income before income taxes.

| (Dollars in thousands) | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| | Amount | % | Amount | % | Amount | % |
| Tax on income before taxes at statutory federal rate | $ 36,542 | 35.0% | $ 27,387 | 35.0% | $ 43,354 | 35.0% |
| Plus: State income taxes net of federal tax benefits | 631 | 0.6 | 230 | 0.3 | 840 | 0.7 |
| | 37,173 | 35.6 | 27,617 | 35.3 | 44,194 | 35.7 |
| Increase (decrease) resulting from: | | | | | | |
| Tax-exempt interest income | (3,711) | (3.6) | (3,885) | (5.0) | (4,171) | (3.4) |
| Tax reserve adjustment | (718) | (0.7) | (4,685) | (6.0) | (1,023) | (0.8) |
| Reversal of net operating loss valuation allowance | --- | --- | (7,978) | (10.2) | --- | --- |
| Other items-net | (287) | (0.3) | (118) | (0.1) | (2,087) | (1.7) |
| Income taxes | $ 32,457 | 31.0% | $ 10,951 | 14.0% | $ 36,913 | 29.8% |

For years ended 2010, 2009 and 2008, United incurred federal income tax expense applicable to the sales and calls of securities of $702,000, $110,000 and $375,000, respectively. Income taxes paid approximated $22,699,000, $22,152,000 and $34,208,000 in 2010, 2009 and 2008, respectively. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Taxes not on income, which consists mainly of business franchise taxes, were $4,107,000, $4,252,000 and $4,382,000 for the years ended December 31, 2010, 2009 and 2008, respectively. These amounts are recorded in other expense in the Consolidated Statements of Income.

Significant components of United's deferred tax assets and liabilities (included in other assets in the Consolidated Balance Sheets) at December 31, 2010 and 2009 are as follows:

| (In thousands) | 2010 | 2009 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for credit losses | $ 28,587 | $ 26,727 |
| Other accrued liabilities | 134 | 134 |
| Unrecognized components of net periodic pension costs | 12,591 | 13,006 |
| Unrealized loss on cash flow hedge | --- | 2,691 |
| Unrealized loss on securities available for sale | 22,628 | 23,812 |
| Net operating loss | 4,563 | 6,443 |
| Other | --- | 2,072 |
| Total deferred tax assets | 68,503 | 74,885 |
| Deferred tax liabilities: | | |
| Purchase accounting intangibles | 6,146 | 6,303 |
| Deferred mortgage points | 1,417 | 1,368 |
| Accrued benefits payable | 16,648 | 11,728 |
| Premises and equipment | 742 | 1,548 |
| Other | 485 | --- |
| Total deferred tax liabilities | 25,438 | 20,947 |
| Net deferred tax assets | $ 43,065 | $ 53,938 |

At December 31, 2010, United had state net operating loss carryforwards of approximately $86 million that are subject to limitation imposed by tax laws and, if not used, will expire from 2025 to 2028.

In accordance with ASC topic 740, "Income Taxes," United records a liability for uncertain income tax positions based on a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken on a tax return, in order for those tax positions to be recognized in the financial statements.

Below is a reconciliation of the total amounts of unrecognized tax benefits:

| | December 31 | |
|---|---|---|
| (In thousands) | 2010 | 2009 |
| Unrecognized tax benefits at beginning of year | $ 1,118 | $ 7,321 |
| Increase (Decrease) in unrecognized tax benefits as a result of tax positions settled during the current period | 144 | (5,744) |
| Decreases in the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations | (291) | (459) |
| Unrecognized tax benefits at end of year | $ 971 | $ 1,118 |

The entire amount of unrecognized tax benefits, if recognized, would impact United's effective tax rate. Over the next 12 months, the statute of limitations will close on certain income tax returns. However, at this time, United cannot reasonably estimate the amount of tax benefits it may recognize over the next 12 months.

United is currently open to audit under the statute of limitations by the Internal Revenue Service and State Taxing authorities for the years ended December 31, 2007 through 2009. Late in the first quarter of 2009, the State of West Virginia finalized its tax exam for the years ended December 31, 2005 through 2007. In accordance with ASC topic 740, at the close of the examination, United recognized a benefit associated with net operating loss carryforwards, coupled with a positive adjustment to income tax expense due to settlement of previously uncertain tax positions. The income tax benefit recorded in the first quarter of 2009 related to these two events was $11,507,000.

As of December 31, 2010 and 2009, the total amount of accrued interest related to uncertain tax positions was $182,000 and $490,000, respectively. United accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes. No interest or penalties were recognized in the results or operations for the years of 2010, 2009 and 2008.

## NOTE M--EMPLOYEE BENEFIT PLANS

United has a defined benefit retirement plan covering substantially all employees. Pension benefits are based on years of service and the average of the employee's highest five consecutive plan years of basic compensation paid during the ten plan years preceding the date of determination. Contributions by United are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

In September of 2007, after a recommendation by United's Pension Committee and approval by United's Board of Directors, the United Bankshares, Inc. Pension Plan (the Plan) was amended to change the participation rules. The decision to change the participation rules for the Plan followed current industry trends, as many large and medium size companies have taken similar steps. The amendment provided that employees hired on or after October 1, 2007, will not be eligible to participate in the Plan. However, new employees will continue to be eligible to participate in United's Savings and Stock Investment 401(k) plan. This change had no impact on current employees hired prior to October 1, 2007 as they will continue to participate in the Plan, with no change in benefit provisions, and will continue to be eligible to participate in United's Savings and Stock Investment 401(k) Plan.

Included in accumulated other comprehensive income at December 31, 2010 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service costs of $5,000 ($3,000 net of tax) and unrecognized actuarial losses of $31,773,000 ($19,064,000 net of tax). The amortization of these items expected to be recognized in net periodic pension cost during the fiscal year ended December 31, 2011 is $1,000 ($1,000 net of tax), and $2,280,000

($1,368,000 net of tax), respectively.

Net consolidated periodic pension cost included the following components:

| (Dollars in thousands) | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Service cost | $ 2,127 | $ 2,337 | $ 2,165 |
| Interest cost | 4,291 | 4,129 | 3,721 |
| Expected return on plan assets | (7,138) | (5,328) | (7,691) |
| Amortization of transition asset | (131) | (175) | (175) |
| Recognized net actuarial loss | 2,317 | 3,506 | 192 |
| Amortization of prior service cost | 1 | 1 | 1 |
| Net periodic pension cost | $ 1,467 | $ 4,470 | $ (1,787) |
| **Weighted-Average Assumptions:** | | | |
| Discount rate | 6.25% | 6.25% | 6.25% |
| Expected return on assets | 8.00% | 8.00% | 8.50% |
| Rate of Compensation Increase (prior to age 45) | 3.75% | 4.75% | 4.75% |
| Rate of Compensation Increase (otherwise) | 2.75% | 3.25% | 3.25% |

The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of plan assets for the year ended December 31, 2010 and the accumulated benefit obligation at December 31, 2009 is as follows:

| (Dollars in thousands) | December 31, | |
|---|---|---|
| **Change in Projected Benefit Obligation** | 2010 | 2009 |
| Projected Benefit Obligation at the Beginning of the Year | $ 70,136 | $ 65,208 |
| Service Cost | 2,127 | 2,337 |
| Interest Cost | 4,291 | 4,129 |
| Actuarial (Gain) Loss | 5,142 | 554 |
| Benefits Paid | (2,140) | (2,092) |
| Projected Benefit at the End of the Year | $ 79,556 | $ 70,136 |
| Accumulated Benefit Obligation at the End of the Year | $ 72,577 | $ 63,324 |
| **Change in Plan Assets** | | |
| Fair Value of Plan Assets at the Beginning of the Year | $ 87,507 | $ 67,583 |
| Actual Return on Plan Assets | 11,037 | 11,016 |
| Benefits Paid | (2,140) | (2,092) |
| Employer Contributions | 9,100 | 11,000 |
| Fair value of plan assets at end of year | $105,504 | $ 87,507 |
| **Net Amount Recognized** | | |
| Funded Status | $ 25,949 | $ 17,371 |
| Unrecognized Transition Asset | --- | (131) |
| Unrecognized Prior Service Cost | 5 | 5 |
| Unrecognized Net Loss | 31,773 | 32,848 |
| Net Amount Recognized | $ 57,727 | $ 50,093 |
| **Weighted-Average Assumptions at the End of the Year** | | |
| Discount Rate | 5.75% | 6.25% |
| Rate of Compensation Increase (prior to age 45) | 3.75% | 3.75% |
| Rate of Compensation Increase (otherwise) | 2.75% | 2.75% |

Asset allocation for the defined benefit pension plan as of the measurement date, by asset category, is as follows:

| Plan Assets | Target Allocation 2011 | Allowable Allocation Range | Percentage of Plan Assets at December 31, 2010 | Percentage of Plan Assets at December 31, 2009 |
|---|---|---|---|---|
| Equity Securities | 70% | 50-80% | 59% | 60% |
| Debt Securities | 25% | 20-40% | 34% | 35% |
| Other | 5% | 3-10% | 7% | 5% |
| Total | | | 100% | 100% |

Equity securities include United common stock in the amounts of $3,090,000 (3%) at December 31, 2010 and $2,113,000 (4%) at December 31, 2009.

The policy, as established by the Pension Committee, primarily consisting of United's Executive Management, is to invest assets based upon the target allocations stated above. The assets are reallocated periodically to meet the above target allocations. The investment policy is reviewed at least annually, subject to the approval of the Pension Committee, to determine if the policy should be changed. Prohibited investments include, but are not limited to, futures contracts, private placements, uncovered options, real estate, the use of margin, short sales, derivatives for speculative purposes, and other investments that are speculative in nature. In order to achieve a prudent level of portfolio diversification, the securities of any one company are not to exceed 10% of the total plan assets, and no more than the 15% of total plan assets is to be invested in any one industry (other than securities of U.S. Government or Agencies). Additionally, no more than 15% of the plan assets is to be invested in foreign securities, both equity and fixed. The expected long-term rate of return for the plan's total assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation for each class.

At December 31, 2010, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

| Year | Amount |
|---|---|
| (In thousands) | |
| 2011 | $ 2,656 |
| 2012 | 2,942 |
| 2013 | 3,320 |
| 2014 | 3,691 |
| 2015 | 3,978 |
| 2016 through 2020 | 24,504 |

During the third quarter of 2010, United contributed to the plan $9.10 million. For 2011, no contributions to the plan will be required by funding regulations or law. However, United may make a discretionary contribution in 2011, the amount of which cannot be reasonably estimated at this time.

In accordance with ASC topic 715 and using the guidance contained in ASC topic 820, the following is a description of the valuation methodologies used to measure the plan assets at fair value.

Cash and Cash Equivalents: These underlying assets of are highly liquid U.S. government obligations. The fair value of cash and cash equivalents approximates cost (Level 1).

Debt Securities: These securities of the U.S. Government, municipalities, private issuers and corporations are valued at the closing price reported in the active market in which the individual security is traded (Level 1).

Common and Preferred Stock: Theses securities are valued at the closing price on the respective stock exchange (Level 1).

Mutual Funds: Generally, these securities are valued at the closing price reported in the active market in which the individual mutual fund is traded (Level 1). However, certain funds are valued by the fund administrator using pricing models that considers observable market data (Level 2).

The following tables present the balances of the plan assets, by fair value hierarchy level, as of December 31, 2010 and 2009:

| (In thousands) | | Fair Value Measurements at December 31, 2010 Using | | |
|---|---|---|---|---|
| Description | Balance as of December 31, 2010 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Cash and Cash equivalents | $ 6,497 | $ 6,497 | --- | --- |
| Fixed Income Securities: | | | | |
| Mortgage backed securities | 458 | 458 | --- | --- |
| Collateralized mortgage obligations | 413 | 413 | --- | --- |
| Municipal obligations | 815 | 815 | --- | --- |
| Corporate bonds | 4,257 | 4,257 | --- | --- |
| Fixed Income Mutual Funds: | | | | |
| Fixed income - general | 7,412 | 7,412 | --- | --- |
| Domestic | 16,174 | 16,174 | --- | --- |
| Alternative | 6,598 | 6,598 | --- | --- |
| Equity Securities: | | | | |
| Preferred stock | 185 | 185 | --- | --- |
| Common stock | 22,763 | 22,763 | --- | --- |
| Equity Mutual Funds: | | | | |
| Global equity | 3,879 | 3,879 | --- | --- |
| Domestic equity large cap | 4,641 | 4,641 | --- | --- |
| Domestic equity small cap | 11,018 | 11,018 | --- | --- |
| International emerging equity | 7,578 | 7,578 | --- | --- |
| International equity developed | 7,700 | 7,700 | --- | --- |
| Alternative equity | 4,223 | 4,223 | --- | --- |
| Other Assets: | | | | |
| Partnerships | 893 | --- | $ 893 | --- |
| Total | $ 105,504 | $ 104,611 | $ 893 | --- |

| (In thousands) | | Fair Value Measurements at December 31, 2009 Using | | |
|---|---|---|---|---|
| Description | Balance as of December 31, 2009 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Cash and Cash equivalents | $ 4,200 | $ 4,200 | --- | --- |
| Fixed Income Securities: | | | | |
| U.S. Government obligations | 244 | 244 | --- | --- |
| Mortgage backed securities | 662 | 662 | --- | --- |
| Collateralized mortgage obligations | 1,524 | 1,524 | --- | --- |
| Municipal obligations | 640 | 640 | --- | --- |
| Corporate bonds | 4,524 | 4,524 | --- | --- |
| Fixed Income Mutual Funds: | | | | |

| (In thousands)<br><br>Description | Balance as of December 31, 2009 | Fair Value Measurements at December 31, 2009 Using<br>Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Unclassified | 1,989 | 1,989 | --- | --- |
| Financials | 6,678 | --- | $ 6,678 | --- |
| Fixed income - general | 2,074 | 2,074 | --- | --- |
| Domestic | 9,243 | 9,243 | --- | --- |
| Alternative | 3,376 | 3,376 | --- | --- |
| Equity Securities: | | | | |
| Preferred stock | 265 | 265 | --- | --- |
| Common stock | 12,390 | 12,390 | --- | --- |
| Equity Mutual Funds: | | | | |
| Unclassified | 2,222 | 2,222 | --- | --- |
| Domestic equity large cap | 14,626 | 14,626 | --- | --- |
| Domestic equity small cap | 9,043 | 9,043 | --- | --- |
| International emerging equity | 5,086 | 5,086 | --- | --- |
| International equity developed | 6,819 | 6,819 | --- | --- |
| Alternative equity | 1,902 | 1,902 | --- | --- |
| Total | $ 87,507 | $ 80,829 | $ 6,678 | --- |

Preferred stock investments are in financial institutions. Common stock investments are diversified amongst various industries with no industry representing more than 5% of the total plan assets.

The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Each employee of United, who completes ninety (90) days of qualified service, is eligible to participate in the Plan. Each participant may contribute from 1% to 100% of compensation to his/her account, subject to Internal Revenue Service maximum deferral limits. Prior to December 31, 2008, after one year of eligible service, United matched 100% of the first 2% of salary deferred and 25% of the second 2% of salary deferred with United stock. Beginning January 1, 2009, United matched 100% of the first 3% of salary deferred and 25% of the next 1% of salary deferred with United stock. Vesting is 100% for employee deferrals and the company match at the time the employee makes his/her deferral. United's expense relating to the Plan approximated $1,212,000, $1,180,000 and $956,000 in 2010, 2009 and 2008, respectively.

The assets of United's defined benefit plan and 401(k) Plan each include investments in United common stock. At December 31, 2010 and 2009, the combined plan assets included 829,295 and 826,752 shares, respectively, of United common stock with an approximate fair value of $24,215,000 and $16,510,000, respectively. Dividends paid on United common stock held by the plans approximated $991,000, $895,000 and $863,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

United has certain other supplemental deferred compensation plans covering various key employees. Periodic charges are made to operations so that the liability due each employee is fully recorded as of the date of their retirement. Amounts charged to expense have not been significant in any year.

## NOTE N--STOCK BASED COMPENSATION

On March 20, 2006, United's Board of Directors approved the adoption of the 2006 Stock Option Plan, which was subsequently approved by United's shareholders at its Annual Meeting on May 15, 2006. The 2006 Stock Option Plan became effective at the time of the shareholders' approval. A total of 1,500,000 shares of United's authorized but unissued common stock are allocated for the 2006 Stock Option Plan. Each plan year, 400,000 options will be available for award to eligible employees; however, not all 400,000 options are required to be awarded in that year. All options granted under the 2006 Stock Option Plan will be non-statutory stock options (NSOs), i.e. options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code. Subject to certain change in control provisions, recipients of options will be fully vested in and permitted to exercise options granted under the 2006 Stock Option Plan three years from the grant date. As of December 31, 2010, 576,350 shares have been granted under the 2006 Stock Option Plan resulting in the recognition of compensation expense of $1,050,000 and $484,000 in the years of 2010 and 2009, respectively, which was included in employee compensation in the Consolidated Statement of Income. A Form S-8 was filed on October 25, 2006 with the Securities and Exchange Commission to register all the shares available for the 2006 Stock Option Plan.

United currently has options outstanding from various option plans other than the 2006 Stock Option Plan (the Prior Plans); however, no common shares of United stock are available for grants under the Prior Plans as these plans have expired. Awards outstanding under the Prior Plans will remain in effect in accordance with their respective terms. The maximum term for options granted under the plans is ten (10) years.

The fair value of the options for 2010 was estimated at the date of grant using a binomial lattice option pricing model with the following weighted-average assumptions: risk-free interest rates of 2.64%; dividend yield of 3.00%; volatility factors of the expected market price of United's common stock of 0.3637; and a weighted-average expected option life of 5.69 years, respectively. The estimated fair value of the options at the date of grant was $6.25 for the options granted during 2010. ASC topic 718, "Compensation – Stock Compensation" defines a lattice model as a model that produces an estimated fair value based on the assumed changes in prices of a financial instrument over successive periods of time. A binomial lattice model assumes at least two price movements are possible in each period of time.

A summary of option activity under the Plans as of December 31, 2010, and the changes during the year of 2010 are presented below:

| (Dollars in thousands, except per share data) | Year ended December 31, 2010 | | | |
|---|---|---|---|---|
| | | | Weighted Average | |
| | Shares | Aggregate Intrinsic Value | Remaining Contractual Term (Yrs.) | Exercise Price |
| Outstanding at January 1, 2010 | 1,490,302 | | | $ 28.99 |
| Granted | 321,800 | | | 22.31 |
| Exercised | 164,341 | | | 16.60 |
| Forfeited or expired | 50,729 | | | 29.18 |
| Outstanding at December 31, 2010 | 1,597,032 | $ 4,306 | 4.8 | $ 28.91 |
| Exercisable at December 31, 2010 | 1,285,232 | $ 2,158 | 3.7 | $ 30.52 |

The following table summarizes the status of United's nonvested awards for the year ended December 31, 2010:

| | Shares | Weighted-Average Grant Date Fair Value Per Share |
|---|---|---|
| Nonvested at January 1, 2010 | 220,300 | $ 7.06 |
| Granted | 321,800 | 6.25 |
| Vested | 209,800 | 7.06 |
| Forfeited or expired | 20,500 | 6.66 |
| Nonvested at December 31, 2010 | 311,800 | $ 6.25 |

As of December 31, 2010, the total unrecognized compensation cost related to nonvested awards was $1,257,000 with a weighted-average expense recognition period of 2.08 years. The total fair value of awards vested during the year ended December 31, 2010, was $1,481,000.

Cash received from options exercised under the Plans for the years ended December 31, 2010, 2009 and 2008 was $2,492,000, $724,000, and $2,223,000, respectively. During 2010 and 2009, 164,341 and 79,323 shares, respectively, were issued in connection with stock option exercises. All shares issued in connection with stock option exercises were issued from available treasury stock for 2010 and 2009. The weighted-average grant-date fair value of options granted in the year of 2010 was $6.25. No options were granted in the year of 2009. The weighted-average grant-date fair value of options granted in the year of 2008 was $7.25. The total intrinsic value of options exercised under the Plans during the years ended December 31, 2010, 2009, and 2008 was $1,856,000, $800,000, and $1,649,000, respectively.

The Statement of Cash Flows topic of the FASB Accounting Standards Codification requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under previous standards. This requirement reduces net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those amounts will be in the future (because they depend on, among other things, the date employees exercise stock options), United recognized cash flows from financing activities of $459,000, $273,000 and $654,000 from excess tax benefits related to share-based compensation for the year of 2010, 2009 and 2008, respectively.

## NOTE O--COMMITMENTS AND CONTINGENT LIABILITIES

United is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to alter its own exposure to fluctuations in interest rates. These financial instruments include loan commitments, standby letters of credit, and interest rate swap agreements. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

United's maximum exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for the loan commitments and standby letters of credit is the contractual or notional amount of those instruments. United uses the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Collateral may be obtained, if deemed necessary, based on management's credit evaluation of the counterparty.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily, and historically do not, represent future cash requirements. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation of the counterparty. United had approximately $1,562,371,000 and $1,726,341,000 of loan commitments outstanding as of December 31, 2010 and 2009, respectively, substantially all of which contractually expire within one year.

Commercial and standby letters of credit are agreements used by United's customers as a means of improving their credit standing in their dealings with others. Under these agreements, United guarantees certain financial commitments of its customers. A commercial letter of credit is issued specifically to facilitate trade or commerce. Typically, under the terms of a commercial letter of credit, a commitment is drawn upon when the underlying transaction is consummated as intended between the customer and a third party. United has issued commercial letters of credit of $1,469,000 and $2,121,000 as of December 31, 2010 and 2009, respectively. A standby letter of credit is generally contingent upon the failure of a customer to perform according to the terms of an underlying contract with a third party. United has issued standby letters of credit of $117,705,000 and $117,729,000 as of December 31, 2010 and 2009, respectively. In accordance with the Contingencies Topic of the FASB Accounting Standards Codification, United has determined that substantially all of its letters of credit are renewed on an annual basis and the fees associated with these letters of credit are immaterial.

In the normal course of business, United and its subsidiaries are currently involved in various legal proceedings. Management is vigorously pursuing all its legal and factual defenses and, after consultation with legal counsel, believes that all such litigation will be resolved with no material effect on United's financial position.

## NOTE P--DERIVATIVE FINANCIAL INSTRUMENTS

United uses derivative instruments to help aid against adverse prices or interest rate movements on the value of certain assets or liabilities and on future cash flows. These derivatives may consist of interest rate swaps, caps, floors, collars, futures, forward contracts, written and purchased options. United also executes derivative instruments with its commercial banking customers to facilitate its risk management strategies.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. As of December 31, 2010, United has only fair value hedges. United's cash flow hedge matured in December of 2010.

For the years ended December 31, 2010 and 2009, the derivative portfolio also included derivative financial instruments not included in hedge relationships. These derivatives consist of interest rate swaps used for interest rate management purposes and derivatives executed with commercial banking customers to facilitate their interest rate management strategies. Gains and losses on other derivative financial instruments are included in noninterest income and noninterest expense, respectively.

The following table sets forth certain information regarding interest rate derivatives portfolio used for interest-rate risk management purposes and designated as accounting hedges at December 31, 2010 and 2009.

| | **Derivative Hedging Instruments** | | | | | |
|---|---|---|---|---|---|---|
| | **December 31, 2010** | | | **December 31, 2009** | | |
| (Dollars in thousands) | **Notional Amount** | **Average Receive Rate** | **Average Pay Rate** | **Notional Amount** | **Average Receive Rate** | **Average Pay Rate** |
| **Fair Value Hedges:** | | | | | | |
| Pay Fixed Swap (Hedging Commercial Loans) | $ 13,381 | --- | 6.27% | $ 13,694 | --- | 6.27% |
| **Total Derivatives Used in Fair Value Hedges** | $ 13,381 | | | $ 13,694 | | |
| **Cash Flow Hedges:** | | | | | | |
| Pay Fixed Swap (Hedging FHLB Borrowing) | $ --- | --- | --- | $ 234,685 | --- | 3.79% |
| **Total Derivative Used in Cash Flow Hedges** | $ --- | | | $ 234,685 | | |
| **Total Derivatives Used for Interest Rate Risk Management and Designated as Hedges** | $ 13,381 | | | $ 248,379 | | |

The following tables summarize the fair value of United's derivative financial instruments:

| (In thousands) | Asset Derivatives | | | |
|---|---|---|---|---|
| | December 31, 2010 | | December 31, 2009 | |
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| **Derivatives not designated as hedging instruments** | | | | |
| Interest rate contracts | Other assets | $ 4,360 | Other assets | $ 3,772 |
| **Total derivatives not designated as hedging instruments** | | $ 4,360 | | $ 3,772 |
| Total asset derivatives | | $ 4,360 | | $ 3,772 |

| (In thousands) | Liability Derivatives | | | |
|---|---|---|---|---|
| | December 31, 2010 | | December 31, 2009 | |
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| **Derivatives designated as hedging instruments** | | | | |
| Interest rate contracts | Other liabilities | $ 1,581 | Other liabilities | $ 9,077 |
| **Total derivatives designated as hedging instruments** | | $ 1,581 | | $ 9,077 |
| **Derivatives not designated as hedging instruments** | | | | |
| Interest rate contracts | Other liabilities | $ 4,360 | Other liabilities | $ 3,772 |
| **Total derivatives not designated as hedging instruments** | | $ 4,360 | | $ 3,772 |
| Total liability derivatives | | $ 5,941 | | $ 12,849 |

Derivative contracts involve the risk of dealing with both bank customers and institutional derivative counterparties and their ability to meet contractual terms. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. United's exposure is limited to the replacement value of the contracts rather than the notional amount of the contract. The Company's agreements generally contain provisions that limit the unsecured exposure up to an agreed upon threshold. Additionally, the Company attempts to minimize credit risk through certain approval processes established by management.

The effect of United's derivative financial instruments on its Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008 are presented as follows:

| (In thousands) | Income Statement Location | Year Ended | | |
|---|---|---|---|---|
| | | December 31, 2010 | December 31, 2009 | December 31, 2008 |
| **Derivatives in fair value hedging relationships** | | | | |
| Interest rate contracts | Interest income/ (expense) | $ 86 | $ 103 | $ 217 |
| **Total derivatives in fair value hedging relationships** | | $ 86 | $ 103 | $ 217 |

| (In thousands) | Income Statement Location | Year Ended December 31, 2010 | December 31, 2009 | December 31, 2008 |
|---|---|---|---|---|
| **Derivatives not designated as hedging instruments** | | | | |
| Interest rate contracts [(1)] | Other income | $ 3,654 | $ 3,504 | $ 7,041 |
| Interest rate contracts [(2)] | Other expense | $ (3,654) | $ (3,504) | $ (7,041) |
| **Total derivatives not designated as hedging instruments** | | $ --- | $ --- | $ --- |
| Total derivatives | | $ 86 | $ 103 | $ 217 |

(1) Represents net gains from derivative assets not designated as hedging instruments.
(2) Represents net losses from derivative liabilities not designated as hedging instruments.

For the years ended December 31, 2010 and 2009, changes in the fair value of any interest rate swaps attributed to hedge ineffectiveness were not significant to United's Consolidated Statements of Income. For the year ended December 31, 2010, $4,999,000 in net deferred gains, net of tax, related to the matured cash flow hedge were recorded in accumulated other comprehensive income. For the years ended December 31, 2009, $1,974,000 in net deferred gains, net of tax, related to the cash flow hedge were recorded in accumulated other comprehensive income. Because the cash flow hedge matured, there were no net deferred gains or losses remaining in accumulated other comprehensive income at December 31, 2010.

## NOTE Q--COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income are as follows:

| (In thousands) | For the Years Ended December 31 2010 | 2009 | 2008 |
|---|---|---|---|
| **Net Income** | **$ 71,947** | **$ 67,298** | **$ 86,954** |
| Available for sale ("AFS") securities: | | | |
| AFS securities with OTTI charges during the period | (40,805) | (24,887) | --- |
| Related income tax effect | 14,282 | 8,710 | --- |
| Less : OTTI charges recognized in net income | 8,523 | 5,701 | --- |
| Related income tax effect | (2,983) | (1,995) | --- |
| Reclassification of previous noncredit OTTI to credit OTTI | 2,611 | --- | --- |
| Related income tax effect | (914) | --- | --- |
| Net unrealized losses on AFS securities with OTTI | (19,286) | (12,471) | --- |
| AFS securities – all other: | | | |
| Net change in unrealized gains (losses) on AFS securities arising during the period | 33,266 | 19,725 | (71,040) |
| Related income tax effect | (11,643) | (6,904) | 24,864 |
| Net reclassification adjustment for (gains) losses included in net income | (351) | (231) | 9,418 |
| Related income tax expense (benefit) | 123 | 81 | (3,296) |
| | 21,395 | 12,671 | (40,054) |
| **Net effect of AFS securities on other comprehensive income** | **2,109** | **200** | **(40,054)** |

| (In thousands) | For the Years Ended December 31 2010 | 2009 | 2008 |
|---|---|---|---|
| Held to maturity ("HTM") securities: | | | |
| Unrealized loss related to the call of HTM securities transferred from AFS to the HTM portfolio | 130 | 817 | 51 |
| Related income tax expense | (45) | (286) | (18) |
| Accretion on the unrealized loss for securities transferred from AFS to the HTM investment portfolio prior to call or maturity | 8 | 69 | 266 |
| Related income tax expense | (3) | (24) | (93) |
| **Net effect of HTM securities on other comprehensive income** | **90** | **576** | **206** |
| Cash flow hedge derivatives: | | | |
| Unrealized gain (loss) on cash flow hedge | 5,640 | 3,037 | (11,383) |
| Related income tax (benefit) expense | (1,974) | (1,063) | 3,984 |
| Termination of cash flow hedge | 2,051 | --- | --- |
| Related income tax (benefit) | (718) | --- | --- |
| **Net effect of cash flow hedge derivatives on other comprehensive income** | **4,999** | **1,974** | **(7,399)** |
| Pension plan: | | | |
| Change in pension asset | (1,204) | 4,491 | (25,285) |
| Related income tax (benefit) expense | 421 | (1,572) | 8,850 |
| Amortization of transition asset | (131) | (175) | (175) |
| Related income tax expense | 52 | 65 | 69 |
| Amortization of prior service cost | 1 | 1 | 1 |
| Related income tax benefit | --- | --- | --- |
| Recognized net actuarial loss | 2,317 | 3,506 | 193 |
| Related income tax benefit | (927) | (1,298) | (77) |
| **Net effect of change in pension plan asset on other comprehensive income** | **529** | **5,018** | **(16,424)** |
| **Total change in other comprehensive income, net of tax** | **7,727** | **7,768** | **(63,671)** |
| **Total Comprehensive Income** | **$ 79,674** | **$ 75,066** | **$ 23,283** |

## NOTE R--UNITED BANKSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

**Condensed Balance Sheets**

| (In thousands) | December 31 2010 | 2009 |
|---|---|---|
| Assets | | |
| Cash and due from banks | $ 26,397 | $ 17,625 |
| Securities available for sale | 6,667 | 5,977 |
| Securities held to maturity | 3,237 | 3,461 |
| Other investment securities | 1,576 | 1,613 |
| Investment in subsidiaries: | | |
| Bank subsidiaries | 899,593 | 878,759 |
| Nonbank subsidiaries | 6,122 | 5,998 |
| Other assets | 8,129 | 5,897 |
| Total Assets | $ 951,721 | $ 919,330 |

**Condensed Balance Sheets**

| (In thousands) | December 31 2010 | 2009 |
|---|---|---|
| Liabilities and Shareholders' Equity | | |
| Junior subordinated debentures of subsidiary trusts | $ 128,868 | $ 128,868 |
| Accrued expenses and other liabilities | 29,841 | 28,912 |
| Shareholders' equity (including other accumulated comprehensive loss of $60,656 and $68,383 at December 31, 2010 and 2009, respectively) | 793,012 | 761,550 |
| Total Liabilities and Shareholders' Equity | $ 951,721 | $ 919,330 |

**Condensed Statements of Income**

| (In thousands) | Year Ended December 31 2010 | 2009 | 2008 |
|---|---|---|---|
| Income | | | |
| Dividends from banking subsidiaries | $ 63,138 | $ 52,715 | $ 55,835 |
| Net interest income | 288 | 315 | 410 |
| Management fees: | | | |
| Bank subsidiaries | 11,077 | 9,396 | 9,913 |
| Nonbank subsidiaries | 27 | 27 | 26 |
| Other income | 450 | 165 | (1,286) |
| Total Income | 74,980 | 62,618 | 64,898 |
| Expenses | | | |
| Operating expenses | 18,402 | 16,127 | 17,851 |
| Income Before Income Taxes and Equity in Undistributed Net Income of Subsidiaries | 56,578 | 46,491 | 47,047 |
| Applicable income tax benefit | (2,022) | (1,886) | (2,646) |
| Income Before Equity in Undistributed Net Income of Subsidiaries | 58,600 | 48,377 | 49,693 |
| Equity in undistributed net income of subsidiaries: | | | |
| Bank subsidiaries | 13,223 | 19,287 | 37,101 |
| Nonbank subsidiaries | 124 | (366) | 160 |
| Net Income | $ 71,947 | $ 67,298 | $ 86,954 |

**Condensed Statements of Cash Flows**

| (In thousands) | Year Ended December 31 2010 | 2009 | 2008 |
|---|---|---|---|
| Operating Activities | | | |
| Net income | $ 71,947 | $ 67,298 | $ 86,954 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Equity in undistributed net income of subsidiaries | (13,348) | (18,920) | (37,262) |
| Depreciation and net amortization | --- | --- | --- |
| Amortization of net periodic pension costs | 117 | 257 | 12 |
| Stock-based compensation | 1,050 | 484 | 547 |
| Net (gain) loss on securities transactions | (54) | 179 | 1,201 |
| Net change in other assets and liabilities | (1,940) | (1,376) | (740) |
| Net Cash Provided by Operating Activities | 57,772 | 47,922 | 50,712 |
| Investing Activities | | | |

**Condensed Statements of Cash Flows**

| (In thousands) | Year Ended December 31 | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| Net proceeds from (purchases of) sales of securities | (240) | 243 | 2,496 |
| Change in other investment securities | 37 | 52 | (418) |
| Net Cash (Used in)Provided by Investing Activities | (203) | 295 | 2,078 |
| Financing Activities | | | |
| Net repayment of from subsidiary trusts | --- | --- | (9,875) |
| Cash dividends paid | (52,257) | (50,383) | (50,179) |
| Acquisition of treasury stock | (11) | (1,180) | (206) |
| Distribution of treasury stock for deferred compensation plan | 520 | 536 | 183 |
| Excess tax benefits from stock-based compensation arrangements | 459 | 273 | 654 |
| Proceeds from exercise of stock options | 2,492 | 724 | 2,223 |
| Net Cash Used in Financing Activities | (48,797) | (50,030) | (57,200) |
| Increase (Decrease) in Cash and Cash Equivalents | 8,772 | (1,813) | (4,410) |
| Cash and Cash Equivalents at Beginning of Year | 17,625 | 19,438 | 23,848 |
| Cash and Cash Equivalents at End of Year | $ 26,397 | $ 17,625 | $ 19,438 |

## NOTE S--REGULATORY MATTERS

The subsidiary banks are required to maintain average reserve balances with their respective Federal Reserve Bank. The average amount of those reserve balances maintained and required for the year ended December 31, 2010, were approximately $397,423,000 and $31,435,000, respectively. The average amount of those reserve balances maintained and required for the year ended December 31, 2009, was approximately $151,453,000 and $26,123,000, respectively.

The primary source of funds for the dividends paid by United Bankshares, Inc. to its shareholders is dividends received from its subsidiary banks. Dividends paid by United's subsidiary banks are subject to certain regulatory limitations. Generally, the most restrictive provision requires regulatory approval if dividends declared in any year exceed that year's net income, as defined, plus the retained net profits of the two preceding years.

During 2011, the retained net profits available for distribution to United Bankshares, Inc. by its banking subsidiaries as dividends without regulatory approval, are approximately $33,129,000, plus net income for the interim period through the date of declaration.

Under Federal Reserve regulation, the banking subsidiaries are also limited as to the amount they may loan to affiliates, including the parent company. Loans from the banking subsidiaries to the parent company are limited to 10% of the banking subsidiaries' capital and surplus, as defined, or $58,926,000 at December 31, 2010, and must be secured by qualifying collateral.

United's subsidiary banks are subject to various regulatory capital requirements administered by federal banking agencies. Pursuant to capital adequacy guidelines, United's subsidiary banks must meet specific capital guidelines that involve various quantitative measures of the banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. United's subsidiary banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require United to maintain minimum amounts and ratios of total and Tier I capital, as defined in the regulations, to risk-weighted assets, as defined, and of Tier I capital, as defined, to average assets, as defined. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on United's financial statements. As of December 31, 2010, United exceeds all capital adequacy requirements to which it is subject.

At December 31, 2010, the most recent notification from its regulators, United and its subsidiary banks were categorized as well-capitalized. To be categorized as well-capitalized, United must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes would impact United's well-capitalized status.

United's and its subsidiary banks', United Bank (WV) and United Bank (VA), capital amounts (in thousands of dollars) and ratios are presented in the following table.

| (Dollars in thousands) | Actual | | For Capital Adequacy Purposes | | To Be Well-Capitalized | |
|---|---|---|---|---|---|---|
| | **Amount** | **Ratio** | **Amount** | **Ratio** | **Amount** | **Ratio** |
| **As of December 31, 2010:** | | | | | | |
| Total Capital (to Risk-Weighted Assets): | | | | | | |
| United Bankshares | $ 790,235 | 13.7% | $ 463,089 | ≥8.0% | $ 578,861 | ≥10.0% |
| United Bank (WV) | 371,786 | 13.5% | 220,711 | ≥8.0% | 275,888 | ≥10.0% |
| United Bank (VA) | 395,588 | 13.2% | 240,178 | ≥8.0% | 300,222 | ≥10.0% |
| Tier I Capital (to Risk-Weighted Assets): | | | | | | |
| United Bankshares | 708,963 | 12.3% | 231,544 | ≥4.0% | 347,317 | ≥6.0% |
| United Bank (WV) | 337,257 | 12.2% | 110,355 | ≥4.0% | 165,533 | ≥6.0% |
| United Bank (VA) | 358,489 | 11.9% | 120,089 | ≥4.0% | 180,133 | ≥6.0% |
| Tier I Capital (to Average Assets): | | | | | | |
| United Bankshares | 708,963 | 9.9% | 285,925 | ≥4.0% | 357,407 | ≥5.0% |
| United Bank (WV) | 337,257 | 9.1% | 148,421 | ≥4.0% | 185,526 | ≥5.0% |
| United Bank (VA) | 358,489 | 10.3% | 138,877 | ≥4.0% | 173,596 | ≥5.0% |
| **As of December 31, 2009:** | | | | | | |
| Total Capital (to Risk-Weighted Assets): | | | | | | |
| United Bankshares | $ 761,848 | 12.2% | $ 498,195 | ≥8.0% | $ 622,744 | ≥10.0% |
| United Bank (WV) | 368,388 | 12.3% | 238,998 | ≥8.0% | 298,748 | ≥10.0% |
| United Bank (VA) | 381,187 | 11.9% | 257,114 | ≥8.0% | 321,393 | ≥10.0% |
| Tier I Capital (to Risk-Weighted Assets): | | | | | | |
| United Bankshares | 683,038 | 11.0% | 249,098 | ≥4.0% | 373,646 | ≥6.0% |
| United Bank (WV) | 331,650 | 11.1% | 119,499 | ≥4.0% | 179,249 | ≥6.0% |
| United Bank (VA) | 342,416 | 10.7% | 128,557 | ≥4.0% | 192,836 | ≥6.0% |
| Tier I Capital (to Average Assets): | | | | | | |
| United Bankshares | 683,038 | 8.9% | 305,707 | ≥4.0% | 382,134 | ≥5.0% |
| United Bank (WV) | 331,650 | 8.6% | 154,399 | ≥4.0% | 192,998 | ≥5.0% |
| United Bank (VA) | 342,416 | 8.9% | 153,163 | ≥4.0% | 191,454 | ≥5.0% |

## NOTE T--FAIR VALUES OF FINANCIAL INSTRUMENTS

In accordance with ASC topic 820, the following describes the valuation techniques used by United to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements.

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Using a market approach valuation methodology, third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2). Management internally reviews the fair values provided by third party vendors on a monthly basis. Management's review consists of comparing fair values assigned by third party vendors to trades and offerings observed by management. The review requires some degree of judgment as to the number or percentage of securities to review on the part of management which could fluctuate based on results of past reviews and in comparison to current expectations. Exceptions that are deemed to be material are reviewed by management. Prices obtained from third party vendors that do not reflect forced liquidation or distressed sales are not adjusted by management. Management utilizes a number of factors to determine if a market is inactive, all of which may require a significant level of judgment. Factors that management considers include: a significant widening of the bid-ask spread, a considerable decline in the volume and level of trading activity in the instrument, a significant variance in prices among market participants, and a significant reduction in the level of observable inputs. Any securities available for sale not valued based upon quoted market prices or third party pricing models that consider observable market data are considered Level 3. Currently, United considers its valuation of available-for-sale TRUP CDOs as Level 3. The Fair Value Measurements and Disclosures topic assumes that fair values of financial assets are determined in an orderly transaction and not a forced liquidation or distressed sale at the measurement date. Based on financial market conditions, United feels that the fair values obtained from its third party vendor reflects forced liquidation or distressed sales for these TRUP CDOs due to decreased volume and trading activity. Additionally, management held discussions with institutional traders to identify trends in the number and type of transactions related to the TRUP CDOs sector. Based upon management's review of the market conditions for TRUP CDOs, it was determined that an income approach valuation technique (present value technique) that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs is more representative of fair value than the market approach valuation technique used by United's third party vendor. The present value technique discounts expected future cash flows of a security to arrive at a present value. Management considers the following items when calculating the appropriate discount rate: the implied rate of return when the market was last active, changes in the implied rate of return as markets moved from very active to inactive, recent changes in credit ratings, and recent activity showing that the market has built in increased liquidity and credit premiums. Management's internal credit review of each security was also factored in to determine the appropriate discount rate. The credit review considered each security's collateral, subordination, excess spread, priority of claims, principal and interest. Discount margins used in the valuation at December 31, 2010 ranged from LIBOR plus 4.00% to LIBOR plus 25.25%.

Derivatives: United utilizes interest rate swaps in order to hedge exposure to interest rate risk and variability of cash flows associated to changes in the underlying interest rate of the hedged item. These hedging interest rate swaps are classified as either a fair value hedge or a cash flow hedge. United's derivative portfolio also includes derivative financial instruments not included in hedge relationships. These derivatives consist of interest rate swaps used for interest rate management purposes and derivatives executed with commercial banking customers to facilitate their interest rate management strategies. United utilizes third-party vendors for derivative valuation purposes. These vendors determine the appropriate fair value based on a net present value calculation of the cash flows related to the interest rate swaps using primarily observable market inputs such as interest rate yield curves (Level 2). Valuation adjustments to derivative fair values for liquidity and credit risk are also taken into consideration, as well as the likelihood of default by United and derivative counterparties, the net counterparty exposure and the remaining maturities of the positions. Values obtained from third party vendors are typically not adjusted by management. Management internally reviews the derivative values provided by third party vendors on a quarterly basis. All derivative values are tested for reasonableness by management utilizing a net present value calculation.

For a fair value hedge, the fair value of the interest rate swap is recognized on the balance sheet as either a freestanding asset or liability with a corresponding adjustment to the hedged financial instrument. Subsequent adjustments due to changes in the fair value of a derivative that qualifies as a fair value hedge are offset in current period earnings either in interest income or interest expense depending on the nature of the hedged financial instrument. For a cash flow hedge, the fair value of the interest rate swap is recognized on the balance sheet as either a freestanding asset or liability with a corresponding adjustment to other comprehensive income within shareholders' equity, net of tax. Subsequent adjustments due to changes in the fair value of a derivative that qualifies as a cash flow hedge are offset to other comprehensive income, net of tax. The portion of a hedge that is ineffective is recognized immediately in earnings.

For derivatives that are not designated in a hedge relationship, changes in the fair value of the derivatives are recognized in earnings in the same period as the change in the fair value. Unrealized gains and losses due to changes in the fair value of other derivative financial instruments not in hedge relationship are included in noninterest income and noninterest expense, respectively.

The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009, segregated by the level of the valuation inputs within the fair value hierarchy:

| (In thousands) | | Fair Value Measurements at December 31, 2010 Using | | |
|---|---|---|---|---|
| **Description** | **Balance as of December 31, 2010** | **Quoted Prices in Active Markets for Identical Assets (Level 1)** | **Significant Other Observable Inputs (Level 2)** | **Significant Unobservable Inputs (Level 3)** |
| Assets | | | | |
| Available for sale securities: | | | | |
| U.S. Treasury securities and obligations of U.S. Government corporations and agencies | $ 103,865 | --- | $ 103,865 | --- |
| State and political subdivisions | 84,313 | --- | 84,313 | --- |
| Residential mortgage-backed securities | | | | |
| Agency | 323,733 | --- | 323,733 | --- |
| Non-agency | 73,756 | $ 408 | 73,348 | --- |
| Trust preferred collateralized debt obligations | 49,908 | --- | --- | $ 49,908 |
| Single issue trust preferred securities | 11,726 | 446 | 11,280 | --- |
| Marketable equity securities | 5,975 | 5,975 | --- | --- |
| Derivative financial assets | 4,360 | --- | 4,360 | --- |
| Liabilities | | | | |
| Derivative financial liabilities | 5,941 | --- | 5,941 | --- |

| (In thousands)<br>Description | Balance as of December 31, 2009 | Fair Value Measurements at December 31, 2009 Using<br>Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Assets | | | | |
| Available for sale securities: | | | | |
| U.S. Treasury securities and obligations of U.S. Government corporations and agencies | $ 5,014 | --- | $ 5,014 | --- |
| State and political subdivisions | 100,122 | --- | 100,122 | --- |
| Residential mortgage-backed securities | | | | |
| Agency | 497,840 | --- | 497,840 | --- |
| Non-agency | 133,846 | $ 584 | 133,262 | --- |
| Trust preferred collateralized debt obligations | 59,294 | --- | --- | $ 59,294 |
| Single issue trust preferred securities | 10,387 | 366 | 10,021 | --- |
| Marketable equity securities | 5,274 | 5,274 | --- | --- |
| Derivative financial assets | 3,772 | --- | 3,772 | --- |
| Liabilities | | | | |
| Derivative financial liabilities | 12,849 | --- | 12,849 | --- |

The following table presents additional information about financial assets and liabilities measured at fair value at December 31, 2010 and 2009 on a recurring basis and for which United has utilized Level 3 inputs to determine fair value:

| (In thousands) | Available-for-sale Securities<br>Trust preferred collateralized debt obligations<br>2010 | 2009 |
|---|---|---|
| Balance, beginning of year | $ 59,294 | $ 84,132 |
| Total gains or losses (realized/unrealized): | | |
| Included in earnings (or changes in net assets) | (7,322) | (5,370) |
| Included in other comprehensive income | (2,064) | (19,468) |
| Purchases, issuances, and settlements | --- | --- |
| Transfers in and/or out of Level 3 | --- | --- |
| Balance, ending of year | $ 49,908 | $ 59,294 |
| The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at reporting date | --- | --- |

Certain financial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by United to measure certain financial assets recorded at fair value on a nonrecurring basis in the financial statements.

Loans held for sale: Loans held for sale are carried at the lower of cost or market value. These loans currently consist of one-to-four family residential loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data which is not materially different than cost due to the short duration between origination and sale (Level 2). As such, United records any fair value adjustments on a nonrecurring basis. No nonrecurring fair value adjustments were recorded on loans held for sale during the year ended December 31, 2010.

Gains and losses on the sale of loans are recorded within income from mortgage banking on the Consolidated Statements of Income.

Impaired Loans: Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impairment is measured based upon the present value of expected future cash flows from the loan discounted at the loan's effective rate and the loan's observable market price or the fair value of collateral, if the loan is collateral dependent. Fair value is measured using a market approach based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an appraisal conducted by an independent, licensed appraiser outside of the Company using comparable property sales (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business' financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for credit losses expense on the Consolidated Statements of Income.

OREO: OREO consists of real estate acquired in foreclosure or other settlement of loans. Such assets are carried on the balance sheet at the lower of the investment in the assets or the fair value of the assets less estimated selling costs. Fair value is determined by one of two market approach methods depending on whether the property has been vacated and an appraisal can be conducted. If the property has yet to be vacated and thus an appraisal cannot be performed, a Brokers Price Opinion (i.e. BPO), is obtained. A BPO represents a best estimate valuation performed by a realtor based on knowledge of current property values and a visual examination of the exterior condition of the property. Once the property is subsequently vacated, a formal appraisal is obtained and the recorded asset value appropriately adjusted. On the other hand, if the OREO property has been vacated and an appraisal can be conducted, the fair value of the property is determined based upon the appraisal using a market approach. An authorized independent appraiser conducts appraisals for United. Appraisals for property other than ongoing construction are based on consideration of comparable property sales (Level 2). In contrast, valuation of ongoing construction assets requires some degree of professional judgment. In conducting an appraisal for ongoing construction property, the appraiser develops two appraised amounts: an "as is" appraised value and a "completed" value. Based on professional judgment and their knowledge of the particular situation, management determines the appropriate fair value to be utilized for such property (Level 3). As a matter of policy, appraisals are generally updated on an annual basis with values lowered as necessary.

Intangible Assets: For United, intangible assets consist of goodwill and core deposit intangibles. Goodwill is tested for impairment at least annually or sooner if indicators of impairment exist. Goodwill impairment would be defined as the difference between the recorded value of goodwill (i.e. book value) and the implied fair value of goodwill. In determining the implied fair value of goodwill for purposes of evaluating goodwill impairment, United determines the fair value of the reporting unit and compares the fair value to its carrying value. If the carrying value exceeds the fair value, a step two test is performed whereby the implied fair value is computed by deducting the fair value of all tangible and intangible net assets from the fair value of the reporting unit. Core deposit intangibles relate to the estimated value of the deposit base of acquired institutions. Management reviews core deposit intangible assets on an annual basis, or sooner if indicators of impairment exist, and evaluates changes in facts and circumstances that may indicate impairment in the carrying value. No fair value measurement of intangible assets was made during the year of 2010 and 2009.

The following table summarizes United's financial assets that were measured at fair value on a nonrecurring basis as of December 31, 2010 and 2009:

| (In thousands) | | Carrying value at December 31, 2010 | | | |
|---|---|---|---|---|---|
| Description | Balance as of December 31, 2010 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | YTD Losses |
| Assets | | | | | |
| Impaired Loans | $ 25,722 | --- | $ 9,741 | $ 15,981 | $ 7,545 |
| OREO | 44,770 | --- | 42,705 | 2,065 | 3,364 |

| (In thousands) | | Carrying value at December 31, 2009 | | | |
|---|---|---|---|---|---|
| Description | Balance as of December 31, 2009 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | YTD Losses |
| Assets | | | | | |
| Impaired Loans | $ 37,937 | --- | $ 20,057 | $ 17,880 | $ 3,443 |
| OREO | 40,058 | --- | 37,588 | 2,470 | 1,100 |

The following methods and assumptions were used by United in estimating its fair value disclosures for other financial instruments:

Cash and Cash Equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities held to maturity and other securities: The estimated fair values of held to maturity are based on quoted market prices, where available. If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data. Any securities held to maturity not valued based upon the methods above are valued based on a discounted cash flow methodology using appropriately adjusted discount rates reflecting nonperformance and liquidity risks. Other securities consist mainly of shares of Federal Home Loan Bank and Federal Reserve Bank stock that do not have readily determinable fair values and are carried at cost.

Loans: The fair values of certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values of other loans (e.g., commercial real estate and rental property mortgage loans, commercial and industrial loans, financial institution loans and agricultural loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar creditworthiness.

Deposits: The fair values of demand deposits (e.g., interest and noninterest checking, regular savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings approximate their fair values.

Long-term Borrowings: The fair values of United's Federal Home Loan Bank borrowings and trust preferred securities are estimated using discounted cash flow analyses, based on United's current incremental borrowing rates for similar types of borrowing arrangements.

The estimated fair values of United's financial instruments are summarized below:

| (In thousands) | December 31, 2010 | | December 31, 2009 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Cash and cash equivalents | $ 461,389 | $ 461,389 | $ 449,767 | $ 449,767 |
| Securities available for sale | 653,276 | 653,276 | 811,777 | 811,777 |
| Securities held to maturity | 67,036 | 62,315 | 77,421 | 70,535 |
| Other securities | 74,403 | 73,901 | 77,722 | 77,220 |
| Loans held for sale | 6,869 | 6,869 | 5,284 | 5,284 |
| Loans | 5,260,326 | 5,178,765 | 5,736,809 | 5,659,661 |
| Derivative financial assets | 4,360 | 4,360 | 3,772 | 3,772 |
| Deposits | 5,713,534 | 5,742,452 | 5,971,100 | 5,995,494 |
| Short-term borrowings | 193,214 | 193,214 | 222,944 | 222,944 |
| Long-term borrowings | 386,458 | 393,994 | 771,935 | 775,080 |
| Derivative financial liabilities | 5,941 | 5,941 | 12,849 | 12,849 |

## NOTE U-- VARIABLE INTEREST ENTITIES

Variable interest entities (VIEs) are entities that either have a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions, through voting rights, right to receive the expected residual returns of the entity, and obligation to absorb the expected losses of the entity). VIEs can be structured as corporations, trusts, partnerships, or other legal entities. United's business practices include relationships with certain VIEs. For United, the business purpose of these relationships primarily consists of funding activities in the form of issuing trust preferred securities.

United currently sponsors ten statutory business trusts that were created for the purpose of raising funds that qualify for Tier I regulatory capital. These trusts, of which several were acquired through bank acquisitions, issued or participated in pools of trust preferred capital securities to third-party investors with the proceeds invested in junior subordinated debt securities of United. The Company, through a small capital contribution, owns 100% of the voting equity shares of each trust. The assets, liabilities, operations, and cash flows of each trust are solely related to the issuance, administration, and repayment of the preferred equity securities held by third-party investors. United fully and unconditionally guarantees the obligations of each trust and is obligated to redeem the junior subordinated debentures upon maturity.

The trusts utilized in these transactions are variable interest entities (VIEs) as the third-party equity holders lack a controlling financial interest in the trusts through their inability to make decisions that have a significant effect on the operations and success of the entities. United does not consolidate these trusts as it is not the primary beneficiary of these entities because United's equity interest does not absorb the majority of the trusts' expected losses or receive a majority of their expected residual returns. Information related to United's statutory trusts is presented in Note K, Notes to Consolidated Financial Statements.

United, through its banking subsidiaries, also makes limited partner equity investments in various low income housing and community development partnerships sponsored by independent third-parties. United invests in these partnerships to either realize tax credits on its consolidated federal income tax return or for purposes of earning a return on its investment. These partnerships are considered VIEs as the limited partners lack a controlling financial interest in the entities through their inability to make decisions that have a significant effect on the operations and success of the partnerships. United's limited partner interests in these entities is immaterial, however; these partnerships are not consolidated as United is not deemed to be the primary beneficiary.

The following table summarizes quantitative information about United's significant involvement in unconsolidated VIEs:

| | As of December 31, 2010 | | | As of December 31, 2009 | | |
|---|---|---|---|---|---|---|
| (In thousands) | Aggregate Assets | Aggregate Liabilities | Risk Of Loss [1] | Aggregate Assets | Aggregate Liabilities | Risk Of Loss [1] |
| Trust preferred securities | $ 186,023 | $ 179,536 | $ 6,487 | $ 186,730 | $ 180,423 | $ 6,307 |

[1] Represents investment in VIEs.

## NOTE V--QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 2010 and 2009 is summarized below (dollars in thousands, except for per share data):

| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|
| **2010** | | | | |
| Interest income | $ 84,096 | $ 82,189 | $ 79,889 | $ 77,208 |
| Interest expense | 23,617 | 22,025 | 20,907 | 18,647 |
| Net interest income | 60,479 | 60,164 | 58,982 | 58,561 |
| Provision for credit losses | 6,868 | 6,400 | 6,123 | (5,618) |
| Mortgage banking income | 112 | 129 | 118 | 303 |
| Securities losses, net | (378) | (300) | (1,732) | (5,399) |
| Other noninterest income | 15,839 | 17,755 | 17,304 | 18,452 |
| Noninterest expense | 43,751 | 45,188 | 43,898 | 49,375 |
| Income taxes | 8,011 | 8,241 | 7,335 | 8,870 |
| Net income [1] | 17,422 | 17,919 | 17,316 | 19,290 |
| Per share data: | | | | |
| Average shares outstanding (000s): | | | | |
| Basic | 43,455 | 43,540 | 43,588 | 43,607 |
| Diluted | 43,534 | 43,641 | 43,646 | 43,677 |
| Net income per share: | | | | |
| Basic | $0.40 | $0.41 | $0.40 | $0.44 |
| Diluted | $0.40 | $0.41 | $0.40 | $0.44 |
| Dividends per share | $0.30 | $0.30 | $0.30 | $0.30 |
| **2009** | | | | |
| Interest income | $ 94,705 | $ 92,532 | $ 90,427 | $ 88,181 |
| Interest expense | 33,788 | 30,323 | 29,104 | 27,159 |
| Net interest income | 60,917 | 62,209 | 61,323 | 61,022 |
| Provision for credit losses | 8,028 | 23,251 | 8,067 | 6,719 |
| Mortgage banking income | 137 | 167 | 172 | 132 |
| Securities gains (losses), net | 69 | (1,295) | (10,878) | (2,601) |
| Other noninterest income | 15,184 | 18,978 | 17,229 | 16,676 |
| Noninterest expense | 41,814 | 45,698 | 43,674 | 43,941 |
| Income taxes | (3,168) | 2,954 | 4,040 | 7,125 |
| Net income [1] | 29,633 | 8,156 | 12,065 | 17,444 |

| 2009 | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|
| Per share data: | | | | |
| Average shares outstanding (000s): | | | | |
| Basic | 43,407 | 43,397 | 43,411 | 43,427 |
| Diluted | 43,465 | 43,463 | 43,456 | 43,460 |
| Net income per share: | | | | |
| Basic | $0.68 | $0.19 | $0.28 | $0.40 |
| Diluted | $0.68 | $0.19 | $0.28 | $0.40 |
| Dividends per share | $0.29 | $0.29 | $0.29 | $0.30 |

(1) For further information, see the related discussion "Quarterly Results" included in Management's Discussion and Analysis.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

This item is omitted since it is not applicable.

## Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

United Bankshares, Inc. (the Company) maintains controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on an evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this report conducted by the Company's management, with the participation of the Chief Executive and Chief Financial Officer, the Chief Executive and Chief Financial Officer believe that these controls and procedures are effective to ensure that the Company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

Management's Report on Internal Control over Financial Reporting

Management's Report on internal control over financial reporting and the audit report of Ernst & Young LLP, the Company's independent registered public accounting firm, on internal control over financial reporting is included on pages 52-53 of this report and are incorporated in this Item 9A by reference.

Changes In Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## Item 9B. OTHER INFORMATION

None

**UNITED BANKSHARES, INC.**
**FORM 10-K, PART III**

## Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding directors and executive officers of the registrant including their reporting compliance under Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference from United's definitive proxy statement for the 2011 Annual Meeting of Shareholders under the caption "Directors Whose Terms Expire in 2011 and Nominees for Directors" under the heading "PROPOSAL 1: ELECTION OF DIRECTORS", under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" under the heading "COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and under the captions "Executive Officers" and "Family Relationships" under the heading "GOVERNANCE OF THE COMPANY."

United has adopted a code of ethics for its Chief Executive Officer, Chief Financial Officer, Controller and persons performing similar functions of the registrant in accordance with Section 406 of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics is posted on United's web site at www.ubsi-inc.com.

Information related to the registrant's audit committee and its financial expert in accordance with Section 407 of the Sarbanes-Oxley Act of 2002 is incorporated by reference from United's definitive proxy statement for the 2011 Annual Meeting of Shareholders under the captions "The Audit Committee" and the "Audit Committee Financial Expert" under the heading "GOVERNANCE OF THE COMPANY."

Since the disclosure of the procedures in the definitive proxy statement for the 2010 Annual Meeting of Shareholders, United has not adopted any changes to the procedures by which shareholders may recommend nominees to United's Board of Directors as set forth in Article II, Section 5 of the Restated Bylaws of United.

## Item 11. EXECUTIVE COMPENSATION

Information regarding executive compensation is incorporated by reference from United's definitive proxy statement for the 2011 Annual Meeting of Shareholders under the heading of "EXECUTIVE COMPENSATION", under the heading "COMPENSATION DISCUSSION AND ANALYSIS (CD&A)", and under the heading "REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION."

## Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management and securities authorized under equity compensation plans is incorporated by reference from United's definitive proxy statement for the 2011 Annual Meeting of Shareholders under the caption "Directors Whose Terms Expire in 2011 and Nominees for Directors" under the heading "PROPOSAL 1: ELECTION OF DIRECTORS" and under the captions "Beneficial Ownership of Directors and Named Executive Officers", "Principal Shareholders of United" and "Related Shareholder Matters" under the heading "COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

## Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions is incorporated by reference from United's definitive proxy statement for the 2011 Annual Meeting of Shareholders under the captions of "Related Party Transactions" and "Independence of Directors" under the heading "GOVERNANCE OF THE COMPANY."

## Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding approval of audit and non-audit services by the Audit Committee as well as fees paid to auditors is incorporated by reference from United's definitive proxy statement for the 2011 Annual Meeting of Shareholders under the captions "Pre-Approval Policies and Procedures" and "Independent Registered Public Accounting Firm Fees Information" under the heading "AUDIT COMMITTEE AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM."

**UNITED BANKSHARES, INC.**
**FORM 10-K, PART IV**

**Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES**

(a) List of Documents Filed as Part of This Report:

(1) Financial Statements

The financial statements listed below are filed as part of this report:



(2) Financial Statement Schedules

United is not filing separate financial statement schedules because of the absence of conditions under which they are required or because the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits Required by Item 601

Listing of Exhibits - See the Exhibits' Index on page 113 of this Form 10-K.

(b) Exhibits -- The exhibits to this Form 10-K begin on page 117.

(c) Consolidated Financial Statement Schedules -- All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable or pertain to items as to which the required disclosures have been made elsewhere in the financial statements and notes thereto, and therefore have been omitted.

All reports filed electronically by United with the Securities and Exchange Commission (SEC), including the annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as any amendments to those reports, are accessible at no cost on United's web site at ubsi-inc.com. These filings are also accessible on the SEC's web site at www.sec.gov.

# UNITED BANKSHARES, INC.

# FORM 10-K

# INDEX TO EXHIBITS

| Description | S-K Item 601 Table Reference | Sequential Page Number |
|---|---|---|
| Agreement and Plan of Reorganization with Centra Financial Holdings, Inc. | (2) | (a) |
| Articles of Incorporation and Bylaws: | (3) | |
| (a) Restated and Amended Articles of Incorporation | | (b) |
| (b) Bylaws | | (c) |
| Material Contracts | (10) | |
| (a) Third Amended Employment Agreement for Richard M. Adams | | (d) |
| (b) Second Amended and Restated Supplemental Retirement Agreement for Richard M. Adams | | (d) |
| (c) Data processing contract with FISERV | | (e)(f) |
| (d) Amended and Restated Change of Control Agreement for Steven E. Wilson, Richard M. Adams, Jr., James B. Hayhurst, Jr., James J. Consagra, Jr., and Joe L. Wilson | | (d) |
| (e) Form of the Amendment and First Restatement of the United Bankshares, Inc. Supplemental Executive Retirement Agreement (Tier 1 SERP) for Steven E. Wilson, James B. Hayhurst, Jr., and Joe L. Wilson | | (d) |
| (f) Form of the Amendment and First Restatement of the United Bankshares, Inc. Supplemental Executive Retirement Agreement (Tier 2 SERP) for Richard M. Adams, Jr., Executive Vice-President and James J. Consagra, Jr., Executive Vice-President | | (d) |
| (g) Employment Agreement with J. Paul McNamara | | (g) |
| (h) Amended and Restated Employment Agreement for Donald L. Unger | | (d) |
| (i) Amendment and Restated Supplemental Executive Retirement Agreement: The Marathon Bank for Donald L. Unger | | (d) |

| Description | S-K Item 601 Table Reference | Sequential Page Number |
|---|---|---|
| (j) Amended and Restated Deferred Compensation Agreement for Donald L. Unger | | (d) |
| (k) First Amendment to Life Insurance Endorsement Split Dollar Plan Management Agreement: The Marathon Bank for Donald L. Unger | | (d) |
| (l) Independent Contractor Agreement for Donald L. Unger | | (j) |
| (m) Summary of Compensation Paid to Named Executive Officers | | (i)(k) |
| (n) Summary of Compensation Paid to Directors | | (h) |
| (o) Summary of Amendment to Richard M. Adams' Employment Contract | | (i) |
| (p) Second Amended and Restated United Bankshares, Inc. Non-Qualified Retirement and Savings Plan | | (d) |
| (q) Amended and Restated United Bankshares, Inc. Management Stock Bonus Plan. | | (d) |
| (r) United Bankshares, Inc., United Bank, Inc. and United Bank Deferred Compensation Plan for Directors | | (d) |
| (s) United Bankshares, Inc., United Bank, Inc. and United Bank Rabbi Trust Agreement for Deferred Compensation Plan for Directors | | (d) |
| Statement Re: Computation of Ratios | (12) | 117 |
| Subsidiaries of the Registrant | (21) | 118 |
| Consent of Ernst & Young LLP | (23) | 120 |
| Certification as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 by Chief Executive Officer | (31.1) | 121 |
| Certification as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 by Chief Financial Officer | (31.2) | 122 |

| Description | S-K Item 601 Table Reference | Sequential Page Number |
|---|---|---|
| Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Chief Executive Officer | (32.1) | 123 |
| Certification Pursuant to 18 U.S.C. Section1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Chief Financial Officer | (32.2) | 124 |
| The following materials from United's Annual Report on Form 10-K for the year ended December 31, 2010, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Changes in Stockholders' Equity, (iv) the Condensed Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text. | (101) | (l) |

Footnotes

(a) Incorporated into this filing by reference to Exhibit 2.1 to the Form 8-K dated December 15, 2010 and filed December 16, 2010 for United Bankshares, Inc., File No. 0-13322.

(b) Incorporated into this filing by reference to a Current Report on Form 8-K dated December 23, 2008 and filed December 31, 2008 for United Bankshares, Inc., File No. 0-13322.

(c) Incorporated into this filing by reference to a Current Report on Form 8-K dated January 25, 2010 and filed January 29, 2010 for United Bankshares, Inc., File No. 0-13322.

(d) Incorporated into this filing by reference to a Current Report on Form 8-K dated November 24, 2008 and filed November 26, 2008 for United Bankshares, Inc., File No. 0-13322.

(e) Incorporated into this filing by reference to a Current Report on Form 8-K dated November 17, 2005 and filed November 23, 2005 for United Bankshares, Inc., File No. 0-13322.

(f) Incorporated into this filing by reference to a Current Report on Form 8-K dated December 30, 2005 and filed January 5, 2006 for United Bankshares, Inc., File No. 0-13322.

(g) Incorporated into this filing by reference to Part II of Form S-4 Registration Statement of United Bankshares, Inc., Registration No. 33-106890 filed July 9, 2003.

(h) Incorporated into this filing by reference to a Current Report on Form 8-K dated March 20, 2006 and filed March 23, 2006 for United Bankshares, Inc., File No. 0-13322.

(i) Incorporated into this filing by reference to a Current Report on Form 8-K dated January 25, 2010 and filed January 29, 2010 for United Bankshares, Inc., File No. 0-13322.

(j) Incorporated into this filing by reference to Exhibits to the 2009 Form 10-K for United Bankshares, Inc., File No. 0-13322.

(k) Incorporated into this filing by reference to a Current Report on Form 8-K dated July 27, 2010 and filed August 2, 2010 for United Bankshares, Inc., File No. 0-13322.

(l) Exhibit not provided herein. The interactive data file (XBRL) exhibit is available through United's corporate website at www.ubsi-inc.com.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UNITED BANKSHARES, INC.
(Registrant)

/s/ Richard M. Adams
Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signatures | Title | Date |
|---|---|---|
| /s/ Richard M. Adams | Chairman of the Board, Director, and Chief Executive Officer | February 25, 2011 |
| /s/ Steven E. Wilson | Chief Financial Officer Chief Accounting Officer | February 25, 2011 |
| /s/ Robert G. Astorg | Director | February 25, 2011 |
| /s/ John M. McMahon | Director | February 25, 2011 |
| /s/ Theodore J. Georgelas | Director | February 25, 2011 |
| /s/ P. Clinton Winter, Jr. | Director | February 25, 2011 |
| /s/ William C. Pitt, III | Director | February 25, 2011 |
| /s/ Mary K. Weddle | Director | February 25, 2011 |
| /s/ J. Paul McNamara | Director | February 25, 2011 |
| /s/ W. Gaston Caperton, III | Director | February 25, 2011 |
| /s/ Gary G. White | Director | February 25, 2011 |
| /s/ F. T. Graff, Jr. | Director | February 25, 2011 |

# Exhibit 12

Computation of Ratios

| | | |
|---|---|---|
| Net Income Per Share | = | Net Income/Average Common Shares Outstanding |
| Cash Dividends Per Share | = | Dividends Paid/Actual Common Shares Outstanding |
| Book Value Per Share | = | Total Shareholders' Equity/Actual Common Shares Outstanding |
| Return on Average Assets | = | Net Income/Average Assets |
| Return on Average Shareholders' Equity | = | Net Income/Average Shareholders' Equity |
| Net Interest Margin | = | Net Interest Income/Average Earning Assets |
| Noninterest Expense to Average Assets | = | Noninterest Expense/Average Assets |
| Efficiency Ratio | = | (Noninterest Expense-Other Real Estate Owned Expense-Amortization of Intangibles)/(Net Interest Income + Noninterest Income-Security Losses) |
| Average Loans to Deposits | = | Average Net Loans/Average Deposits Outstanding |
| Dividend Payout | = | Dividends Declared/Net Income |
| Average Shareholders' Equity to Average Assets | = | Average Shareholders' Equity/Average Assets |
| Tier I Capital Ratio | = | Shareholders' Equity – Net Unrealized Gains on Available for Sale Securities-Intangible Assets +Qualifying Capital Securities (Tier I Capital)/ Risk Adjusted Assets |
| Total Capital Ratio | = | (Tier I Capital +Qualifying Tier II Capital Securities +Allowance for Loan Losses +Qualifying Portion of Unrealized Gains on Available for Sale Marketable Equity Securities)/Risk Adjusted Assets |
| Tier I Leverage Ratio | = | Tier I Capital/Average Assets |
| Net Charge-offs to Average Loans | = | (Gross Charge-offs – Recoveries)/ Average Net Loans |
| Non-performing Loans to Period End Loans | = | (Nonaccrual Loans + Loans Past Due 90 Days or Greater)/ Loans Net of Unearned Income |
| Non-performing Assets to Period End Assets | = | (Nonaccrual Loans + Loans Past Due 90 Days or Greater + Other Real Estate Owned)/Total Assets |
| Allowance for Loan Losses to Period End Loans | = | Loan Loss Reserve/Loans Net of Unearned Income |
| Allowance for Loan Losses to Non-Performing Loans | = | Loan Loss Reserve/(Nonaccrual Loans + Loans Past Due 90 days or Greater) |

Exhibit 21

## SUBSIDIARIES OF THE REGISTRANT

| TITLE | STATE OF INCORPORATION |
|---|---|
| UBC Holding Company, Inc. | West Virginia |
| United Bank, Inc. | West Virginia |
| United Brokerage Services, Inc. | West Virginia |
| United Real Estate Property Services, Inc. | West Virginia |
| United Venture Fund, Inc. | West Virginia |
| United Title Company | West Virginia |
| George Mason Bankshares, Inc. | Virginia |
| United Bank | Virginia |
| NVA Properties, LLC | Virginia |
| NVA Residential, LLC | Virginia |
| NVA Commercial, LLC | Virginia |
| GMBS Capital Management Co. | Nevada |
| GMBS Investment Co., LLC | Nevada |
| UBC Capital Management, Co. | Nevada |
| UBC Investment Co., LLC | Nevada |
| United Asset Management Corp. | Nevada |
| United Loan Management Co. | Nevada |
| Century Capital Trust I | District of Columbia |
| United Statutory Trust III | Connecticut |
| United Statutory Trust IV | Delaware |
| United Statutory Trust V | Delaware |

## SUBSIDIARIES OF THE REGISTRANT
## (continued)

| TITLE | STATE OF INCORPORATION |
|---|---|
| United Statutory Trust VI | Delaware |
| Sequoia Trust I | Delaware |
| Premier Statutory Trust II | Delaware |
| Premier Statutory Trust III | Delaware |
| Premier Statutory Trust IV | Delaware |
| Premier Statutory Trust V | Delaware |

Exhibit 23

**Consent of Independent Registered Public Accounting Firm**

We consent to the inclusion in this Annual Report (Form 10-K) of United Bankshares, Inc. for the year ended December 31, 2010, of our reports dated February 25, 2011, with respect to the consolidated financial statements of United Bankshares, Inc., and the effectiveness of internal control over financial reporting of United Bankshares, Inc.

We also consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-138192) pertaining to the 2006 Stock Option Plan of United Bankshares, Inc., Registration Statement (Form S-8 No. 333-106528) pertaining to the 2001 Incentive Stock Option Plan of United Bankshares, Inc., and Registration Statement (Form S-8, No. 333-24241) pertaining to the 1996 Incentive Stock Option Plan of United Bankshares, Inc. of our reports dated February 25, 2011 with respect to the consolidated financial statements of United Bankshares, Inc., and the effectiveness of internal control over financial reporting of United Bankshares, Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2010.

Ernst + Young LLP

Charleston, WV
February 25, 2011

Exhibit 31.1

## CERTIFICATION

I, Richard M. Adams, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of United Bankshares, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

Richard M. Adams, Chairman of the Board
and Chief Executive Officer

Exhibit 31.2

## CERTIFICATION

I, Steven E. Wilson, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of United Bankshares, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

Steven E. Wilson, Executive
Vice President, Treasurer,
Secretary and Chief Financial Officer

Exhibit 32.1

## CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of United Bankshares, Inc. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 10-K for the year ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2011

Name: Richard M. Adams
Title: Chief Executive Officer

Exhibit 32.2

## CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of United Bankshares, Inc. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 10-K for the year ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2011

Name: Steven E. Wilson
Title: Chief Financial Officer

# NOTES

# NOTES


UNITED
BANKSHARES, INC.